As filed with the Securities and Exchange Commission on April 23, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

REPUBLIC FIRST BANCORP, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania (State or other jurisdiction of incorporation or organization)	6022 (Primary Standard Industrial Classification Code Number)	23-2486815 (I.R.S. Employer Identification No.)
50 South 16th Street, Suite 2400 Philadelphia, PA 19102 (215) 735-4422 (Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)
Harry D. Madonna
President and Chief Executive Officer
50 South 16th Street, Suite 2400
Philadelphia, PA  19102
(215) 735-4422
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
Barry M. Abelson, Esq. Donald R. Readlinger, Esq. Pepper Hamilton LLP 3000 Two Logan Square Eighteenth and Arch Streets Philadelphia, PA 19103 (215) 981-4000	Lawrence R. Wiseman, Esq. Christin R. Cerullo, Esq. Blank Rome LLP One Logan Square 130 North 18th Street Philadelphia, PA 19103-6998 (215) 569-5549
Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐                                                                                                                                                     Accelerated filer ☑
Non-accelerated filer ☐ (Do not check if a smaller reporting company)                                                                     Smaller reporting company ☐

Calculation Of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock			$40,000,000	$2,852.00

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

SUBJECT TO COMPLETION, DATED April 23, 2010

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS
Shares

Common Stock

We are offering             shares of our common stock, par value $.01 per share.  Of the      shares of our common stock we are offering,           shares will first be offered to our officers, directors and certain principal shareholders through a directed share subscription program.  Any shares not sold through the directed share subscription program will be offered to the general public on the same basis as the other shares offered by this prospectus.  Our common stock is listed on the Nasdaq Global Market under the symbol “FRBK.”  On April 21, 2010, the last reported sale price of our common stock on the Nasdaq Global Market was $3.96 per share.

The shares of common stock are not deposits or other obligations of any bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental entity.

Investing in our common stock involves significant risks.  See “Risk Factors” beginning on page 8 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount and commissions (1)	$	$
Proceeds, before expenses, to Republic First Bancorp, Inc.	$	$

(1)
The underwriting discounts and commissions will be $      per share. However, the underwriters have agreed that the underwriting discounts and commissions will be $       per share for sales to our officers, directors and certain principal shareholders under the directed share subscription program.  The total underwriting discounts and commissions and the total proceeds to us, before expenses, reflect the reduced discount for sales to our officers, directors and certain principal shareholders under the directed share subscription program.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

The underwriters may purchase up to an additional           shares of common stock within 30 days of the date of this prospectus to cover over-allotments, if any.

The underwriters expect to deliver the shares of common stock to purchasers on or about       , 2010.

Sandler O’neill + partners, l.p.

The date of this prospectus is                       , 2010.

_____________________________________________

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus and any permitted free writing prospectuses we have authorized for use with respect to this offering. We have not, and the underwriters are not, authorized anyone to provide you with different or additional information.  If anyone provides you with different or additional information, you should not rely on it.  We are not, and the underwriters have not, making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. You should not assume that the information in this prospectus or any permitted free writing prospectus is accurate or complete as of any date other than the dates of the applicable documents.  Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

It is important for you to read and consider all of the information contained in this prospectus before making your investment decision to purchase shares of our common stock in this offering.  See “Where You Can Find More Information” in this prospectus for instructions on how you can access additional information.

 Unless the context requires otherwise or unless otherwise noted, all references to the “Company,” “we,” “our,” or “us” refer collectively to Republic First Bancorp, Inc. and its subsidiaries, and all references to the “Bank” or “Republic” refer to our wholly-owned subsidiary, Republic First Bank.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this prospectus and any prospectus supplement are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the Securities Act.  All statements other than statements of historical facts contained in this prospectus and any prospectus supplement, including statements regarding our plans, objectives, goals, strategies, future events, capital expenditures, future results, our competitive strengths, our business strategy and the trends in our industry are forward-looking statements.  The words “believe,” “may,” “could,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “appear,” “future,” “likely,” “probably,” “suggest,” “goal,” “potential” and similar expressions, as they relate to us, are intended to identify forward-looking statements.  All statements, other than statements of historical fact, included in this prospectus and any prospectus supplement regarding our financial position, business strategy and plans or objectives for future operations are forward-looking statements.

Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements.  For example, and in addition to the “Risk Factors” discussed elsewhere in this prospectus, risks and uncertainties can arise with changes in:

•	general economic conditions, including current turmoil in the financial markets and the efforts of government agencies to stabilize the financial system;

•	the adequacy of our allowance for loan losses and our methodology for determining such allowance;

•	adverse changes in our loan portfolio and credit risk-related losses and expenses;

•	concentrations within our loan portfolio, including our exposure to commercial real estate loans, and to our primary service area;

•	changes in interest rates;

•
business conditions in the financial services industry, including competitive pressure among financial services companies, new service and product offerings by competitors, price pressures, and similar items;

•	deposit flows;

•	loan demand;

•	the regulatory environment, including evolving banking industry standards, changes in legislation or regulation;

•	our securities portfolio and the valuation of our securities;

•	changes in accounting principles, policies and guidelines as well as estimates and assumptions used in the preparation of our financial statements;

•	rapidly changing technology;

•	litigation liabilities, including costs, expenses, settlements and judgments; and

•	other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services.

Readers are cautioned not to place undue reliance on any forward-looking statement, which reflects management’s analysis only as of the date of the statement.  Except as required by applicable law or regulation, we do not undertake, and specifically disclaim any obligation to update or revise any forward-looking statements to reflect any changed assumptions, any unanticipated events or any changes in the future.

In addition, you should refer to the “Risk Factors” section of this prospectus beginning on page 8 for a discussion of factors that may cause our actual results to differ materially from those which may be inferred from our forward-looking statements.  As a result of these factors, the forward-looking statements in this prospectus and any prospectus supplement will prove to be accurate.  Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material.  In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, if at all.  Accordingly, you should not place undue reliance on these forward-looking statements.  All subsequent written and oral forward-looking statements attributable to us or the persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements.

PROSPECTUS SUMMARY
The following summary highlights selected information contained in this prospectus.  Because it is a summary, it does not contain all the information you should consider before investing in our common stock.  Before making any investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section of this prospectus beginning on page 8, and the financial statements and notes to the financial statements beginning on page F-1.

The Company
Republic First Bancorp, Inc. is a corporation incorporated under the laws of the Commonwealth of Pennsylvania, and a registered bank holding company.  We offer a variety of retail and commercial banking services to individuals and businesses throughout the Greater Philadelphia and Southern New Jersey area through our wholly-owned subsidiary, Republic First Bank.  As of December 31, 2009, we had approximately $1.0 billion in total assets, $694 million in loans, $883 million in deposits and $70 million in equity capital. We currently have eleven store locations in Philadelphia, Montgomery and Delaware Counties in Pennsylvania, and one in Camden County, New Jersey, and plan to open additional stores in 2010 and beyond.

Beginning in 2005, our primary objective had been to be an alternative to the large banks for commercial banking services in the Greater Philadelphia and Southern New Jersey area.  Since the second quarter of 2008, we began to redirect our strategic efforts toward retail banking and creating a major regional retail and commercial bank with a distinct brand, by focusing on innovation, customer satisfaction, brand building and shareholder value creation.  To achieve  this transformation, the Bank hired a number of former senior Commerce Bank employees: Andrew Logue, Chief Operations Officer; Rhonda Costello, Chief Retail Officer; Jay Neilon, Chief Credit Officer and Frank Cavallaro, Chief Financial Officer. With this management team in place and additional new employees for support, we believe Republic First Bank has the foundation and commitment to become a leading financial institution in the Philadelphia metropolitan area.

Additionally, the Bank hired two experienced and former Commerce Bank regional market managers, Stephen McWilliams and Robert Worley.  Messrs. McWilliams and Worley focus on our commercial lending initiatives and lead the Bank’s lending efforts in the Greater Philadelphia and Southern New Jersey area. They in turn have hired a number of experienced lenders with the same focus and the Bank is beginning to see the results of these teams in many new opportunities for loan and deposit relationships.

In November 2008, we entered into a merger agreement with Metro Bancorp, Inc., then known as Pennsylvania Commerce Bancorp, Inc., which we had hoped would accelerate our strategic plans.  Because of uncertainties over regulatory approvals, however, we did not complete that merger.  With the termination of the Metro agreement in March 2010, we have re-focused to our strategic plans to develop our franchise as an independent institution.  We believe we have a strong management team and adequate capital resources and liquidity to deal with current economic conditions and plan for the future.  In connection with the change in strategy to internally grow our  brand, we are planning to rebrand our stores and begin operating under the name, “Republic Bank,” the name under which the Bank was incorporated and under which it did business from 1988 until 1996.

During 2009, we renovated, refurbished and remodeled most of our existing stores, including significant capital improvements, as part of our ongoing efforts to adopt a more retail customer focus and attract additional retail business.  We have plans to expand customer services hours, enhance our banking systems to better serve the retail customer, and expand our retail product offerings.

The success of these efforts is already being observed in the growth of our core deposits, which we define as total deposits less public and brokered certificates of deposit.  Core deposits have grown by $217 million, or 43%, for the twelve month period ended December 31, 2009 compared to the same period in 2008. This growth has allowed us to reduce Federal Home Loan Bank advances and short-term borrowings by $77 million, or 75%, from December 31, 2008, to $25 million at December 31, 2009, and also reduce brokered deposits by $112.6 million, or 82%, over the same period. We believe core deposits are the best measure of the deposit gathering strength of our branch network and the success of strategic effort to transform our banking model.

On the lending side, we historically focused efforts on business banking and commercial lending transactions, in particular commercial real estate loans.  We have begun to restructure our loan portfolio and deemphasize commercial real estate loans.  To further these efforts, during 2009, we undertook detailed reviews of our more significant credit relationships with an emphasis on reducing exposure, enhanced our allowance for loan loss methodology, and committed to originate fewer commercial real estate loans in order to reduce credit concentrations in that loan category.  As a result of these initiatives, our commercial real estate portfolio has decreased by $97.9 million, or 17%, during the twelve month period ended December 31, 2009. This reduction together with deposit growth has reduced the loan to deposit ratio to 77% at December 31, 2009 compared to 105% at December 31, 2008. This will afford the Bank the opportunity to initiate more commercial and industrial and consumer lending.

We continue to believe that an attractive niche exists serving small to medium-sized business customers not adequately served by our larger competitors, and we will continue to seek opportunities to build commercial relationships to complement our retail strategy.  We believe small to medium-sized businesses will respond very positively to the attentive and highly personalized service we provide

We are subject to federal and state laws and regulations governing virtually all aspects of our activities, including our lines of business, capital, liquidity, investments, payment of dividends, and others.  These laws and regulations and the costs of compliance can have a significant impact on our business, financial condition, and results of operations.

Our principal executive offices are located at Two Liberty Place, 50 South 16th Street, Suite 2400, Philadelphia, PA 19102.  Our telephone number is (215) 735-4422 and our website address is www.rfbkonline.com.  Information included or referred to on our website is not a part of this prospectus.

Service Area/Market Overview
Our primary service area consists of Greater Philadelphia and Southern New Jersey, and we currently have eleven store locations in Philadelphia, Montgomery and Delaware Counties in Pennsylvania, and one in Camden County, New Jersey, to serve this area.  Our commercial lending activities extend beyond our primary service area, to include other counties in Pennsylvania and New Jersey, as well as parts of Delaware, Maryland, New York and other out-of-market opportunities.

We will carefully evaluate growth opportunities throughout 2010, as we believe the national and local economies will begin to recover.  We have applied to open one new store in 2010 in Haddonfield, New Jersey, which is subject to regulatory approval, and anticipate pursuing additional de novo branching opportunities in our primary service area in 2010 and beyond.

Competition
We face substantial competition from other financial institutions in our service area.  Competitors include Wells Fargo, Citizens, PNC, Sovereign, TD Bank and Bank of America, as well as local commercial banks.  In addition, we compete directly with savings banks, savings and loan associations, finance companies, credit unions, factors, mortgage brokers, insurance companies, securities brokerage firms, mutual funds, money market funds, private lenders and other institutions for deposits, commercial loans, mortgages and consumer loans, as well as other services.  Competition among financial institutions is based upon a number of factors, including the quality of services rendered, interest rates offered on deposit accounts, interest rates charged on loans and other credit services, service charges, the convenience of banking facilities, locations and hours of operation and, in the case of loans to larger commercial borrowers, applicable lending limits.  Many of the financial institutions with which we compete have greater financial resources than we do, and offer a wider range of deposit and lending products.

Credit Risk and Asset Quality
As a commercial lender, we are subject to credit risk and recent economic and financial conditions have adversely effected our borrowers and our business.  To manage this challenging environment, we have adopted a more conservative loan classification system, enhanced our allowance for loan loss methodology, and undertaken a comprehensive review of our loan portfolio.  Although we follow established underwriting policies, and monitor loans through our loan review program, we remain subject to credit risk.  Although the majority of our loan portfolio is collateralized with real estate or other collateral, a portion of the loan portfolio is unsecured.

We have been impacted by the challenging conditions in the economy and financial markets.  Since mid-2008, like many other commercial lenders, we have experienced significant charge-offs, provisions for loan losses, and increased non-performing loans and other real estate owned, and continue to manage a significant amount of non-performing assets.  We do, however, believe that the markets that we serve and the local economy are showing signs of stabilizing and during 2009 we instituted a vigilant credit administration process in which we reviewed over 40% of our loan portfolio and will continue to review our loan portfolio on a quarterly basis in order to closely monitor our borrowers.

Products and Services
We offer a range of competitively priced banking products and services, including consumer and commercial deposit accounts, including checking accounts, interest-bearing demand accounts, money market accounts, certificates of deposit, savings accounts, sweep accounts, lockbox services and individual retirement accounts (and other traditional banking services), secured and unsecured commercial loans, real estate loans, construction and land development loans, automobile loans, home improvement loans, mortgages, home equity and overdraft lines of credit, and other products.  We attempt to offer a high level of personalized service to both our retail and commercial customers.

Risk Factors
Investing in our securities involves risks. You should carefully consider the information under “Risk Factors” beginning on page 8 before investing in our securities.

Summary Selected Consolidated Financial and Operating Data

The following summary selected consolidated income statement data for the fiscal years ended December 31, 2009, 2008 and 2007 and the balance sheet data, asset quality ratios and liquidity and capital ratios for the fiscal years ended December 2009 and 2008 are derived from, and qualified by reference to, our audited consolidated financial statements and related notes and other financial data appearing elsewhere in this prospectus. The following Summary selected consolidated income statement data for the fiscal years ended December 31, 2006 and 2005, the balance sheet data, asset quality ratios and liquidity and capital ratios for the fiscal years ended December 2007, 2006 and 2005 and performance ratios for the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005 are derived from our audited consolidated financial statements and related notes not appearing in this prospectus. This information should be read in conjunction with our consolidated financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in this prospectus.

	As of or for the Years Ended December 31,
(Dollars in thousands, except per share data)	2009	2008	2007	2006	2005

INCOME STATEMENT DATA
Total interest income	$43,470	$53,976	$68,346	$62,745	$45,381
Total interest expense	16,055	25,081	38,307	28,679	16,223
Net interest income	27,415	28,895	30,039	34,066	29,158
Provision for loan losses	14,200	7,499	1,590	1,364	1,186
Non-interest income	79	1,242	3,073	3,640	3,614
Non-interest expenses	30,959	23,887	21,364	21,017	18,207
Income (loss) before provision (benefit) for income taxes	(17,665)	(1,249)	10,158	15,325	13,379
Provision (benefit) for income taxes	(6,223)	(777)	3,273	5,207	4,486
Net income (loss)	$(11,442)	$(472)	$6,885	$10,118	$8,893

PER SHARE DATA
Basic earnings per share
Net income (loss)	$(1.07)	$(0.04)	$0.66	$0.97	$0.88

Diluted earnings per share
Net income (loss)	$(1.07)	$(0.04)	$0.65	$0.95	$0.84

Book value per share	$6.59	$7.46	$7.80	$7.16	$6.17

BALANCE SHEET DATA
Total assets	$1,008,642	$951,980	$1,016,308	$1,008,824	$850,855
Total loans, net	680,977	774,673	813,041	784,002	670,469
Total investment securities(1)	192,395	90,066	90,299	109,176	44,161
Total deposits	882,894	739,167	780,855	754,773	647,843
FHLB & overnight advances	25,000	102,309	133,433	159,723	123,867
Subordinated debt	22,476	22,476	11,341	6,186	6,186
Total shareholders’ equity	70,264	79,327	80,467	74,734	63,677

PERFORMANCE RATIOS
Return on average assets on continuing operations	(1.22)%	(0.05)%	0.71%	1.19%	1.22%
Return on average shareholders’ equity on continuing operations	(15.32)%	(0.60)%	8.86%	14.59%	15.22%
Net interest margin	3.13%	3.28%	3.26%	4.20%	4.23%
Total non-interest expenses as a percentage of average assets	3.29%	2.54%	2.20%	2.48%	2.49%

ASSET QUALITY RATIOS
Allowance for loan losses as a percentage of loans	1.85%	1.07%	1.04%	1.02%	1.12%
Allowance for loan losses as a percentage of non-performing loans	49.32%	48.51%	38.19%	116.51%	222.52%
Non-performing loans as a percentage of total loans	3.75%	2.21%	2.71%	0.87%	0.50%
Non-performing assets as a percentage of total assets	3.93%	2.72%	2.55%	0.74%	0.42%
Net charge-offs as a percentage of average loans, net	1.33%	0.96%	0.14%	0.13%	0.04%

LIQUIDITY AND CAPITAL RATIOS
Average equity to average assets	7.94%	8.44%	8.01%	8.17%	7.99%
Leverage ratio	9.36%	11.14%	9.44%	8.75%	8.89%
Tier 1 capital to risk-weighted assets	11.89%	12.26%	10.07%	9.46%	10.65%
Total capital to risk-weighted assets	13.14%	13.26%	11.01%	10.30%	11.81%

(1) Includes restricted stock

The Offering

Issuer	Republic First Bancorp, Inc.

Securities offered in underwritten offering
           shares of common stock (or            shares if the underwriters exercise in full the over-allotment option to purchase additional shares).  This does not include up to an additional            shares which may be offered as a result of such shares not being sold through the directed share subscription program.

Securities offered in directed share subscription program	shares of common stock. Any shares not sold through the directed share subscription program may be sold by the underwriters through the underwritten offering.

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an additional % of the offered amount, or shares of common stock, to cover over-allotments, if any.

Offering price	$ per share

Common stock outstanding after this offering(1)	shares ( shares if the underwriters exercise their over-allotment option in full).

Use of proceeds
We estimate that the net proceeds of this offering (after deducting offering expenses payable by us)  will be approximately $           (or $             if the underwriters exercise their over-allotment option in full). We intend to contribute the net proceeds of this offering to our subsidiary, Republic First Bank, for its general corporate purposes.

Transfer agent and registrar	Registrar and Transfer Company

Nasdaq Global Market symbol	FRBK

(1)   The number of shares of our common stock to be outstanding after this offering is based on              shares outstanding on                                  , 2010.  Unless otherwise indicated, the number of outstanding shares of common stock presented in this prospectus excludes:    shares of our common stock issuable pursuant to the exercise of the underwriters' over-allotment option;        shares of our common stock issuable upon conversion, exchange or exercise in respect of outstanding options and other securities; and     shares of our common stock that may be issued under our amended and restated stock option plan and restricted stock plan, referred to as our stock option plan.

RISK FACTORS

In addition to the other information included in this prospectus and any prospectus supplement, the following factors should be carefully considered in evaluating an investment in our common stock, our business, financial condition, results of operations, and future prospects.  Any of the following risks, either alone or taken together, could materially and adversely affect our business, financial condition, results of operations, or future prospects.  If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may be materially adversely affected. There may be additional risks that we do not presently know or that we currently believe are immaterial which could also materially adversely affect our business, financial condition, results of operations, or future prospects. In any such case, the market price of our common stock could decline substantially and you could lose all or a part of your investment.

Risks Related to Our Business

We are subject to credit risk in connection with our lending activities, and our financial condition and results of operations may be negatively impacted by economic conditions and other factors that adversely affect our borrowers.

Our financial condition and results of operations are affected by the ability of our borrowers to repay their loans, and in a timely manner.  Lending money is an significant part of the banking business.  Borrowers, however, do not always repay their loans.  The risk of non-payment is assessed through our underwriting and loan review procedures based on several factors including credit risks of a particular borrower, changes in economic conditions, the duration of the loan and in the case of a collateralized loan, uncertainties as to the future value of the collateral and other factors.  Despite our efforts, we do and will experience loan losses, and our financial condition and results of operations will be adversely effected.

Our concentration of commercial real estate loans could result in increased loan losses and costs of compliance.

A substantial portion of our loan portfolio—71.7% as of December 31, 2009—is comprised of commercial real estate loans.  The commercial real estate market is cyclical and poses risks of loss to us because of the concentration of commercial real estate loans in our loan portfolio, and the lack of diversity in risk associated with such a concentration.  Banking regulators have been giving and continue to give commercial real estate lending greater scrutiny, and banks with larger commercial real estate loan portfolios are expected by their regulators to implement improved underwriting, internal controls, risk management policies and portfolio stress-testing practices to manage risks associated with commercial real estate lending.  In addition, commercial real estate lenders are making greater provisions for loan losses and accumulating higher capital levels as a result of commercial real estate lending exposures.  Additional losses or regulatory requirements related to our commercial real estate loan concentration could materially adversely affect or business, financial condition and results of operations.

Our allowance for loan losses may not be adequate to absorb actual loan losses, and we may be required to make further provisions for loan losses and charge off additional loans in the future, which could materially and adversely affect our business.

We attempt to maintain an allowance for loan losses, established through a provision for loan losses accounted for as an expense, which is adequate to absorb losses inherent in our loan portfolio.  If our allowance for loan losses is inadequate, it may have a material adverse effect on our financial condition and results of operations.

The determination of the allowance for loan losses inherently involves a high degree of subjectivity and judgment and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes.  Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require us to increase our allowance for loan losses. Increases in nonperforming loans have a significant impact on our allowance for loan losses.  Our allowance for loan losses may not be adequate to absorb actual loan losses. If current trends in the real estate markets continue, we could continue to experience increased delinquencies and credit losses, particularly with respect to real estate construction and land acquisition and development loans and one-to-four family residential mortgage loans. Moreover, we expect that the current recession will negatively impact economic conditions in our market areas and that we could experience significantly higher delinquencies and credit losses.  As a result, we will continue to make provisions for loan losses and to charge off additional loans in the future, which could materially adversely affect our financial conditions and results of operations.

In addition to our internal processes for determining loss allowances, bank regulatory agencies periodically review our allowance for loan losses and may require us to increase the provision for loan losses or to recognize further loan charge-offs, based on judgments that differ from those of our management.  If loan charge-offs in future periods exceed the allowance for loan losses, we will need to increase our allowance for loan losses. Furthermore, growth in our loan portfolio would generally lead to an increase in the provision for loan losses. Any increases in our allowance for loan losses will result in a decrease in net income and capital, and may have a material adverse effect on our financial condition, results of operations and cash flows.
We are required to make significant estimates and assumptions in the preparation of our financial statements, including with respect to our allowance for loan losses, and our estimates and assumptions may not be accurate.

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, require our management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expense during the reporting periods.  Critical estimates are made by management in determining, among other things, the allowance for loan losses, carrying values of other real estate owned, and income taxes.  If our underlying estimates and assumptions prove to be incorrect, our financial condition and results of operations may be materially adversely effected.

Our results of operations may be materially and adversely affected by other-than-temporary impairment charges relating to our investment portfolio.

During 2008 and 2009, we recorded other-than-temporary impairment charges for certain bank pooled trust preferred securities, and we may be required to record future impairment charges on our investment securities if they suffer declines in value that we determine are other-than-temporary. Numerous factors, including the lack of liquidity for re-sales of certain investment securities, the absence of reliable pricing information for investment securities, adverse changes in the business climate, adverse regulatory actions or unanticipated changes in the competitive environment, could have a negative effect on our investment portfolio in future periods. If an impairment charge is significant enough, it could affect the Bank’s ability pay dividends, which could materially adversely affect us and our ability to pay dividends to shareholders. Significant impairment charges could also negatively impact our regulatory capital ratios and result in us not being classified as “well-capitalized” for regulatory purposes.

Our net interest income, net income and results of operations are sensitive to fluctuations in interest rates.

Our net income depends on the net income of the Bank, and the Bank is dependent primarily upon its net interest income, which is the difference between the interest earned on its interest-earning assets, such as loans and investments, and the interest paid on its interest-bearing liabilities, such as deposits and borrowings.

Our results of operations will be effected by changes in market interest rates and other economic factors beyond our control.  If our interest-earning assets have longer effective maturities than our interest-bearing liabilities, the yield on our interest-earning assets generally will adjust more slowly than the cost of our interest-bearing liabilities, and, as a result, our net interest income generally will be adversely affected by material and prolonged increases in interest rates, and positively affected by comparable declines in interest rates.  Conversely, if liabilities reprice more slowly than assets, net interest income would be adversely affected by declining interest rates, and positively affected by increasing interest rates.  At any time, our assets and liabilities will reflect interest rate risk of some degree.

In addition to affecting interest income and expense, changes in interest rates also can affect the value of our interest-earning assets, comprising fixed- and adjustable-rate instruments, as well as the ability to realize gains from the sale of such assets.  Generally, the value of fixed-rate instruments fluctuates inversely with changes in interest rates, and changes in interest rates may therefore have a material adverse affect on our results of operations.

We are a holding company dependent for liquidity on payments from our banking subsidiary, which payments are subject to restrictions.

We are a holding company and depend on dividends, distributions and other payments from the Bank to fund dividend payments, if any, and to fund all payments on obligations. The Bank and its subsidiaries are subject to laws that restrict dividend payments or authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to us.  Restrictions or regulatory actions of that kind could impede our access to funds that we may need to make payments on our obligations or dividend payments, if any.  In addition, our right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors.

Increases in FDIC insurance premiums may have a material adverse effect on our results of operations.

During 2008 and continuing in 2009, higher levels of bank failures have dramatically increased resolution costs of the Federal Deposit Insurance Corporation, or the FDIC, and depleted the deposit insurance fund. In addition, the FDIC and the U.S. Congress have taken action to increase federal deposit insurance coverage, placing additional stress on the deposit insurance fund.

In order to maintain a strong funding position and restore reserve ratios of the deposit insurance fund, the FDIC increased assessment rates of insured institutions uniformly by seven cents for every $100 of deposits beginning with the first quarter of 2009, with additional changes beginning April 1, 2009, which require riskier institutions to pay a larger share of premiums by factoring in rate adjustments based on secured liabilities and unsecured debt levels.

To further support the rebuilding of the deposit insurance fund, the FDIC imposed a special assessment on each insured institution, equal to five basis points of the institution’s total assets minus Tier 1 capital as of September 30, 2009. For us, this represents an aggregate charge of approximately $0.4 million, which was recorded as a pre-tax charge during the second quarter of 2009. The FDIC has indicated that future special assessments are possible, although it has not determined the magnitude or timing of any future assessments.

In November 2009, the FDIC also imposed a 13-quarter prepayment of FDIC premiums.  The prepayment will be used to offset future FDIC premiums beginning with the March 31, 2010 payment.

We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional bank or financial institution failures, we may be required to pay even higher FDIC premiums. Our expenses for the year ended December 31, 2009 have been significantly and adversely affected by these increased premiums and the special assessment. These increases and assessment and any future increases in insurance premiums or additional special assessments may materially adversely affect our results of operations.

Our business is concentrated in and dependent upon the continued growth and welfare of our primary market area.

Our primary service area consists of Greater Philadelphia and Southern New Jersey.  Our success depends upon the business activity, population, income levels, deposits and real estate activity in this area.  Although our customers’ businesses and financial interests may extend well beyond this area, adverse economic conditions that affect our primary service area could reduce our growth rate, affect the ability of our customers to repay their loans to us, and generally adversely affect our financial condition and results of operations. Because of our geographic concentration, we are less able than other regional or national financial institutions to diversify our credit risks across multiple markets.

Unfavorable economic and financial market conditions may adversely affect our financial position and results of operations.

Economic and financial market conditions in the United States and around the world may remain depressed for the foreseeable future.  Conditions such as slow or negative growth and the sub-prime debt devaluation crisis have resulted in a low level of liquidity in many financial markets and extreme volatility in credit, equity and fixed income markets.  These economic developments could have various effects on our business, including:

•	increasing our credit risk, by increasing the likelihood that major customers of ours become insolvent and unable to satisfy their obligations to us;

•	impairing our ability to originate loans, by making our customers and prospective customers less willing to borrow, and making loans that meet our underwriting criteria difficult to find; and

•	limiting our interest income, by depressing the yields we are able to earn on our investment portfolio.

These potential effects are difficult to forecast and mitigate.  Distress in the credit markets and issues relating to liquidity among financial institutions have resulted in the failure of some financial institutions and others have been forced to seek acquisition partners. The United States and other governments have taken unprecedented steps in an effort to stabilize the financial system, including investing in financial institutions.  These efforts, however, may not succeed.  Our business and our financial condition and results of operations could be adversely affected by continued or accelerated disruption and volatility in financial markets, continued capital and liquidity concerns regarding financial institutions, limitations resulting from further governmental action in an effort to stabilize or provide additional regulation of the financial system, and recessionary conditions that are deeper or longer lasting than currently anticipated.

Our ability to use net operating loss carryforwards to reduce future tax payments may be limited.

As of December 31, 2009, we had approximately $6.2 million of U.S. Federal net operating loss carryforwards, referred to as “NOLs,” available to reduce taxable income in future years.

Utilization of the NOLs may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended, referred to as the “Code.” These ownership changes may limit the amount of NOLs that can be utilized annually to offset future taxable income and tax, respectively. In general, an ownership change, as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups. The issuance of securities in connection with this offering may have resulted in an ownership change, or could result in an ownership change in the future upon subsequent dispositions of our stock. In the event of an ownership change, Section 382 imposes an annual limitation on the amount of post-ownership change taxable income a corporation may offset with pre-ownership change NOLs. The limitation imposed by Section 382 for any post-change year would be determined by multiplying the value of our stock immediately before the ownership change (subject to certain adjustments) by the applicable long-term tax-exempt rate. Any unused annual limitation may be carried over to later years, and the limitation may under certain circumstances be increased by built-in gains which may be present with respect to assets held by us at the time of the ownership change that are recognized in the five-year period after the ownership change. Our use of NOLs arising after the date of an ownership change would not be affected.

In addition, the ability to use NOLs will be dependent on our ability to generate taxable income. The NOLs may expire before we generate sufficient taxable income. There were no NOLs that expired in the fiscal years ended December 31, 2009 and December 31, 2008. There are no NOLs that could expire if not utilized for the year ending December 31, 2010.

Our assets as of December 31, 2009 include a deferred tax asset and we may not be able to realize the full amount of such asset.

We recognize deferred tax assets and liabilities based on differences between the financial statement carrying amounts and the tax bases of assets and liabilities. At December 31, 2009, the net deferred tax asset was approximately $6.9 million, up from a balance of approximately $4.2 million at December 31, 2008. The increase in net deferred tax asset resulted mainly from the allowance for loan losses recorded for financial reporting purposes, which are not currently deductible for federal income tax reporting purposes. The net deferred tax asset balance at December 31, 2009 attributable to the allowance for loan losses was $4.6 million.

We regularly review our deferred tax assets for recoverability based on history of earnings, expectations for future earnings and expected timing of reversals of temporary differences. Realization of deferred tax assets ultimately depends on the existence of sufficient taxable income, including taxable income in prior carryback years, as well as future taxable income. We believe the recorded net deferred tax asset at December 31, 2009 is fully realizable; however, if we determine that we will be unable to realize all or part of the net deferred tax asset, we would adjust this deferred tax asset, which would negatively impact our earnings or increase our net loss.

We may not be able to manage our growth, which may adversely impact our financial results.

As part of our retail growth strategy, we may expand into additional communities or attempt to strengthen our position in our current markets by opening new stores and acquiring existing stores of other financial institutions.  To the extent that we undertake additional stores openings and acquisitions, we are likely to experience the effects of higher operating expenses relative to operating income from the new operations, which may have an adverse effect on our levels of reported net income, return on average equity and return on average assets. Other effects of engaging in such growth strategies may include potential diversion of our management’s time and attention and general disruption to our business.

As part of our retail strategy, we plan to open new stores in our primary service area, including Southern New Jersey.  We may not, however, be able to identify attractive locations on terms favorable to us, obtain regulatory approvals, or hire qualified management to operate new stores.  In addition, the organizational and overhead costs may be greater than we anticipate.  New stores may take longer than expected to reach profitability, or may not become profitable.  The additional costs of starting new stores may adversely impact our financial results.

Our ability to manage growth successfully will depend on whether we can continue to fund our growth while maintaining cost controls, as well as on factors beyond our control, such as national and regional economic conditions and interest rate trends.  If we are not able to control costs, such growth could adversely impact our earnings and financial condition.

We are planning to rebrand Republic First Bank as “Republic Bank” and the rebranding may be more costly than anticipated or may fail to achieve its intended result.

In connection with our change in strategy to internally grow our brand, we are planning to rebrand our stores and begin operating under the name, “Republic Bank,” the name under which the Bank was incorporated and under which it did business from 1988 until 1996.  The rebranding is expected to occur during the next several months.  Several companies in the United States, including companies in the banking and financial services industries, use variations of the word “Republic,” as well as a stylized "R," as part of a trademark or trade name.  As such, we face potential objections to our use of these marks.  If there are any objections, we may incur additional costs to defend our use, and may be required to further rebrand our banking business.  Our rebranding efforts may not achieve their intended results, which include enhancing our brand and increasing our retail business.

Our retail strategy relies heavily on our management team, and the unexpected loss of key managers may adversely affect our operations.

Since June 2008, we have been successful in attracting new, talented management to the Bank, to add to our management team.  Many of these new people joined us when we were planning to merge with Metro Bancorp, Inc.  We believe that our ability to successfully implement our retail strategy will require us to retain and attract additional management experienced in banking and financial services, and familiar with the communities in our market.  Our ability to retain executive officers, the current management teams, branch managers and loan officers of the Bank will continue to be important to the successful implementation of our strategy.  It is also critical, as we grow, to be able to attract and retain qualified additional management and loan officers with the appropriate level of experience and knowledge about our market areas to implement our community-based operating strategy. The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business, financial condition and results of operations.

We are subject to numerous governmental regulations and to comprehensive examination and supervision by regulators, which could have an adverse impact on our operations and could restrict the scope of our operations.

We and the Bank operate in a highly regulated environment and are subject to supervision and regulation by several governmental regulatory agencies, including the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Company, or FDIC, and the Pennsylvania Department of Banking.  We are subject to federal and state regulations governing virtually all aspects of our activities, including lines of business, capital, liquidity, investments, payment of dividends, and others.  Regulations that apply to us are generally intended to provide protection for depositors and customers rather than for investors.

We are also subject to comprehensive examination and supervision by banking and other regulatory bodies. Examination reports and ratings (which often are not publicly available) and other aspects of this supervisory framework can materially impact the conduct, growth, and profitability of our businesses.  In response to our May 2009 examination, the Bank and its board entered into an informal agreement with the FDIC and the Pennsylvania Department of Banking to enhance a variety of the Bank’s policies, procedures and processes regarding asset quality, earnings and loan concentrations. Similarly, following our March 2008 compliance examination, the Bank and its board entered into an informal agreement with the FDIC.  The Bank was required to improve its policies, procedures and processes relating to its compliance monitoring functions. We have implemented a number of changes to the Bank’s policies, procedures and processes, which we believe address most of the issues raised in these informal agreements.  A failure to have adequate procedures to comply with regulatory requirements could expose us to damages, fines and regulatory penalties, which could be significant, and could also injure our reputation with customers and others with whom we do business.

We are subject to extensive regulation and supervision under federal and state laws and regulations. The requirements and limitations imposed by such laws and regulations limit the manner in which we conduct our business, undertake new investments and activities and obtain financing.  Financial institution regulation has been the subject of significant legislation in recent years and may be the subject of further significant legislation in the future, none of which is within our control.  New programs and proposals may subject us and other financial institutions to additional restrictions, oversight and costs that may have an adverse impact on our business, financial condition, results of operations or the price of our common stock. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied or enforced. We cannot predict the substance or impact of future legislation, regulation or the application thereof. Compliance with such current and potential regulation and scrutiny may significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital and limit our ability to pursue business opportunities in an efficient manner.

We face significant competition in our market from other banks and financial institutions.

The banking and financial services industry in our market area is highly competitive.  We may not be able to compete effectively in our markets, which could adversely affect our results of operations.  The increasingly competitive environment is a result of changes in regulation, changes in technology and product delivery systems, and consolidation among financial service providers.  Larger institutions have greater access to capital markets, with higher lending limits and a broader array of services.  Competition may require increases in deposit rates and decreases in loan rates, and adversely impact our net interest margin.

We may not have the resources to effectively implement new technologies, which could adversely affect our competitive position and results of operations.

The financial services industry is constantly undergoing technological changes with frequent introductions of new technology-driven products and services.  In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs.  Our future success will depend in part upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations as we continue to grow and expand in our market. Many of our larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior products to those that we will be able to offer, which would put us at a competitive disadvantage. Accordingly, we may not be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers.  If we are unable to do so, our competitive position and results of operations could be adversely affected.

Our disclosure controls and procedures and our internal control over financial reporting may not achieve their intended objectives.

We maintain disclosure controls and procedures designed to ensure that we timely report information as specified in the rules and forms of the Securities and Exchange Commission, although we have not always so reported.  We also maintain a system of internal control over financial reporting.  These controls may not achieve their intended objectives.  Control processes that involve human diligence and compliance, such as our disclosure controls and procedures and internal control over financial reporting, are subject to lapses in judgment and breakdowns resulting from human failures.  Controls can also be circumvented by collusion or improper management override.  Because of such limitations, there are risks that material misstatements due to error or fraud may not be prevented or detected and that information may not be reported on a timely basis.  If our controls are not effective, it could have a material adverse effect on our financial condition, results of operations, and market for our common stock, and could subject us to regulatory scrutiny.

We are subject to certain operational risks, including, but not limited to, customer or employee fraud and data processing system failures and errors.

Employee errors and misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.

We maintain a system of internal controls and insurance coverage to mitigate operational risks, including data processing system failures and errors, and customer or employee fraud. Should our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition and results of operations.

System failure or breaches of our network security could subject us to increased operating costs as well as litigation and other liabilities.

The computer systems and network infrastructure we use could be vulnerable to unforeseen problems. Our operations are dependent upon our ability to protect our computer equipment against damage from physical theft, fire, power loss, telecommunications failure or a similar catastrophic event, as well as from security breaches, denial of service attacks, viruses, worms and other disruptive problems caused by hackers. Any damage or failure that causes an interruption in our operations could have a material adverse effect on our financial condition and results of operations. Computer break-ins, phishing and other disruptions could also jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us and may cause existing and potential customers to refrain from doing business with us. Although we, with the help of third-party service providers, intend to continue to implement security technology and establish operational procedures to prevent such damage, these security measures may not be successful. In addition, advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms we and our third-party service providers use to encrypt and protect customer transaction data. A failure of such security measures could have a material adverse effect on our financial condition and results of operations.

If we want to, or are compelled to, raise additional capital in the future, that capital may not be available to us when it is needed or on terms that are favorable to us or current shareholders.

Federal banking regulators require us and the Bank to maintain capital to support our operations.  Regulatory capital ratios are defined and required ratios are established by laws and regulations promulgated by banking regulatory agencies.  At December 31, 2009, our regulatory capital ratios were above “well capitalized” levels under current bank regulatory guidelines. To be “well capitalized,” banking companies generally must maintain a Tier 1 leverage ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. Regulators, however, may require us or the Bank to maintain higher regulatory capital ratios.  For example, regulators recently have required some banks to attain a Tier 1 leverage ratio of at least 8%, a Tier 1 risk-based capital ratio of at least 10%, and a total risk-based capital ratio of at least 12%.

Our ability to raise additional capital in the future will depend on conditions in the capital markets at that time, which are outside of our control, on our financial performance and on other factors. Accordingly, we may not be able to raise additional capital on terms and time frames acceptable to us, or at all.  If we cannot raise additional capital in sufficient amounts when needed, our ability to comply with regulatory capital requirements could be materially impaired. Additionally, the inability to raise capital in sufficient amounts may adversely affect our operations, financial condition and results of operations.  Our ability to borrow could also be impaired by factors that are nonspecific to us, such as disruption of the financial markets or negative news and expectations about the prospects for the financial services industry.  If we raise capital through the issuance of additional shares of our common stock or other securities, we would likely dilute the ownership interests of investors, and could dilute the per share book value and earnings per share of our common stock.  Furthermore, a capital raise through issuance of additional shares may have an adverse impact on our stock price.

We are exposed to environmental liabilities with respect to real estate that we have or had title to in the past.

A significant portion of our loan portfolio is secured by real property. In the course of our business, we may foreclose, accept deeds in lieu of foreclosure, or otherwise acquire real estate, and in doing so could become subject to environmental liabilities with respect to these properties.  We may become responsible to a governmental agency or third parties for property damage, personal injury, investigation and clean-up costs incurred by those parties in connection with environmental contamination, or may be required to investigate or clean-up hazardous or toxic substances, or chemical releases at a property. The costs associated with environmental investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property.  Although we have policies and procedures to perform an environmental review before acquiring title to any real property, these may not be sufficient to detect all potential environmental hazards.  If we were to become subject to significant environmental liabilities, it could materially and adversely effect us.

Risks Related to this Offering and Our Shares

We currently do not have enough authorized shares of common stock to complete this offering.

Our articles of incorporation currently authorize us to issue 20,000,000 shares of common stock, which is less than the sum of our current outstanding shares, plus the shares of common stock reserved for issuance upon conversion, exchange or exercise in respect of outstanding options and other securities, and under our stock option plan, plus the shares we are offering pursuant to this prospectus.  At our 2010 annual meeting of shareholders, scheduled to be held May 11, 2010, we are submitting to shareholders a proposal to amend our articles of incorporation to increase the number of authorized shares of common stock to 50,000,000.  If this proposal is not approved by shareholders, we will not be able to complete this offering as currently contemplated.

Our share price may fluctuate and this may make it difficult for you to resell shares of our common stock owned by you at times or at prices you find attractive.

The market price of our common stock could be subject to significant fluctuations in response to many factors, including, but not limited to:

•	actual or anticipated variations in our results of operations, liquidity or financial condition;

•	changes in analysts’ estimates of our earnings;

•	publication of research reports about us or the banking industry generally;

•	changes in market valuations of similar companies;

•	the effects of, and changes in, trade, monetary and fiscal policies, including interest rate policies of the Board of Governors of the Federal Reserve System and the Federal Open Market Committee;

•
general economic or business conditions, either nationally, regionally or in the communities in which we do business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and loan performance or a reduced demand for credit;

•	continued levels of asset quality and loan origination volume;

•	the adequacy of our allowance for loan losses;

•	the impact of changes in financial services laws and regulations (including laws concerning taxes, banking, securities and insurance);

•	the willingness of customers to substitute competitors’ products and services for our products and services and vice versa, based on price, quality, relationship or otherwise;

•	unanticipated regulatory or judicial proceedings, and related liabilities and costs;

•	interest rate, market and monetary fluctuations;

•	the timely development of competitive new products and services by us and the acceptance of such products and services by customers;

•	changes in consumer spending and saving habits relative to the financial services we provide;

•	the loss of certain key officers or other employees;

•	continued relationships with major customers;

•	our ability to continue to grow our business internally and through acquisition and successful integration of new or acquired entities while controlling costs;

•	compliance with laws and regulatory requirements of federal, state and local agencies;

•	the ability to hedge certain risks economically;

•	effect of terrorist attacks and threats of actual war;

•	deposit generation and flows;

•	changes in accounting principles, policies and guidelines;

•	rapidly changing technology;

•	other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services;

•	other news, announcements or disclosures (whether by us or others) related to us or Republic; and

•	our success at managing the risks involved in the foregoing.

Stock markets, in general, have experienced over the past year, and continue to experience, significant price and volume volatility, and the market price of our common stock may continue to be subject to similar market fluctuations that may be unrelated to our operating performance or prospects. Increased market volatility could result in a substantial decline in the market price of our common stock.

Our common stock is not insured by any governmental entity and, therefore, an investment in our common stock involves risk.

Our common stock is not a deposit account or other obligation of any bank, and is not insured by the FDIC or any other governmental entity, and is subject to investment risk, including possible loss.

There may be future sales of our common stock, which may materially and adversely affect the market price of our common stock.

Except as described under the section titled, “Underwriting,” beginning at page 85 of this prospectus, we are not restricted from issuing additional shares of our common stock, including securities that are convertible into or exchangeable or exercisable for shares of our common stock. Our issuance of shares of common stock in the future will dilute the ownership interests of our existing shareholders.

Additionally, the sale of substantial amounts of our common stock or securities convertible into or exchangeable or exercisable for our common stock, whether directly by us in this offering or future offerings or by existing common shareholders in the secondary market, the perception that such sales could occur or the availability for future sale of shares of our common stock or securities convertible into or exchangeable or exercisable for our common stock could, in turn, materially and adversely affect the market price of our common stock and our ability to raise capital through future offerings of equity or equity-related securities.  We are party to a registration rights agreement with the holders of the convertible trust preferred securities of Republic First Bancorp Capital Trust IV, which requires us, under certain circumstances, to register up to 1.7 million shares of our common stock into which the trust preferred securities may be converted for resale under the Securities Act.

In addition, our board of directors is authorized to designate and issue preferred stock without further shareholder approval, and we may issue other equity securities that are senior to our common stock in the future for a number of reasons, including, without limitation, to support operations and growth, to maintain our capital ratios and to comply with any future changes in regulatory standards.

Our common stock is currently traded on the Nasdaq Global Market.  During the twelve months ended December 31, 2009, the average daily trading volume for our common stock was approximately 26,363 shares.  As a result, sales of our common stock may place significant downward pressure on the market price of our common stock. Furthermore, it may be difficult for holders to resell their shares at prices they find attractive, or at all.

Our common stock is subordinate to our existing and future indebtedness and any preferred stock, and effectively subordinated to all indebtedness and preferred equity claims against our subsidiaries.

Shares of our common stock are common equity interests in us and, as such, will rank junior to all of our existing and future indebtedness and other liabilities. Additionally, holders of our common stock may become subject to the prior dividend and liquidation rights of holders of any classes or series of preferred stock that our board of directors may designate and issue without any action on the part of the holders of our common stock. Furthermore, our right to participate in a distribution of assets upon any of our subsidiaries’ liquidation or reorganization is subject to the prior claims of that subsidiary’s creditors and preferred shareholders. As of December 31, 2010, we had $47.5 million of outstanding debt.

Our ability to pay dividends depends upon the results of operations of our subsidiaries.

Neither the Company nor the Bank has declared or paid cash dividends on its common stock since the Bank began operations.  Our board of directors intends to follow a policy of retaining earnings for the purpose of increasing our capital for the foreseeable future.

Holders of our common stock are entitled to receive dividends if, as and when declared from time to time by our board of directors in its sole discretion out of funds legally available for that purpose, after debt service payments and payments of dividends required to be paid on our outstanding preferred stock, if any.

While we, as a bank holding company, are not subject to certain restrictions on dividends applicable to the Bank, our ability to pay dividends to the holders of our common stock will depend to a large extent upon the amount of dividends paid by the Bank to us.  Regulatory authorities restrict the amount of cash dividends the Bank can declare and pay without prior regulatory approval.  Presently, the Bank cannot declare or pay dividends in any one year in excess of retained earnings for that year subject to risk based capital requirements.

This offering is expected to be dilutive.

Giving effect to the issuance of common stock in this offering, we expect that this offering will have a dilutive effect on our expected earnings per common share. The actual amount of dilution cannot be determined at this time and will be based on numerous factors.

If we fail to maintain an effective system of internal control over financial reporting and disclosure controls and procedures, current and potential shareholders may lose confidence in our financial reporting and disclosures and could subject us to regulatory scrutiny.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, referred to as Section 404, we are required to include in our Annual Reports on Form 10-K, our management’s report on internal control over financial reporting. While we have reported no material weaknesses in the Form 10-K for the fiscal year ended December 31, 2009, we cannot guarantee that we will not have any material weaknesses reported by our independent registered public accounting firm in the future.

Compliance with the requirements of Section 404 is expensive and time-consuming. If, in the future, we fail to complete this evaluation in a timely manner, or if our independent registered public accounting firm cannot timely attest to our evaluation, we could be subject to regulatory scrutiny and a loss of public confidence in our internal control over financial reporting.  In addition, any failure to maintain an effective system of disclosure controls and procedures could cause our current and potential shareholders and customers to lose confidence in our financial reporting and disclosure required under the Exchange Act, which could adversely affect our business.

Our governing documents, Pennsylvania law, and current policies of our board of directors contain provisions which may reduce the likelihood of a change in control transaction that may otherwise be available and attractive to shareholders.

Our articles of incorporation and bylaws contain certain anti-takeover provisions that may make it more difficult or expensive or may discourage a tender offer, change in control or takeover attempt that is opposed by our board of directors.  In particular, the articles of incorporation and bylaws: classify our board of directors into three groups, so that shareholders elect only approximately one-third of the board each year;  permit shareholders to remove directors only for cause and only upon the vote of the holders of at least 75% of the voting shares; require our shareholders to give us advance notice to nominate candidates for election to the board of directors or to make shareholder proposals at a shareholders’ meeting; require the vote of the holders of at least 60% of the Company’s voting shares for shareholder amendments to our bylaws; require the vote of the holders of at least 75% of the Company’s voting shares to approve certain business combinations; and restrict the holdings and voting rights of shareholders who would acquire more than 10% of our outstanding common stock without the approval of two-thirds of our board of directors.  These provisions of our articles of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control, even though a majority of our shareholders may consider such proposals desirable.  Such provisions could also make it more difficult for third parties to remove and replace the members of our board of directors.  Moreover, these provisions could diminish the opportunities for shareholders to participate in certain tender offers, including tender offers at prices above the then-current market value of our common stock, and may also inhibit increases in the trading price of our common stock that could result from takeover attempts or speculation.

In addition, anti-takeover provisions in Pennsylvania law could make it more difficult for a third party to acquire control of us. These provisions could adversely affect the market price of our common stock and could reduce the amount that shareholders might receive if we are sold.  For example, Pennsylvania law may restrict a third party’s ability to obtain control of the Company and may prevent shareholders from receiving a premium for their shares of our common stock.  Pennsylvania law also provides that our shareholders are not entitled by statute to propose amendments to our articles of incorporation.

Our board of directors has adopted a policy applicable to our senior executive officers who are not parties to individual employment agreements, which provides them with have the right to terminate their employment and receive a severance payment upon the occurrence of a change in control.  Each senior executive officer is entitled to a severance payment equal to twice the amount of their annual base salary for the preceding fiscal year to be paid within fifteen days of termination and all stock options previously granted will become fully vested on the date of termination.  This policy could increase transaction costs and diminish the opportunities for shareholders to participate in certain tender offers, including tender offers at prices above the then-current market value of our common stock, and may also inhibit increases in the trading price of our common stock that could result from takeover attempts or speculation.

Our executive officers, directors and principal shareholders own a significant percentage of our common stock, are expected to purchase additional shares in this offering, and can significantly influence matters requiring approval by our shareholders.

As of April 21, 2010, our executive officers and directors, in the aggregate, beneficially owned approximately 23.1 % of our common stock, and had the right to vote approximately 19.5% of our outstanding common stock, and other principal shareholders, those beneficially owning five percent or more of our common stock, beneficially owned approximately 8.3% of our common stock, owned and had the right to vote approximately 0% of our outstanding common stock.  These shareholders, acting together, would be able to influence matters requiring approval by our shareholders, including the election of directors. This concentration of ownership might also have the effect of delaying or preventing a change in control of the company.

At our request, the underwriters have reserved for sale                  shares of our common stock to be sold in this offering, to our directors, officers, principal shareholders and related persons.  The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares.  In the event that these persons purchase all or most of the reserved shares, but the offering is otherwise not fully subscribed, they may increase the percentage of our common stock they hold, and their influence over matters requiring approval by our shareholders, including the election of directors.

USE OF PROCEEDS

We estimate that, after deducting the underwriting discounts and commissions and other expenses of this offering payable by us, our net proceeds from this offering will be approximately $             (or approximately $            if the underwriters exercise their over-allotment option in full).  We intend to contribute the net proceeds from the sale of our common stock to the Bank, and intend for the Bank to use the contributed proceeds for its general corporate purposes, which may include implementing our retail and rebranding strategies, improving our branches and adding branch locations, and funding loans.  The amount of the proceeds to be used for each of the intended purposes will be determined by marketing, branching, and lending opportunities, other sources of funds, and other factors.

MARKET FOR COMMON EQUITY AND DIVIDEND POLICY

Market Information

Our common stock is listed on the Global Market of The NASDAQ Stock Market, LLC, or Nasdaq, under the symbol “FRBK.”  As of April 21, 2010, we had 10,553,093 shares of common stock issued and outstanding, held by approximately 2,400 record holders.  The last reported sales price per share of our common stock on April 21, 2010, was $3.96.  The following table sets forth the high and low sales price for our common stock on the Nasdaq Global Market during the periods indicated.

	Price Range

	High	Low
2010
Second Quarter (through April 21, 2010)	$4.35	$3.70
First Quarter	5.30	2.98

2009
Fourth Quarter	$5.05	$3.81
Third Quarter	8.10	4.26
Second Quarter	8.69	6.74
First Quarter	9.00	4.02

2008
Fourth Quarter	$9.19	$7.26
Third Quarter	10.73	5.71
Second Quarter	7.75	4.20
First Quarter	8.59	4.31

Dividend Policy

We have not paid any cash dividends on our common stock and have no plans to pay cash dividends during 2010.  Our ability to pay dividends depends primarily on receipt of dividends from our subsidiary , Republic First Bank.  Dividend payments from the Bank are subject to legal and regulatory limitations.  The ability of the Bank to pay dividends is also subject to profitability, financial condition, capital expenditures and other cash flow requirements.  For certain limitations on our ability to pay cash dividends, and the Bank’s ability to pay cash dividends to us, see "Our Business-Supervision and Regulation" below.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2009, on an actual basis and on an as adjusted basis giving effect to the sale of                         shares of common stock in this offering (assuming no exercise of the underwriters’ over-allotment option) at an assumed public offering price of $                per share, which was the reported last sale price of our common stock on                               , 2010.

The following data is qualified in its entirety by, and should be read in conjunction with our consolidated financial statements and notes thereto included in this prospectus.

	Actual	As Adjusted(1)

Cash and cash equivalents	$55,618	$
Long-term subordinated debt	22,476
Shareholders’ Equity:
Preferred stock(2)	-
Common stock(3)	111
Additional paid in capital	77,086
Retained earnings (accumulated deficit)	(2,450)
Treasury stock at cost(4)	(3,099)
Stock held by deferred compensation plan(5)	(709)
Accumulated other comprehensive loss	(675)
Total shareholders’ equity	70,264
Total Long-term subordinated debt and shareholders’ equity	$92,740	$

Selected Ratios:
Leverage ratio	6.97%
Tier 1 risk-based capital ratio	11.89%
Total risk-based capital ratio	13.14%
Book value per share	$6.59
Tangible book value per share	$6.59

(1)
Consolidated capitalization giving effect to the sale of                              shares of common stock in this offering at a public offering price of $                       per share, for total net proceeds of approximately $                          million (after deducting the underwriting discount and estimated offering expenses payable by us).

(2)	At December 31, 2009, we had 10,000,000 shares of preferred stock, par value $0.01 per share, authorized and no shares of preferred stock issued.

(3)	At December 31, 2009, we had 20,000,000 shares of common stock, par value $0.01 per share, authorized and 11,081,938 shares of common stock issued.

(4)	At December 31, 2009, we had 416,303 shares of common stock held as treasury stock.

(5)	At December 31, 2009, we had 88,053 shares of common stock held by deferred compensation plan.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated income statement data for the fiscal years ended December 31, 2009, 2008 and 2007 and the balance sheet data, asset quality ratios and liquidity and capital ratios for the fiscal years ended December 2009 and 2008 are derived from, and qualified by reference to, our audited consolidated financial statements and related notes and other financial data appearing elsewhere in this prospectus.  The following selected consolidated income statement data for the fiscal years ended December 31, 2006 and 2005, the balance sheet data, asset quality ratios and liquidity and capital ratios for the fiscal years ended December 2007, 2006 and 2005 and performance ratios for the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005 are derived from our audited consolidated financial statements and related notes not appearing in this prospectus.  This information should be read in conjunction with our consolidated financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in this prospectus.

	As of or for the Years Ended December 31,
(Dollars in thousands, except per share data)	2009	2008	2007	2006	2005

INCOME STATEMENT DATA
Total interest income	$43,470	$53,976	$68,346	$62,745	$45,381
Total interest expense	16,055	25,081	38,307	28,679	16,223
Net interest income	27,415	28,895	30,039	34,066	29,158
Provision for loan losses	14,200	7,499	1,590	1,364	1,186
Non-interest income	79	1,242	3,073	3,640	3,614
Non-interest expenses	30,959	23,887	21,364	21,017	18,207
Income (loss) before provision (benefit) for income taxes	(17,665)	(1,249)	10,158	15,325	13,379
Provision (benefit) for income taxes	(6,223)	(777)	3,273	5,207	4,486
Net income (loss)	$(11,442)	$(472)	$6,885	$10,118	$8,893

PER SHARE DATA
Basic earnings per share
Net income (loss)	$(1.07)	$(0.04)	$0.66	$0.97	$0.88

Diluted earnings per share
Net income (loss)	$(1.07)	$(0.04)	$0.65	$0.95	$0.84

Book value per share	$6.59	$7.46	$7.80	$7.16	$6.17

BALANCE SHEET DATA
Total assets	$1,008,642	$951,980	$1,016,308	$1,008,824	$850,855
Total loans, net	680,977	774,673	813,041	784,002	670,469
Total investment securities(1)	192,395	90,066	90,299	109,176	44,161
Total deposits	882,894	739,167	780,855	754,773	647,843
FHLB & overnight advances	25,000	102,309	133,433	159,723	123,867
Subordinated debt	22,476	22,476	11,341	6,186	6,186
Total shareholders’ equity	70,264	79,327	80,467	74,734	63,677

PERFORMANCE RATIOS
Return on average assets on continuing operations	(1.22)%	(0.05)%	0.71%	1.19%	1.22%
Return on average shareholders’ equity on continuing operations	(15.32)%	(0.60)%	8.86%	14.59%	15.22%
Net interest margin	3.13%	3.28%	3.26%	4.20%	4.23%
Total non-interest expenses as a percentage of average assets	3.29%	2.54%	2.20%	2.48%	2.49%

ASSET QUALITY RATIOS
Allowance for loan losses as a percentage of loans	1.85%	1.07%	1.04%	1.02%	1.12%
Allowance for loan losses as a percentage of non-performing loans	49.32%	48.51%	38.19%	116.51%	222.52%
Non-performing loans as a percentage of total loans	3.75%	2.21%	2.71%	0.87%	0.50%
Non-performing assets as a percentage of total assets	3.93%	2.72%	2.55%	0.74%	0.42%
Net charge-offs as a percentage of average loans, net	1.33%	0.96%	0.14%	0.13%	0.04%

LIQUIDITY AND CAPITAL RATIOS
Average equity to average assets	7.94%	8.44%	8.01%	8.17%	7.99%
Leverage ratio	9.36%	11.14%	9.44%	8.75%	8.89%
Tier 1 capital to risk-weighted assets	11.89%	12.26%	10.07%	9.46%	10.65%
Total capital to risk-weighted assets	13.14%	13.26%	11.01%	10.30%	11.81%
(1)	Includes restricted stock

OUR BUSINESS

Republic First Bancorp, Inc.

Republic First Bancorp, Inc. was organized and incorporated under the laws of the Commonwealth of Pennsylvania in 1987 to be the holding company for Republic First Bank, which we may refer to as Republic or the Bank, and, in 1999, it established a second subsidiary bank, First Bank of Delaware, or FBD.  From 1999 through 2004, we were a two-bank holding company.  Our banking subsidiaries offered a variety of credit and depository banking services. Such services were offered to individuals and businesses primarily in the Greater Philadelphia and Delaware area through their offices and branches in Philadelphia and Montgomery Counties in Pennsylvania and New Castle County, Delaware, but also through the national consumer loan products offered by the First Bank of Delaware.

We spun off FBD on January 31, 2005 through a distribution of all of the shares of FBD’s common stock to our shareholders.  Since that date, we have been a one bank holding company.  At the time FBD was spun off, the Bank and BSC Services Corporation, a wholly-owned subsidiary of FBD, entered into a number of agreements pursuant to which BSC Services Corporation provided services to the Bank, including a financial accounting and reporting service agreement, compliance services agreement, operation and data processing services agreement; and human resources and payroll services agreement.  We have substantially reduced all of the shared service arrangements with FBD and expect to terminate all shared services by the end of 2010.

Beginning in 2005, our primary objective had been to be an alternative to the large banks for commercial banking services in the Greater Philadelphia and Southern New Jersey area.  Since the second quarter of 2008, we began to redirect our strategic efforts toward retail banking and creating a major regional retail and commercial bank with a distinct brand, by focusing on innovation, customer satisfaction, brand building and shareholder value creation.  To achieve  this transformation, the Bank hired a number of former senior Commerce Bank employees: Andrew Logue, Chief Operations Officer; Rhonda Costello, Chief Retail Officer; Jay Neilon, Chief Credit Officer and Frank Cavallaro, Chief Financial Officer. With this management team in place and additional new employees for support, we believe the Bank has the foundation and commitment to become a leading financial institution in the Philadelphia metropolitan area.

Additionally, the Bank hired two experienced and former Commerce Bank regional market managers, Stephen McWilliams and Robert Worley.  Messrs. McWilliams and Worley focus on our commercial lending initiatives and lead the Bank’s lending efforts in the greater Philadelphia and Southern New Jersey area. They in turn have hired a number of experienced lenders with the same focus and the Bank is beginning to see the results of these teams in many new opportunities for loan and deposit relationships.

In November 2008, we entered into a merger agreement with Metro Bancorp, Inc., then known as Pennsylvania Commerce Bancorp, Inc., which we had hoped would accelerate our strategic plans.  Because of uncertainties over regulatory approvals, however, we did not complete that merger.  With the termination of the Metro agreement in March 2010, we have re-focused to our strategic plans to develop our franchise as an independent institution.  We believe we have a strong management team and adequate our capital resources and liquidity to deal with current economic conditions and plan for the future.   In connection with the change in strategy to internally grow our distinct brand, we are planning to rebrand our stores and begin operating under the name, “Republic Bank,” the name under which the Bank was incorporated and under which it did business from 1988 until 1996.

During 2009, we renovated, refurbished and remodeled most of our existing stores, including significant capital improvements, as part of our ongoing efforts to adopt a more retail customer focus and attract additional retail business.  We have plans to expand customer services hours, enhance our banking systems to better serve the retail customer, and expand our retail product offerings.

On the lending side, we historically focused our efforts on business banking and commercial lending transactions, in particular commercial real estate loans.  We have begun to restructure our loan portfolio and deemphasize commercial real estate loans.  To further these efforts, during 2009, we undertook detailed reviews of our more significant credit relationships with an emphasis on reducing exposure, enhanced our allowance for loan loss methodology, and committed to originate fewer commercial real estate loans in order to reduce credit concentrations in that loan category.

As of December 31, 2009, we had total assets of approximately $1.0 billion, total shareholders’ equity of approximately $70.3 million, total deposits of approximately $882.9 million and net loans receivable of approximately $681.0 million.

We provide banking services through the Bank, and do not presently engage in any activities other than banking activities.

Republic First Bank

The Bank is a commercial bank chartered pursuant to the laws of the Commonwealth of Pennsylvania, and is subject to examination and comprehensive regulation by the Federal Deposit Insurance Corporation (FDIC)  and the Pennsylvania Department of Banking.  The deposits held by the Bank are insured up to applicable limits by the Deposit Insurance Fund of the FDIC.  The Bank presently conducts its principal banking activities through its six Philadelphia offices and six suburban offices in Plymouth Meeting, Bala Cynwyd and Abington, located in Montgomery County, Ardmore and Media, located in Delaware County, and Voorhees, located in Southern New Jersey.

Service Area/Market Overview

Our primary service area consists of Greater Philadelphia and Southern New Jersey, and we currently have eleven store locations in Philadelphia, Montgomery and Delaware Counties in Pennsylvania, and one in Camden County, New Jersey, to serve this area.  Our commercial lending activities extend beyond our primary service area, to include other counties in Pennsylvania and New Jersey, as well as parts of Delaware, Maryland, New York and other out-of-market opportunities.

We will carefully evaluate growth opportunities throughout 2010, as we believe the national and local economies will begin to recover.  We have applied to open one new store in 2010 in Haddonfield, New Jersey, which is subject to regulatory approval, and anticipate pursuing additional de novo branching opportunities in our primary service area in 2010 and beyond.

Competition

We face substantial competition from other financial institutions in our service area.  Competitors include Wells Fargo, Citizens, PNC, Sovereign, TD Bank and Bank of America, as well as local commercial banks.  In addition, we compete directly with savings banks, savings and loan associations, finance companies, credit unions, factors, mortgage brokers, insurance companies, securities brokerage firms, mutual funds, money market funds, private lenders and other institutions for deposits, commercial loans, mortgages and consumer loans, as well as other services.  Competition among financial institutions is based upon a number of factors, including the quality of services rendered, interest rates offered on deposit accounts, interest rates charged on loans and other credit services, service charges, the convenience of banking facilities, locations and hours of operation and, in the case of loans to larger commercial borrowers, applicable lending limits.  Many of the financial institutions with which we compete have greater financial resources than we do, and offer a wider range of deposit and lending products.

Many of the banks with which we compete have greater financial resources than we do, and offer a wider range of deposit and lending instruments with higher legal lending limits to one borrower. Our legal lending limit to one borrower was approximately $13.8 million at December 31, 2009.  Loans above these amounts may be made if the excess over the lending limit is participated to other institutions.  We are subject to potential intensified competition from new branches of established banks in the area as well as new banks that could open in its market area. Several new banks with business strategies similar to ours have opened since we commenced operations.  There are banks and other financial institutions which serve surrounding areas, and additional out-of-state financial institutions, which currently, or in the future, may compete in our market. We compete to attract deposits and loan applications both from customers of existing institutions and from customers new to the greater Philadelphia area, and we anticipate a continued increase in competition in its market area.

We continue to believe that an attractive niche exists serving small to medium sized business customers not adequately served by our larger competitors, and we will continue to seek opportunities to build commercial relationships to complement our retail strategy.  We believe small to medium-sized businesses will respond very positively to the attentive and highly personalized service we provide

Products and Services

We offer a range of competitively priced banking products and services, including consumer and commercial deposit accounts, including checking accounts, interest-bearing demand accounts, money market accounts, certificates of deposit, savings accounts, sweep accounts, lockbox services and individual retirement accounts (and other traditional banking services), secured and unsecured commercial loans, real estate loans, construction and land development loans, automobile loans, home improvement loans, mortgages, home equity and overdraft lines of credit, and other products.  We attempt to offer a high level of personalized service to both our retail and commercial customers.

We are a member of the STAR™ and PLUS™ automated teller (ATM) networks in order to provide customers with access to ATMs worldwide. We currently have twelve proprietary ATMs at branch locations and one additional proprietary ATM at a location in Southern New Jersey.

Our lending activities generally are focused on small and medium sized businesses within the professional community. Commercial real estate loans are the most significant category of our loan portfolio, representing approximately 72% of total loans outstanding at December 31, 2009.  Repayment of these loans is, in part, dependent on general economic conditions affecting the community and the various businesses within the community.  Although management continues to follow established underwriting policies, and monitors loans through Republic’s loan review officer, credit risk is still inherent in the portfolio.  Although the majority of Republic’s loan portfolio is collateralized with real estate or other collateral, a portion of the commercial portfolio is unsecured, representing loans made to borrowers considered to be of sufficient financial strength to merit unsecured financing.  Republic makes both fixed and variable rate loans with terms typically ranging from one to five years. Variable rate loans are generally tied to the national prime rate of interest.

As a commercial lender, we are subject to credit risk and recent economic and financial conditions have adversely effected our borrowers and our business.  To manage this challenging environment, we have adopted a more conservative loan classification system, enhanced our allowance for loan loss methodology, and undertaken a comprehensive review of our loan portfolio.  Although we follow established underwriting policies, and monitor loans through our loan review program, we remain subject to credit risk.  Although the majority of our loan portfolio is collateralized with real estate or other collateral, a portion of the loan portfolio is unsecured.

We have been impacted by the challenging conditions in the economy and financial markets.  Since mid-2008, like many other commercial lenders, we have experienced significant charge-offs, provisions for loan losses, and increased non-performing loans and other real estate owned, and continue to manage a significant amount of non-performing assets.  We do, however, believe that the markets that we serve and the local economy are showing signs of stabalizing and during 2009 we instituted a vigilant credit administration process in which we reviewed over 40% of our loan portfolio and will continue to review our loan portfolio on a quarterly basis in order to closely monitor our borrowers.

Branch Expansion Plans and Growth Strategy

We will carefully evaluate growth opportunities throughout 2010 as the national and local economies begin to recover.  Renovation and refurbishment of all existing branch locations took place during 2009 as we begin to direct more focus toward the retail customer experience. One new branch is currently planned for 2010 in southern New Jersey. Additional locations may also be pursued.

Securities Portfolio

Republic also maintains an investment securities portfolio.  Investment securities are purchased by Republic in compliance with Republic’s investment policies, which are approved annually by Republic’s board of directors.  The investment policies address such issues as permissible investment categories, credit quality, maturities and concentrations.  At December 31, 2009 and 2008, approximately 86% and 70%, respectively, of the aggregate dollar amount of the investment securities consisted of either U.S. Government debt securities or U.S. Government agency issued mortgage backed securities.  Credit risk associated with these U.S. Government debt securities and the U.S. Government Agency securities is minimal, with risk-based capital weighting factors of 0% and 20%, respectively.  The remainder of the securities portfolio consists of municipal securities, trust preferred securities, corporate bonds, and Federal Home Loan Bank (FHLB) securities.

Supervision and Regulation

We are subject to numerous requirements and restrictions under the laws of the United States and the Commonwealth of Pennsylvania.

General

Republic, as a Pennsylvania state chartered bank which is not a member of the Federal Reserve System (Federal Reserve), is subject to supervision and regulation by the FDIC and the Pennsylvania Department of Banking. The Company is a bank holding company subject to supervision and regulation by the Board of Governors of the Federal Reserve under the federal Bank Holding Company Act of 1956, as amended (BHC Act). As a bank holding company, our activities and those of Republic are limited to the business of banking and activities closely related or incidental to banking, and we may not directly or indirectly acquire the ownership or control of more than 5% of any class of voting shares or substantially all of the assets of any company, including a bank, without the prior approval of the Federal Reserve.

Republic is also subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. Various federal and state consumer laws and regulations also affect the operations of Republic. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve in attempting to control the money supply and credit availability in order to influence market interest rates and the national economy.   In response to the current global financial crisis, the United States and other governments have taken unprecedented steps in efforts to stabilize the financial system, and may continue to do so.

Source of Strength

According to Federal Reserve policy, bank holding companies are expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each such subsidiary.  This support may be required at times when a bank holding company may not be able to provide such support.

Transactions with Affiliates

Republic is subject to restrictions under federal law that limit certain types of transactions between Republic and its non-bank affiliates.  In general, Republic is subject to quantitative and qualitative limits on extensions of credit, purchases of assets and certain other transactions involving us and our non-bank affiliates.  Transactions between Republic and its nonbank affiliates are required to be on arms length terms.

Gramm-Leach-Bliley Act

On November 12, 1999, the federal Gramm-Leach-Bliley Act (GLB Act) was enacted.  The GLB Act did three fundamental things:

•	repealed the key provisions of the Glass Steagall Act so as to permit commercial banks to affiliate with investment banks (securities firms);

•	amended the BHC Act to permit qualifying bank holding companies to engage in any type of financial activities that were not permitted for banks themselves; and

•	permitted subsidiaries of banks to engage in a broad range of financial activities that were not permitted for banks themselves.

The result was that banking companies would generally be able to offer a wider range of financial products and services and would be more readily able to combine with other types of financial companies, such as securities and insurance companies.

The GLB Act created a new type of bank holding company called a “financial holding company” (FHC).  An FHC is authorized to engage in any activity that is “financial in nature or incidental to financial activities” and any activity that the Federal Reserve determines is “complementary to financial activities” and does not pose undue risks to the financial system.  Among other things, “financial in nature” activities include securities underwriting and dealing, insurance underwriting and sales, and certain merchant banking activities.  A bank holding company qualifies to become an FHC if each of its depository institution subsidiaries is “well capitalized,” “well managed,” and has a rating under the Community Reinvestment Act (CRA) of “satisfactory” or better.  A qualifying bank holding company becomes an FHC by filing with the Federal Reserve an election to become an FHC.  We have not elected to become an FHC.  Bank holding companies that do not qualify or elect to become FHCs will be limited in their activities to those previously permitted by law and regulation.

In addition, the GLB Act provided significant new protections for the privacy of customer information.  These provisions apply to any company the business of which is engaging in activities permitted for an FHC, even if it is not itself an FHC.  The GLB Act subjected a financial institution to four new requirements regarding non-public information about a customer.  The financial institution must: adopt and disclose a privacy policy; give customers the right to “opt out” of disclosures to non-affiliated parties; not disclose any information to third party marketers; and follow regulatory standards  to protect the security and confidentiality of customer information.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) comprehensively revised the laws affecting corporate governance, auditing and accounting, executive compensation and corporate reporting for entities, such as us, with equity or debt securities registered under the Exchange Act. Among other things, Sarbanes-Oxley and its implementing regulations have established new membership requirements and additional responsibilities for our audit committee, imposed restrictions on the relationship between us and our outside auditors (including restrictions on the types of non-audit services our auditors may provide to us), imposed additional responsibilities for our external financial statements on our chief executive officer and chief financial officer, and expanded the disclosure requirements for our corporate insiders. The requirements are intended to allow stockholders to more easily and efficiently monitor the performance of companies and directors.

Regulatory Restrictions on Dividends

Dividend payments by Republic to the Company are subject to the Pennsylvania Banking Code of 1965 (Banking Code) and the Federal Deposit Insurance Act (FDIA). Under the Banking Code, no dividends may be paid except from “accumulated net earnings” (generally, undivided profits). Under the FDIA, an insured bank may pay no dividends if the bank is in arrears in the payment of any insurance assessment due to the FDIC. Under the Banking Code, Republic would be limited to $45.4 million of dividends payable plus an additional amount equal to its net profit for 2010, up to the date of any such dividend declaration. However, dividends would be further limited in order to maintain capital ratios as discussed in “Regulatory Capital Requirements”.

Federal regulatory authorities have adopted standards for the maintenance of adequate levels of regulatory capital by banks. Adherence to such standards further limits the ability of Republic to pay dividends to us.

Dividend Policy

We have not paid any cash dividends on our common stock, and have no plans to pay any cash dividends in 2010 or in the future.

Deposit Insurance and Assessments

The deposits of Republic are insured up to applicable limits per insured depositor by the FDIC. As an FDIC-insured bank, Republic is also subject to FDIC insurance assessments. Beginning in 2007, the FDIC adopted a revised risk-based assessment system to determine the assessment rates to be paid by insured institutions. Under a final rulemaking announced by the FDIC on March 4, 2009, and depending on the institution’s risk category, assessment rates will range from 12 to 45 basis points. Institutions in the lowest risk category will be charged a rate between 12 and 16 basis points; these rates increase to 22, 32 and 45 basis points, respectively, for the remaining three risk categories. These rates may be offset in the future by any dividends declared by the FDIC if the deposit reserve ratio increases above a certain amount. Given the state of current economic environment, it is unlikely that the FDIC will lower these assessment rates, and such rates may in fact increase. Because FDIC deposit insurance premiums are “risk-based,” higher premiums would be charged to banks that have lower capital ratios or higher risk profiles. Consequently, a decrease in Republic’s capital ratios, or a negative evaluation by the FDIC, as Republic’s primary federal banking regulator, may also increase Republic’s net funding costs and reduce its net income.

Additionally, the FDIC recently adopted an interim rule that imposes a 20 basis point emergency special assessment on all insured depository institutions on June 30, 2009. The special assessment was collected September 30, 2009, at the same time that the risk-based assessments for the second quarter of 2009 were collected. The interim rule also permits the FDIC to impose an emergency special assessment of up to 10 basis points on all insured depository institutions whenever, after June 30, 2009, the FDIC estimates that the fund reserve ratio will fall to a level that the FDIC believes would adversely affect public confidence or to a level close to zero or negative at the end of a calendar quarter. Comments received during the public comment period may affect the content of the final rule on this issue.

All FDIC-insured depository institutions must also pay an annual assessment to provide funds for the repayment of debt obligations (commonly referred to as FICO bonds) issued by the Financing Corporation, a federal corporation, in connection with the disposition of failed thrift institutions by the Resolution Trust Corporation.  The FDIC has implemented a risk-related premium schedule for all insured depository institutions that results in the assessment of premiums based on capital and supervisory measures.

The FDIC imposed a special assessment equal to five basis points of assets less Tier 1 capital as of June 30, 2009, payable on September 30, 2009, and reserved the right to impose additional special assessments. In November, 2009, instead of imposing additional special assessments, the FDIC amended the assessment regulations to require all insured depository institutions to prepay their estimated risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012 on December 30, 2009. For purposes of estimating the future assessments, each institution’s base assessment rate in effect on September 30, 2009 was used, assuming a 5% annual growth rate in the assessment base and a 3 basis point increase in the assessment rate in 2011 and 2012. The prepaid assessment will be applied against actual quarterly assessments until exhausted. Any funds remaining after June 30, 2013 will be returned to the institution. If the prepayment would impair an institution’s liquidity or otherwise create significant hardship, it may apply for an exemption. Requiring this prepaid assessment does not preclude the FDIC from changing assessment rates or from further revising the risk-based assessment system.

Temporary Liquidity Guarantee Program

The Federal Deposit Insurance Corporation increased deposit insurance on most accounts from $100,000 to $250,000, until the end of 2013. In addition, pursuant to Section 13(c)(4)(G) of the Federal Deposit Insurance Act, the Federal Deposit Insurance Corporation has implemented two temporary programs to provide deposit insurance for the full amount of most non-interest bearing transaction deposit and certain other accounts through the end of 2009, which deadline was recently extended until December 31, 2010, and to guarantee certain unsecured debt of financial institutions and their holding companies through June 2012. For non-interest bearing transaction deposit accounts, including accounts swept from a non-interest bearing transaction account into a non-interest bearing savings deposit account, a 10 basis point annual rate surcharge will be applied to deposit amounts in excess of $250,000. Financial institutions could opt out of these two programs by December 5, 2008. Republic did opt out of the debt guarantee program, but did not opt out of the transaction account guarantee program.  We do not expect that the assessment surcharge will have a material impact on our results of operations.

Capital Adequacy

The Federal Reserve has adopted risk-based capital guidelines for bank holding companies, such as us. The required minimum ratio of total capital to risk-weighted assets (including off-balance sheet activities, such as standby letters of credit) is 8.0%. At least half of the total capital is required to be Tier 1 capital, consisting principally of common shareholders’ equity, non-cumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less goodwill. The remainder, Tier 2 capital, may consist of a limited amount of subordinated debt and intermediate-term preferred stock, certain hybrid capital instruments and other debt securities, perpetual preferred stock, and a limited amount of the general loan loss allowance.

In addition to the risk-based capital guidelines, the Federal Reserve has established minimum leverage ratio (Tier 1 capital to average total assets) guidelines for bank holding companies. These guidelines provide for a minimum leverage ratio of 3% for those bank holding companies that have the highest regulatory examination ratings and are not contemplating or experiencing significant growth or expansion. All other bank holding companies are required to maintain a leverage ratio of at least 1% to 2% above the 3% stated minimum. Each of us and Republic are in compliance with these guidelines. The FDIC subjects Republic to similar capital requirements.

The risk-based capital standards are required to take adequate account of interest rate risk, concentration of credit risk and the risks of non-traditional activities.

Interstate Banking

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1995 (Interstate Banking Law) amended various federal banking laws to provide for nationwide interstate banking, interstate bank mergers and interstate branching. The interstate banking provisions allow for the acquisition by a bank holding company of a bank located in another state.

Interstate bank mergers and branch purchase and assumption transactions were allowed effective September 1, 1998; however, states may “opt-out” of the merger and purchase and assumption provisions by enacting a law that specifically prohibits such interstate transactions. States could, in the alternative, enact legislation to allow interstate merger and purchase and assumption transactions prior to September 1, 1999. States could also enact legislation to allow for de novo interstate branching by out of state banks. In July 1997, Pennsylvania adopted “opt-in” legislation that allows interstate merger and purchase and assumption transactions.

New Jersey law permits an out-of-state bank with at least one branch in New Jersey, such as the Bank, to establish and maintain additional branch offices in New Jersey as long as the bank is adequately capitalized and will be adequately capitalized and managed after the branch is established, and is compliant with the CRA.  Pennsylvania and New Jersey, along with New York, have entered into an interstate compact relating to branches of out-of-state banks, which gives regulatory oversight of any branch to the bank’s home state regulatory authority.  Any proposed New Jersey branches of the Bank would be subject to the requirements of the Pennsylvania Department of Banking and the FDIC.

Legislative and Regulatory Changes

We are heavily regulated by regulatory agencies at the federal and state levels.  As a result of the recent financial crisis and economic downturn, we, like most of our competitors, have faced and expect to continue to face increased regulation and regulatory and political scrutiny, which creates significant uncertainty for us and the financial services industry in general.

In 2009, several major regulatory and legislative initiatives were adopted that may have future impacts on our businesses and financial results.  For instance, in November 2009, the Federal Reserve Board issued amendments to Regulation E, which implements the Electronic Fund Transfer Act.  The new rules have a compliance date of July 1, 2010.  These amendments change, among other things, the way we and other banks may charge overdraft fees by limiting our ability to charge an overdraft fee for automated teller machine and one-time debit card transactions that overdraw a consumer’s account, unless the consumer affirmatively consents to payment of overdrafts for those transactions.

 On May 22, 2009, the Credit Card Accountability Responsibility and Disclosure Act of 2009 (CARD Act) was signed into law.  The majority of the CARD Act provisions became effective in February 2010.  The CARD Act legislation contains comprehensive credit card reform related to credit card industry practices including significantly restricting banks’ ability to change interest rates and assess fees to reflect individual consumer risk, changing the way payments are applied and requiring changes to consumer credit card disclosures.  Under the CARD Act, banks must give customers 45 days notice prior to a change in terms on their account and the grace period for credit card payments changes from 14 days to 21 days.  The CARD Act also requires banks to review any accounts that were repriced since January 1, 2009 for a possible rate reduction.  Additionally, the Federal Reserve Board has revised its regulations on consumer lending in Regulation Z and the U.S. Department of Housing and Urban Development (HUD) has revised its regulations implementing the Real Estate Settlement Procedures Act.  We do not expect that they will have a substantial impact on Republic’s operations.

Future Legislative and Regulatory Developments

It is conceivable that compliance with current or future legislative and regulatory initiatives could require us to change certain of our business practices, impose significant additional costs on us, limit the products that we offer, result in a significant loss of revenue, limit our ability to pursue business opportunities in an efficient manner, require us to increase our regulatory capital, cause business disruptions, impact the value of assets that we hold or otherwise adversely affect our business, results of operations, or financial condition.  We have recently witnessed the introduction of a number of regulatory proposals that could substantially impact us and others in the financial services industry.  The extent of changes imposed by, and frequency of adoption of, any regulatory initiatives could make it more difficult for us to comply in a timely manner, which could further limit our operations, increase compliance costs or divert management attention or other resources.  The long-term impact of legislative and regulatory initiatives on our business practices and revenues will depend upon the successful implementation of our strategies, consumer behavior, and competitors’ responses to such initiatives, all of which are difficult to predict.  Additionally, we may pursue, through appropriate avenues, legislative and regulatory advocacy to provide our input on possible legislative and regulatory developments.

Profitability, Monetary Policy and Economic Conditions

In addition to being affected by general economic conditions, the earnings and growth of Republic will be affected by the policies of regulatory authorities, including the Pennsylvania Department of Banking, the FRB and the FDIC.  An important function of the Federal Reserve is to regulate the supply of money and other credit conditions in order to manage interest rates.  The monetary policies and regulations of the FRB have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.  The effects of such policies upon the future business, earnings and growth of Republic cannot be determined.

Employees

As of March 31, 2010, we had a total of 151 full-time equivalent employees.

Description of Property

Republic leases approximately 39,959 square feet on two floors of Two Liberty Place, 50 South 16th Street, Philadelphia, Pennsylvania.  The space serves as our and Republic’s headquarters and executive offices.  Bank office operations and the commercial bank lending department of Republic are also located at the site.  The initial lease term will expire on December 31, 2020 and the lease contains two five year renewal options.  Rent expense commenced in June 2007 at an annual rate of approximately $562,684, subject to certain abatements during the first twenty-eight months of the lease.  The 2010 annual rent for such location is $902,728, payable in monthly installments.

Republic leases approximately 1,829 square feet on the ground floor at 1601 Market Street in Center City, Philadelphia.  This space contains a banking area and vault and represents Republic’s main office. The initial ten year term of the lease expired March 2003 and contains five-year and ten-year renewal options that have been exercised and also contains an additional five-year option. The 2010 annual rent for such location is $115,859 payable in monthly installments.

Republic leases approximately 1,743 square feet of space on the ground floor at 1601 Walnut Street, Center City Philadelphia, PA.  This space contains a banking area and vault.  The initial ten-year term of the lease expired August 2006.  The lease has been extended to August 2014 and contains an additional five-year renewal option.  The 2010 annual rent for such location is $138,119, payable in monthly installments.

Republic leases approximately 798 square feet of space on the ground floor and 903 square feet on the 2nd floor at 233 East Lancaster Avenue, Ardmore, PA.  The space contains a banking area and business development office.  The initial ten-year term of the lease expired in August 2005, and contains a five year renewal option that has been exercised and also contains an additional five-year option.  The 2010 annual rental at such location is $64,370, payable in monthly installments.

Republic entered into a lease agreement that commenced May 1, 2007 for approximately 1,574 square feet for its Bala Cynwyd office at Two Bala Plaza, Bala Cynwyd, Pennsylvania.  The space contains a banking area.  The initial six-year, four month lease term contains two five-year renewal options and the initial lease term will expire on August 31, 2013.  The 2010 annual rent at such location is $50,893, payable in monthly installments.

Republic entered into a lease agreement that commenced April 27, 2007 for approximately 2,820 square feet for its Plymouth Meeting office at 421 Germantown Pike, Plymouth Meeting, Pennsylvania.  The space contains a banking area and a business development office.  The initial seven-year, five month lease term contains one six-year renewal option and the initial lease terms will expire on September 30, 2014.  The 2010 annual rent at such location is $96,115, payable in monthly installments.

Republic owns an approximately 2,800 square foot facility for its Abington, Montgomery County office at 1408 Old York Road, Abington, Pennsylvania.  This space contains a banking area and a business development office.

Republic leases approximately 1,822 square feet on the ground floor at 1818 Market St. Philadelphia, Pennsylvania. The space contains a banking area and a vault. The initial ten-year term of the lease expired in August 2008, has been extended for fifteen years to August 2023, and contains an additional five-year renewal option. The 2010 annual rent for such location is $181,438, payable in monthly installments.

Republic leases approximately 4,700 square feet of space on the first, second, and third floor, at 436 East Baltimore Avenue, Media, Pennsylvania.  The space contains a banking area and business development office.  The initial five-year term of the lease expired in October 2009 contains a five-year renewal option that has been exercised and also contains three additional five-year renewal options.  The 2010 annual rent is $82,804 payable in monthly installments.

Republic leases an approximately 6,000 square feet facility for its Northeast Philadelphia office at Mayfair and Cottman Avenues, Philadelphia, Pennsylvania.  The space contains a banking area and a business development office.  The initial fifteen-year term of the lease expires June 2021 with two five-year renewal options.  The 2010 annual rent is $96,000 payable in monthly installments.

Republic leases an approximately 1,850 square feet facility for its Voorhees office at 342 Burnt Mill Road, Voorhees, New Jersey.  The space contains a banking area.  The initial fifteen-year term of the lease expires May 2021 with two five-year renewal options.  The 2010 annual rent is $45,000 payable in monthly installments.

Republic entered into a lease agreement that commenced September 1, 2007 for approximately 2,467 square feet at 833 Chestnut Street, Philadelphia, Pennsylvania.  The space contains a banking area and a business development office.  The initial fifteen-year term of the lease expires August 2022 with three five-year renewal options.  The 2010 annual rent is $74,421, payable in monthly installments.

Republic entered into a lease agreement that commenced December 26, 2007 for approximately 2,710 square feet for its Torresdale office, at 8764 Frankford Avenue, Philadelphia, Pennsylvania.  The space contains a banking area and business development office.  The initial fifteen-year term of the lease expires December 2022 with two five-year renewal options.  The 2010 annual rent is $130,000, payable in monthly installments.

Republic purchased a parcel of land consisting of approximately 2.1 acres, on July 23, 2008, at 335 Route 70 East, Cherry Hill, New Jersey.  A 4,000 square foot branch facility is in development and, subject to regulatory approvals and other factors, we are planning to open a store at this location in 2011.

Republic entered into a lease agreement on October 29, 2008 for a building, approximately 5,000 square feet located at 30 Kings Highway East, Haddonfield, New Jersey.  Subject to regulatory approvals and other factors, this location will be utilized for a Haddonfield store, and we are planning for an opening in 2010.  The initial twenty-year term of the lease expires January 2029 with two five-year renewal options.  The 2010 annual rent is to be $140,000 payable in monthly installments.

Republic entered into purchase agreements for three parcels of land on October 12, 2008 totaling approximately 1.2 acres located at the Black Horse Pike and Ganttown Road, Turnersville, New Jersey.  We are developing a 4,000 square foot branch facility at this location and, subject to regulatory approvals and other factors, we are planning to open a store at this location in 2011.

Legal Proceedings

From time to time, we are party, either as a defendant or plaintiff, to lawsuits in the normal course of our business. While any litigation involves an element of uncertainty, management is of the opinion that the liability, if any, resulting from pending legal proceedings will not have a material effect on our consolidated financial condition or results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management’s discussion and analysis of our consolidated financial condition, changes in financial condition and results of operations, liquidity and capital resources presented in the consolidated financial statements included in this prospectus, beginning at page F-1.  This discussion should be read in conjunction with the included consolidated financial statements and the notes thereto.

Critical Accounting Policies, Judgments and Estimates

In reviewing and understanding our financial information for you are encouraged to read and understand the significant accounting policies used in preparing our consolidated financial statements. These policies are described in Note 3 to our audited consolidated financial statements. Our accounting and financial reporting policies conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Management evaluates these estimates and assumptions on an ongoing basis including those related to the allowance for loan losses, other-than-temporary impairment of securities and deferred income taxes. Management bases its estimates on historical experience and various other factors and assumptions that are believed to be reasonable under the circumstances. These form the bases for making judgments on the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Allowance for Loan Losses— Management’s periodic evaluation of the adequacy of the allowance is based on our  past loan loss experience, the volume and composition of lending conducted by us, adverse situations that may affect a borrower’s ability to repay, the estimated value of any underlying collateral, current economic conditions and other factors affecting the known and inherent risk in the portfolio.  The allowance for loan losses is increased by charges to income through the provision for loan losses and decreased by charge-offs (net of recoveries). The allowance is maintained at a level that management, based upon its evaluation, considers adequate to absorb losses inherent in the loan portfolio. This evaluation is inherently subjective as it requires material estimates including, among others, the amount and timing of expected future cash flows on impacted loans, exposure at default, value of collateral, and estimated losses on our commercial and residential loan portfolios. All of these estimates may be susceptible to significant change.

The allowance consists of specific allowances for both impaired loans and all classified loans which are not impaired, and a general allowance on the remainder of the portfolio. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for the entire portfolio.

We establish an allowance on certain impaired loans for the amount by which the discounted cash flows, observable market price, or fair value of collateral if the loan is collateral dependent, is lower than the carrying value of the loan. A loan is considered to be impaired when, based upon current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan. A delay or shortfall in amount of payments does not necessarily result in the loan being identified as impaired.

We also establish a specific valuation allowance on classified loans which are not impaired. We segregate these loans by category and assign allowances to each loan based on inherent losses associated with each type of lending and consideration that these loans, in the aggregate, represent an above-average credit risk and that more of these loans will prove to be uncollectible compared to loans in the general portfolio.  Classification of a loan within this category is based on identified weaknesses that increase the credit risk of the loan.

We establish a general allowance on non-classified loans to recognize the inherent losses associated with lending activities, but which, unlike specific allowances, have not been allocated to particular loans. This general valuation allowance is determined by segregating the loans by loan category and assigning allowance percentages based on our historical loss experience, delinquency trends, and management’s evaluation of the collectibility of the loan portfolio.

The allowance is adjusted for significant factors that, in management’s judgment, affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting our primary lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, loss experience in particular segments of the portfolio, duration of the current business cycle, and bank regulatory examination results. The applied loss factors are reevaluated each reporting period to ensure their relevance in the current economic environment.

While management uses the best information known to it in order to make loan loss allowance valuations, adjustments to the allowance may be necessary based on changes in economic and other conditions, changes in the composition of the loan portfolio, or changes in accounting guidance.  In addition, the Pennsylvania Department of Banking and the FDIC, as an integral part of their examination processes, periodically review our allowance for loan losses. The Pennsylvania Department of Banking or the FDIC may require the recognition of adjustment to the allowance for loan losses based on their judgment of information available to them at the time of their examinations.  In times of economic slowdown, either regional or national, the risk inherent in the loan portfolio could increase resulting in the need for additional provisions to the allowance for loan losses in future periods. An increase could also be necessitated by an increase in the size of the loan portfolio or in any of its components even though the credit quality of the overall portfolio may be improving.  To the extent that actual outcomes differ from management’s estimates, additional provisions to the allowance for loan losses may be required that would adversely impact earnings in future periods.

Other-Than-Temporary Impairment of Securities—Securities are evaluated on at least a quarterly basis, and more frequently when market conditions warrant such an evaluation, to determine whether a decline in their value is other-than-temporary. To determine whether a loss in value is other-than-temporary, management utilizes criteria such as the reasons underlying the decline, the magnitude and duration of the decline and our intent and ability to retain our investment in the security for a period of time sufficient to allow for an anticipated recovery in the fair value. The term “other-than-temporary” is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other-than-temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

Income Taxes—Management makes estimates and judgments to calculate various tax liabilities and determine the recoverability of various deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenues and expenses. Management also estimates a reserve for deferred tax assets if, based on the available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. These estimates and judgments are inherently subjective. Historically, our estimates and judgments to calculate our deferred tax accounts have not required significant revision.

In evaluating our ability to recover deferred tax assets, management considers all available positive and negative evidence, including our past operating results and our forecast of future taxable income. In determining future taxable income, management makes assumptions for the amount of taxable income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require us to make judgments about our future taxable income and are consistent with the plans and estimates we use to manage our business. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in the period and could have a significant impact on our future earnings.

Results of Operations for the years ended December 31, 2009 and 2008

Overview

We had a net loss of $11.4 million or $1.07 per diluted share for the year ended December 31, 2009, compared to a net loss of $472,000, or $0.04 per diluted share for the comparable prior year.  There was a $10.5 million, or 19.5%, decrease in total interest income, reflecting a 90 basis point decrease in the yield on average loans outstanding while interest expense decreased $9.0 million, reflecting a 130 basis point decrease in the rate on average interest-bearing deposits outstanding.  Accordingly, net interest income decreased $1.5 million between the periods.  The provision for loan losses in 2009 increased to $14.2 million, compared to $7.5 million provision expense in 2008, reflecting additional reserves on certain loans as the Company continues to deal with the impact of the current economic environment.  Non-interest income decreased $1.2 million to $79,000 in 2009 compared to $1.2 million in 2008, primarily due to impairment charges on investment securities.  Non-interest expenses increased $7.1 million to $31.0 million compared to $23.9 million in 2008, primarily due to activities surrounding the anticipated closing of the Metro merger as salaries and employee benefit expense increased by $3.1 million and consulting fees increased by $1.3 million.  In addition, regulatory assessments and costs increased by $1.8 million due to actions taken by the FDIC coupled with strong growth in core deposits.  Return on average assets and average equity was (1.22)% and (15.32)% respectively, in 2009 compared to (0.05)% and (0.60)% respectively in 2008.

Analysis of Net Interest Income

Our earnings depend primarily upon Republic’s net interest income, which is the difference between interest earned on interest-earning assets and interest paid on interest-bearing liabilities. Net interest income is affected by changes in the mix of the volume and rates of interest-earning assets and interest-bearing liabilities. The following table provides an analysis of net interest income on an annualized basis, setting forth for the periods average assets, liabilities, and shareholders’ equity, interest income earned on interest-earning assets and interest expense on interest-bearing liabilities, average yields earned on interest-earning assets and average rates on interest-bearing liabilities, and Republic’s net interest margin (net interest income as a percentage of average total interest-earning assets). Averages are computed based on daily balances. Non-accrual loans are included in average loans receivable. Yields are adjusted for tax equivalency in 2009, 2008 and 2007, as Republic had tax-exempt income in those years.

	For the Year Ended December 31, 2009			For the Year Ended December 31, 2008			For the Year Ended December 31, 2007
	Average Balance	Interest Income/ Expense	Yield/ Rate (1)	Average Balance	Interest Income/ Expense	Yield/ Rate (1)	Average Balance	Interest Income/ Expense	Yield/ Rate (1)
Interest-earning assets:
Federal funds sold and other
interest-earning assets	$48,580	$118	0.24%	$9,821	$218	2.22%	$13,923	$686	4.93%
Investment securities and restricted stock	96,787	4,633	4.79%	89,365	5,135	5.75%	95,715	5,752	6.01%
Loans receivable	736,647	38,943	5.29%	789,446	48,846	6.19%	820,380	62,184	7.58%
Total interest-earning assets	882,014	43,694	4.95%	888,632	54,199	6.10%	930,018	68,622	7.38%
Other assets	58,106			51,349			39,889
Total assets	$940,120			$939,981			$969,907

Interest-bearing liabilities:
Demand - non-interest bearing	$86,621	$-	N/A	$76,671	$-	N/A	$78,641	$-	N/A

Demand - interest-bearing	47,174	310	0.66%	33,976	327	0.96%	38,850	428	1.10%
Money market & savings	281,621	5,258	1.87%	222,590	6,150	2.76%	266,706	11,936	4.48%
Time deposits	383,535	8,374	2.18%	397,740	14,844	3.73%	361,120	18,822	5.21%
Total deposits	798,951	13,942	1.75%	730,977	21,321	2.92%	745,317	31,186	4.18%
Total interest-
bearing deposits	712,330	13,942	1.96%	654,306	21,321	3.26%	666,676	31,186	4.68%
Other borrowings	57,454	2,113	3.68%	121,236	3,760	3.10%	133,122	7,121	5.35%
Total interest-bearing
liabilities	769,784	16,055	2.09%	775,542	25,081	3.23%	799,798	38,307	4.79%
Total deposits and
other borrowings	856,405	16,055	1.87%	852,213	25,081	2.94%	878,439	38,307	4.36%
Non-interest-bearing
Other liabilities	9,031			8,459			13,734
Shareholders’ equity	74,684			79,309			77,734
Total liabilities and
Shareholders’ equity	$940,120			$939,981			$969,907

Net interest income (2)		$27,639			$29,118			$30,315

Net interest spread			2.86%			2.87%			2.59%

Net interest margin (2)			3.13%			3.28%			3.26%

(1)	Yields on investments are calculated based on amortized cost.

(2)
Net interest income and net interest margin are presented on a tax equivalent basis.  Net interest income has been increased over the financial statement amount by $224, $223 and $276 in 2009, 2008 and 2007, respectively, to adjust for tax equivalency.  The tax equivalent net interest margin is calculated by dividing tax equivalent net interest income by average total interest earning assets.

Rate/Volume Analysis of Changes in Net Interest Income

Net interest income may also be analyzed by segregating the volume and rate components of interest income and interest expense. The following table sets forth an analysis of volume and rate changes in net interest income for the periods indicated. For purposes of this table, changes in interest income and expense are allocated to volume and rate categories based upon the respective changes in average balances and average rates.

	Year ended December 31, 2009 vs. 2008			Year ended December 31, 2008 vs. 2007
		Change due to			Change due to
(Dollars in thousands)	Average Volume	Average Rate	Total	Average Volume	Average Rate	Total
Interest earned on:
Federal funds sold and other
interest-earning assets	$94	$(194)	$(100)	$(91)	$(377)	$(468)
Securities	355	(857)	(502)	(366)	(251)	(617)
Loans	(2,791)	(7,112)	(9,903)	(1,919)	(11,419)	(13,338)
Total interest earning assets	$(2,342)	$(8,163)	$(10,505)	$(2,376)	$(12,047)	$(14,423)
Interest expense of
Deposits
Interest-bearing demand deposits	$(87)	$104	$17	$47	$54	$101
Money market and savings	(1,102)	1,994	892	1,222	4,564	5,786
Time deposits	310	6,160	6,470	(1,370)	5,348	3,978
Total deposit interest expense	(879)	8,258	7,379	(101)	9,966	9,865
Other borrowings	2,346	(699)	1,647	370	2,991	3,361
Total interest expense	1,467	7,559	9,026	269	12,957	13,226
Net interest income	$(875)	$(604)	$(1,479)	$(2,107)	$910	$(1,197)

Net Interest Income

Our tax equivalent net interest margin decreased 15 basis points to 3.13% for the year ended December 31, 2009, versus 3.28% in the prior year comparable period.

While yields on interest-bearing assets decreased 115 basis points to 4.95% in 2009 from 6.10% in the prior year comparable period, the rate on total deposits and other borrowings decreased 107 basis points to 1.87% from 2.94% between those respective periods. The decrease in yields on assets and rates on deposits and borrowings was due to repricing assets and liabilities primarily as a result of actions taken by the Federal Reserve.

Our tax equivalent net interest income decreased $1.5 million, or 5.2%, to $27.6 million for 2009, from $29.1 million for the prior year comparable period. The decrease in net interest income was due primarily to a decrease in average loans.  Average interest earning assets amounted to $882.0 million for 2009 and $888.6 million for the comparable prior year period but average loans decreased $52.8 million, replaced primarily with lower yielding investment securities, federal funds sold and other interest earning assets.

Our total tax equivalent interest income decreased $10.5 million, or 19.4%, to $43.7 million for 2009, from $54.2 million for the prior year comparable period.  Interest and fees on loans decreased $9.9 million, or 20.3%, to $38.9 million for 2009, from $48.8 million for the prior year comparable period.  The decrease was due primarily to the 90 basis point decline in the yield on loans resulting from the repricing of the variable rate loan portfolio as a result of actions taken by the Federal Reserve.  Tax equivalent interest and dividends on investment securities decreased $502,000 to $4.6 million for 2009, from $5.1 million for the prior year comparable period, primarily reflecting lower yields.  Interest on federal funds sold and other interest-earning assets decreased $100,000, or 45.9%, reflecting decreases in short- term market interest rates.

Our total interest expense decreased $9.0 million, or 36.0%, to $16.1 million for 2009, from $25.1 million for the prior year comparable period.  Interest-bearing liabilities averaged $769.8 million for 2009, versus $775.5 million for the prior year comparable period, or a decrease of $5.8 million.  The decrease primarily reflected reduced external funding requirements due to a decrease in outstanding loans.  Average deposit balances increased $68.0 million while there was a $63.8 million decrease in average other borrowings.  The average rate paid on interest-bearing liabilities decreased 114 basis points to 2.09% for 2009.  Interest expense on time deposit balances decreased $6.5 million to $8.4 million in 2009 from $14.8 million in the comparable prior year period, primarily reflecting lower rates.  Money market and savings interest expense decreased $892,000 to $5.3 million in 2009, from $6.2 million in the comparable prior year period.  The decrease in interest expense on deposits reflected the impact of the lower short-term interest rate environment.  Accordingly, rates on total interest-bearing deposits decreased 130 basis points in 2009 compared to the comparable prior year period.

Interest expense on other borrowings decreased $1.6 million to $2.1 million in 2009, as a result of lower average balances due to reduced external funding requirements.  Average other borrowings, primarily overnight FHLB borrowings, decreased $63.8 million, or 52.6%, between the respective periods.  Interest expense on other borrowings includes the impact of $22.5 million of average trust preferred securities and $25.0 million of FHLB term borrowings.

Provision for Loan Losses

The provision for loan losses is charged to operations in an amount necessary to bring the total allowance for loan losses to a level that management believes is adequate to absorb inherent losses in the loan portfolio.  The provision for loan losses amounted to $14.2 million during 2009 compared to $7.5 million for the comparable prior year period.

The $14.2 million provision recorded in 2009 was primarily driven by a comprehensive internal, external and regulatory review of our loan portfolio.  As a result of these reviews, management determined that an increased provision would be required.  The significant increase from the comparable prior year period was primarily due to the continued decline of collateral values within our commercial real estate portfolio and a change in our methodology for calculating potential loan losses inherent in our loan portfolio, coupled with a more conservative loan classification system.  At December 31, 2009, as a result of the above items loan specific reserves were increased to $7.1 million representing 55% of the overall allowance for loan losses.

Non-Interest Income

Total non-interest income decreased $1.1 million to $79,000 for 2009 compared to $1.2 million for the comparable prior year period, primarily due to an increase of $0.7 million in impairment charges on bank pooled trust preferred securities held in our investment portfolio. During the second quarter of 2009, we recorded a cumulative effect adjustment in the amount of $0.8 million to reclassify the non-credit component of previously recognized impairment on one these securities in accordance with accounting guidance issued in April 2009 under ASC 320-10. The reclassification resulted in an adjustment between retained earnings and accumulated other comprehensive income on the balance sheet. This impairment had previously been recognized as a reduction to earnings during the fourth quarter of 2008. Due to further deterioration of the underlying collateral of the pooled trust preferred securities, we again recognized an other than temporary impairment charge of $0.8 million related to the same security during the fourth quarter of 2009 without the ability to re-state prior year results according to the accounting guidance.

Non-Interest Expenses

Total non-interest expenses increased $7.1 million, or 29.6% to $31.0 million for 2009 compared to $23.9 million for 2008. Salaries and employee benefits increased $3.1 million, or 31.9%, to $12.7 million for 2009 as a result annual merit increases and higher medical insurance premiums. In addition, we continued to add staff in anticipation of the closing of the proposed Metro merger. Occupancy expense increased to $3.1 million in 2009, compared to $2.4 million for 2008 due to higher maintenance costs and incremental rent increases at several store locations, as well as the corporate headquarters.  Professional fees increased to $2.3 million in 2009, compared to $1.0 million in 2008 mainly due to an increase in consulting fees mainly due to activities surrounding the anticipated closing of the proposed Metro merger.  Regulatory assessments and costs increased to $2.3 million for 2009 from $0.6 million in 2008, primarily resulting from increases in statutory FDIC insurance rates along with a one-time special assessment paid during the third quarter of 2009.

Provision for Income Taxes

The benefit for income taxes generated by our net operating losses increased to $6.2 million for 2009, compared to $777,000 for the prior year comparable period.  The effective tax rates in those periods were 35% and a 62% benefit respectively.

Results of Operations for the years ended December 31, 2008 and 2007

Overview

Our net income decreased $7.4 million, or 106.9%, to a loss of $472,000 or $ (.04) per diluted share for the year ended December 31, 2008, compared to $6.9 million, or $0.65 per diluted share for the prior year.  There was a $14.4 million, or 21.0%, decrease in total interest income, reflecting a 3.8% decrease in average loans outstanding while interest expense decreased $13.2 million reflecting a 1.9% decrease in average interest bearing deposits.  Accordingly, net interest income decreased $1.1 million.  The provision for loan losses in 2009 increased $5.9 million to $7.5 million, compared to $1.6 million in 2007, reflecting the impact of an economic downturn in real estate markets.  Non-interest income decreased $1.8 million to $1.2 million in 2008 compared to $3.1 million in 2007.  The decrease reflected a $4.1 million impairment charge on a bank pooled trust preferred security.  Non-interest expenses increased $2.5 million to $23.9 million compared to $21.4 million in 2007.  The increase reflected $1.6 million of write downs and losses on the sale of other real estate which also reflected the impact of the economic downturn.  Return on average assets and average equity of (0.05)% and (0.60)% respectively in 2008 compared to 0.71% and 8.86% respectively in 2007.

Net Interest Income

Our tax equivalent net interest margin increased 2 basis points to 3.28% for 2008, versus 3.26% in 2007.  While yields on interest-bearing assets decreased 128 basis points to 6.10% in 2008 from 7.38% in 2007, the rate on total deposits and other borrowings decreased 142 basis points to 2.94% from 4.36% between those respective periods. The 142 basis point decrease in the cost of deposits and other borrowings exceeded the 128 basis point decrease in yield on interest-bearing assets by 14 basis points. However, the net interest margin increased by a lesser 2 basis points reflecting a reduction in the amount loan balances which are the highest yielding interest earning assets. The decrease in yields on assets and rates on deposits and borrowings was due primarily to the repricing of assets and liabilities as a result of actions taken by the Federal Reserve since September 2007.

Our tax equivalent net interest income decreased $1.2 million, or 3.9%, to $29.1 million for 2008, from $30.3 million for the prior year comparable period. As shown in the table “Rate/Volume Analysis of Changes in Net Interest Income” below, the decrease in net interest income was due primarily to a decrease in average interest-earning assets as well as a larger concentration of higher rate time deposits that offset a decrease in average money market and savings deposits.  Average interest earning assets amounted to $888.6 million for 2008 and $930.0 million for the comparable prior year period.  The $41.4 million decrease resulted from reductions in loans, securities and federal funds sold.

Our total tax equivalent interest income decreased $14.4 million, or 21.0%, to $54.2 million for 2008, from $68.6 million for the prior year comparable period.  Interest and fees on loans decreased $13.3 million, or 21.4%, to $48.8 million for 2008, from $62.2 million for the prior year comparable period.  The decrease was due primarily to the 139 basis point decline in the yield on loans resulting primarily from the repricing of the variable rate loan portfolio as a result of actions taken by the Federal Reserve as well as a $30.9 million, or 3.8%, decrease in average loans outstanding to $789.4 million from $820.4 million.  Interest and dividends on investment securities decreased $617,000, or 10.7%, to $5.1 million 2008, from $5.8 million for the prior year comparable period.  This decrease reflected a decrease in average securities outstanding of $6.4 million, or 6.6%, to $89.4 million from $95.7 million for the prior year comparable period.  Interest on federal funds sold and other interest-earning assets decreased $468,000, or 68.2%, reflecting decreases in short-term interest rates and a $4.1 million decrease in average balances to $9.8 million for 2008 from $13.9 million for the comparable prior year period.

Our total interest expense decreased $13.2 million, or 34.5%, to $25.1 million for 2008, from $38.3 million for the prior year comparable period.  Interest-bearing liabilities averaged $775.5 million for 2008, versus $799.8 million for the prior year comparable period, or a decrease of $24.3 million.  The decrease primarily reflected reduced funding requirements due to a decrease in average interest earning assets.  Average deposit balances decreased $14.3 million while there was an $11.9 million decrease in average other borrowings.  The average rate paid on interest-bearing liabilities decreased 156 basis points to 3.23% for 2008.  Interest expense on time deposit balances decreased $4.0 million to $14.8 million in 2008 from $18.8 million in the comparable prior year period, reflecting lower rates, the impact of which more than offset the impact of higher average balances.  Money market and savings interest expense decreased $5.8 million to $6.2 million in 2008, from $11.9 million in the comparable prior year period.  The decrease in interest expense on deposits reflected the impact of the lower short-term interest rate environment as well as lower average balances.  Accordingly, rates on total interest-bearing deposits decreased 142 basis points in 2008 compared to the comparable prior year period.

Interest expense on other borrowings decreased $3.4 million to $3.8 million in 2008, reflecting the lower short- term interest rate environment and lower average balances.  Average other borrowings, primarily overnight FHLB borrowings, decreased $11.9 million, or 8.9%, between the respective periods.  Rates on overnight borrowings reflected the lower short- term interest rate environment as the rate of other borrowings decreased to 3.10% in 2008, from 5.35% in the comparable prior year period.  In addition to the overnight FHLB borrowings, other borrowings also include average balances of $17.8 million of subordinated debentures supporting trust preferred securities and $14.3 million of FHLB term borrowings.

Provision for Loan Losses

The provision for loan losses is charged to operations in an amount necessary to bring the total allowance for loan losses to a level that management believes is adequate to absorb inherent losses in the loan portfolio.  The provision for loan losses amounted to $7.5 million for 2008 compared to $1.6 million for 2007.  The majority of the increase in the provision for 2008 resulted from specific provisions for individual loans on properties secured by real estate.  The 2007 provision reflected $283,000 for net recoveries on tax refund loans.  The remaining provisions in both periods also reflected amounts required to increase the allowance for loan growth in accordance with our methodology.  Net charge-offs increased from $1.1 million in 2007 to $7.6 million in 2008 and non-accrual loans decreased from $22.3 million at December 31, 2007 to $17.3 million at December 31, 2008.

Non-Interest Income

Total non-interest income decreased $1.8 million to $1.2 million for 2008 compared to $3.1 million for 2007, primarily due to a $1.4 million impairment charge on a bank pooled trust preferred security.  In addition, a decrease of $815,000 in loan advisory and servicing fees, which reflected the economic downturn in real estate markets was partially offset by a onetime $309, 000 gain from a Mastercard transaction and a $100,000 legal settlement

Non-Interest Expenses

Total non-interest expenses increased $2.5 million, or 11.8%, to $23.9 million for 2008 from $21.4 million in 2007.  Salaries and employee benefits decreased $983,000, or 9.3%, to $9.6 million for 2008 from $10.6 million in 2007.  That decrease reflected a reduction in bonuses and incentives, deferred compensation and other benefits of $702,000.

Occupancy expense increased $27,000, or 1.1%, to $2.4 million for 2008 compared to $2.4 million for 2007.

Depreciation expense decreased $17,000, of 1.3%, to $1.3 million for 2008 compared to $1.3 million for 2007.

Legal fees increased $704,000, or 93.9%, to $1.5 million for 2008 compared to $750,000 for 2007 resulting primarily from increased legal fees for loan collections and fees related to the merger that had been proposed with Metro.

Other real estate, including property write downs and losses on sales and property maintenance expenses, increased $2.1 million to $2.1 million in 2008 compared to $23,000 in 2007 as a result of the increase in properties taken into other real estate owned, which reflected the economic downturn in real estate markets and declining credit quality.

Advertising expenses decreased $39,000, or 7.8%, to $464,000 for 2008 compared to $503,000 for 2007.  The decrease was primarily due to lower levels of print advertising.

Data processing increased $152,000, or 21.9%, to $845,000 for 2008 compared to $693,000 for 2007, primarily due to system enhancements.

Insurance expense increased $163,000, or 41.0%, to $561,000 for 2008 compared to $398,000 for 2007, resulting primarily from higher rates.

Professional fees increased $431,000, or 79.5%, to $973,000 for 2008 compared to $542,000 for 2007, reflecting increases in consulting fees.

Regulatory assessments and costs increased $380,000 to $556,000 in 2008, compared to $176,000 in 2007, resulting primarily from increases in statutory FDIC insurance rates.

Taxes, other decreased $92,000, or 11.2%, to $728,000 for 2008 compared to $820, 000 for 2007.  The decrease reflected a reduction in Philadelphia Business Privilege Tax which more than offset an increase in Pennsylvania shares tax, which is assessed at an amount of 1.25% on a 6 year moving average of regulatory capital.  The full amount of the increase resulted from increased capital.

Other expenses decreased $308,000, or 10.0%, to $2.8 million for 2008 compared to $3.1 million for 2007. The decrease reflected a $150,000 decrease in courier fees resulting from the imaging of checks which replaced physical couriers, and lesser decreases in a number of other categories including printing, supplies, director fees, fraud losses, auto expense, postage, freight and others.

Provision for Income Taxes

The provision for income taxes decreased $4.1 million to a benefit of $777,000 for 2008 from $3.3 million for 2007.  That decrease was primarily the result of the decrease in pre-tax income.  The effective tax rate for 2007 was 32% and because of the small benefit in 2008, the tax rate was not meaningful in that year.

Financial Condition

December 31, 2009 Compared to December 31, 2008

Total assets increased $56.7 million to $1.0 billion at December 31, 2009, compared to $952.0 million at December 31, 2008. This increase was driven by strong growth in our core deposit base resulting in increased balances in cash and cash equivalents and the investment securities portfolio.  This growth was partially offset by a reduction in outstanding loans receivable as we continue to strategically manage our concentration of commercial real estate loans in our loan portfolio.

Loans

The loan portfolio, which represents our largest asset, is our most significant source of interest income. Our lending strategy is to focus on small and medium sized businesses and professionals that seek highly personalized banking services. The loan portfolio consists of secured and unsecured commercial loans including commercial real estate, construction loans, residential mortgages, automobile loans, home improvement loans, home equity loans and lines of credit, overdraft lines of credit and others. Total gross loans decreased $89.3 million, or 11.4%, to $693.8 million at December 31, 2009, versus $783.1 million at December 31, 2008. Substantially all of the decrease resulted from a reduction in commercial real estate loans as a result of our ongoing effort to reduce exposure to commercial real estate and reposition our portfolio.  Republic’s commercial loans typically range between $250,000 and $5,000,000 but customers may borrow significantly larger amounts up to Republic’s legal lending limit of approximately $13.8 million at December 31, 2009. Individual customers may have several loans that are secured by different collateral which are in total subject to that lending limit. The aggregate amount of those relationships that exceeded $9.2 million at December 31, 2009, was $296.5 million. The $9.2 million threshold approximates 10% of total regulatory capital and reflects an additional internal monitoring guideline.

Investment Securities

Investment securities available-for-sale are investments which may be sold in response to changing market and interest rate conditions and for liquidity and other purposes. Our investment securities available-for-sale consist primarily of U.S. Government Agency bonds, U.S. Government Agency issued mortgage backed securities which include collateralized mortgage obligations (CMOs), municipal securities and debt securities, which include corporate bonds and trust preferred securities.  Available-for-sale securities totaled $185.4 million at December 31, 2009, an increase of $102.4 million, or 123.3%, from year-end 2008. At December 31, 2009, the portfolio had a net unrealized loss of $1.1 million, compared to a net unrealized loss of $2.2 million at December 31, 2008.

Investment securities held-to-maturity are investments for which there is the intent and ability to hold the investment to maturity. These investments are carried at amortized cost. The held-to-maturity portfolio consists primarily of debt securities and stocks. At December 31, 2009, securities held to maturity totaled $155,000, which was comparable to the $198,000 at year-end 2008. At both dates, respective carrying values approximated market values.

Restricted Stock

Republic is required to maintain FHLB stock in proportion to its outstanding debt to FHLB.  When the debt is repaid, the purchase price of the stock is refunded.  At December 31, 2009 and 2008, FHLB stock totaled $6.7 million.

Republic is also required to maintain stock in ACBB as a condition of a contingency line of credit.  At December 31, 2009 and 2008, ACBB stock totaled $143,000.

Cash and Cash Equivalents

Cash and due from banks, interest bearing deposits and federal funds sold comprise this category which consists of our most liquid assets. The aggregate amount in these three categories increased by $21.2 million, to $55.6 million at December 31, 2009, from $34.4 million at December 31, 2008, primarily due to the deposit growth recognized during 2009.

Fixed Assets

Bank premises and equipment, net of accumulated depreciation totaled $24.5 million at December 31, 2009 an increase of $10.3 million, or 72.4% from $14.2 million at December 31, 2008, primarily reflecting store renovation and expansion to enhance retail and deposit gathering efforts.

Other Real Estate Owned

 The balance of other real estate owned increased to $13.6 million at December 31, 2009 from $8.6 million at December 31, 2008 due to additions totaling $8.1 million partially offset by write-downs on properties of $1.6 million and proceeds from sales of $1.5 million.

Bank Owned Life Insurance

At December 31, 2009, the value of the insurance was $12.4 million, an increase of $255,000, or 2.1%, from $12.1 million at December 31, 2008.  The increase reflected income earned on the insurance policies.

Other Assets

Other assets increased by $11.2 million to $25.2 million at December 31, 2009, from $14.0 million at December 31, 2008.  This change was driven by increase in the tax receivable and deferred tax asset balances, along with an increase in prepaid expenses related to the prepayment of three-years of FDIC insurance premiums.

Deposits

Deposits, which include non-interest and interest-bearing demand deposits, money market, savings and time deposits including some brokered deposits, are Republic’s major source of funding. Deposits are generally solicited from the Company’s market area through the offering of a variety of products to attract and retain customers, with a primary focus on multi-product relationships.

Total deposits increased by $143.7 million to $882.9 million at December 31, 2009, from $739.2 million at December 31, 2008 due to the emphasis placed on the gathering of low-cost core deposits.  Average transaction accounts increased 24.7%, or $82.2 million from the prior year end to $415.4 million in 2009.  Time deposits decreased $16.4 million, or 4.2%, to $377.3 million at December 31, 2009, versus $393.7 million at the prior year-end as the Company intentionally reduced its dependence upon brokered deposits as a funding source.

Short-Term Borrowings and FHLB Advances

Short-term borrowings and FHLB advances are used to supplement deposit generation. Republic had $25.0 million of term borrowings at December 31, 2009 and December 31, 2008. The $25.0 million of term borrowings mature June, 2010. Republic had no short-term borrowings (overnight) at December 31, 2009 versus $77.3 million at the prior year-end.

Shareholders’ Equity

Total shareholders’ equity decreased $9.0 million to $70.3 million at December 31, 2009, versus $79.3 million at December 31, 2008.  This decrease was primarily the result of the net loss recorded during 2009.

Off-balance Sheet Arrangements

We are a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements.

Credit risk is defined as the possibility of sustaining a loss due to the failure of the other parties to a financial instrument to perform in accordance with the terms of the contract. The maximum exposure to credit loss under commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. We use the same underwriting standards and policies in making credit commitments as it does for on-balance-sheet instruments.

Financial instruments whose contract amounts represent potential credit risk are commitments to extend credit of approximately $68.6 million and $83.1 million and standby letters of credit of approximately $3.7 million and $5.3 million at December 31, 2009 and 2008, respectively.  Commitments often expire without being drawn upon. The $68.6 million of commitments to extend credit at December 31, 2009, were substantially all variable rate commitments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and many require the payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management’s credit evaluation of the customer. Collateral held varies but may include real estate, marketable securities, pledged deposits, equipment and accounts receivable.

Standby letters of credit are conditional commitments issued that guarantee the performance of a customer to a third party. The credit risk and collateral policy involved in issuing letters of credit is essentially the same as that involved in extending loan commitments. The amount of collateral obtained is based on management’s credit evaluation of the customer. Collateral held varies but may include real estate, marketable securities, pledged deposits, equipment and accounts receivable.

Contractual obligations and other commitments

The following table sets forth contractual obligations and other commitments representing required and potential cash outflows as of December 31, 2009:

(Dollars in thousands)	Total	Less than One Year	One to Three Years	Three to Five Years	After Five Years
Minimum annual rentals or noncancellable operating leases	$48,263	$2,118	$4,412	$4,620	$37,113
Remaining contractual maturities of time Deposits	377,254	371,565	4,013	1,676	-
Subordinated debt	22,476	-	-	-	22,476
Employment agreements	1,298	433	865	-	-
Director and Officer retirement plan obligations	1,412	244	251	210	707
Loan commitments	68,611	58,706	2,152	7,592	161
Standby letters of credit	3,683	3,575	108	-	-
Total	$522,997	$436,641	$11,801	$14,098	$60,457

As of December 31, 2009, we had entered into non-cancelable lease agreements for our main office and operations center, twelve current Republic retail branch facilities, and a new branch facility expected to open in 2010 (subject to regulatory approvals and other factors), expiring through August 31, 2037, including renewal options. The leases are accounted for as operating leases. The minimum rental payments required under these leases are $48.3 million through the year 2037, including renewal options.  We have entered into an employment agreement with our chief executive officer. The aggregate commitment for future salaries and benefits under this employment agreement at December 31, 2009 is approximately $1.3 million.  We have retirement plan agreements with certain directors and officers.   The accrued benefits under the plan agreements at December 31, 2009 were approximately $1.4 million, with a minimum age of 65 established to qualify for the payments.

Interest Rate Risk Management

We attempt to manage our assets and liabilities in a manner that optimizes net interest income in a range of interest rate environments. Management uses GAP analysis and simulation models (which are discussed below) to monitor behavior of its interest sensitive assets and liabilities. Adjustments to the mix of assets and liabilities are made periodically in an effort to provide steady growth in net interest income.

Management presently believes that the effect on Republic of any future reduction in interest rates, reflected in lower yielding assets, could be detrimental since Republic may not have the immediate ability to commensurately decrease rates on its interest bearing liabilities, primarily time deposits, other borrowings and certain transaction accounts. An increase in interest rates could have a negative effect on Republic, due to a possible lag in the repricing of core deposits not taken into account in the static GAP analysis.

Interest rate risk management involves managing the extent to which interest-sensitive assets and interest-sensitive liabilities are matched. We attempt to optimize net interest income while managing period-to-period fluctuations therein. We typically define interest-sensitive assets and interest-sensitive liabilities as those that reprice within one year or less.  Generally, we limit long-term fixed rate assets and liabilities in our efforts to manage interest rate risk.

The difference between interest-sensitive assets and interest-sensitive liabilities is known as the “interest-sensitivity gap,” or “GAP.”  A positive GAP occurs when interest-sensitive assets exceed interest-sensitive liabilities repricing in the same time periods, and a negative GAP occurs when interest-sensitive liabilities exceed interest-sensitive assets repricing in the same time periods. A negative GAP ratio suggests that a financial institution may be better positioned to take advantage of declining interest rates rather than increasing interest rates, and a positive GAP ratio suggests the converse.  Static GAP analysis describes interest rate sensitivity at a point in time. However, it alone does not accurately measure the magnitude of changes in net interest income as changes in interest rates do not impact all categories of assets and liabilities equally or simultaneously.  Interest rate sensitivity analysis also requires assumptions about repricing certain categories of assets and liabilities.  For purposes of interest rate sensitivity analysis, assets and liabilities are stated at either their contractual maturity, estimated likely call date, or earliest repricing opportunity.  Mortgage backed securities and amortizing loans are scheduled based on their anticipated cash flow, including prepayments based on historical data and current market trends.  Savings, money market and interest-bearing demand accounts do not have a stated maturity or repricing term and can be withdrawn or repriced at any time. Management estimates the repricing characteristics of these accounts based on historical performance and other deposit behavior assumptions. These deposits are not considered to reprice simultaneously and, accordingly, a portion of the deposits are moved into time brackets exceeding one year. However, management may choose not to reprice liabilities proportionally to changes in market interest rates, for competitive or other reasons.

Shortcomings, inherent in a simplified and static GAP analysis, may result in an institution with a negative GAP having interest rate behavior associated with an asset-sensitive balance sheet. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Furthermore, repricing characteristics of certain assets and liabilities may vary substantially within a given time period. In the event of a change in interest rates, prepayments and other cash flows could also deviate significantly from those assumed in calculating GAP in the manner presented in the table on the following page.

The following tables present a summary of our interest rate sensitivity GAP at December 31, 2009.  Amounts shown in the table include both estimated maturities and instruments scheduled to reprice, including prime based loans.  For purposes of these tables, we have used assumptions based on industry data and historical experience to calculate the expected maturity of loans because, statistically, certain categories of loans are prepaid before their maturity date, even without regard to interest rate fluctuations. Additionally, certain prepayment assumptions were made with regard to investment securities based upon the expected prepayment of the underlying collateral of the mortgage-backed securities. The interest rate on a portion of the trust preferred securities is variable and adjusts quarterly.

Interest Sensitivity Gap
At December 31, 2009
(Dollars in thousands)

	0–90 Days	91–180 Days	181–365 Days	1–2 Years	2–3 Years	3–4 Years	4–5 Years	More than 5 Years	Financial Statement Total	Fair Value

Interest Sensitive Assets:

Investment securities and other interest-bearing
balances	$58,081	$4,914	$18,708	$21,652	$20,907	$19,486	$19,947	$73,454	$237,149	$237,159
Average interest rate	1.32%	4.57%	3.48%	4.58%	4.58%	4.57%	3.24%	2.83%
Loans receivable	324,399	33,430	56,581	84,180	72,289	37,653	19,451	65,835	693,818	687,422
Average interest rate	4.43%	6.32%	6.29%	6.19%	6.14%	5.92%	6.09%	5.95%
Total	382,480	38,344	75,289	105,832	93,196	57,139	39,398	139,289	930,967	924,581

Cumulative Totals	$382,480	$420,824	$496,113	$601,945	$695,141	$752,280	$791,678	$930,967

Interest Sensitive Liabilities:

Demand Interest Bearing(1)	$26,460	$-	$-	$26,459	$-	$-	$-	$-	52,919	52,919
Average interest rate	0.65%	-	-	0.65%	-	-	-	-	-	-
Savings Accounts (1)	5,786	-	-	5,785	-	-	-	-	11,571	11,571
Average interest rate	1.14%	-	-	1.14%	-	-	-	-
Money Market Accounts(1)	157,766	-	-	157,766	-	-	-	-	315,532	315,532
Average interest rate	1.53%	-	-	1.53%	-	-	-	-
Time Deposits	114,038	106,714	149,589	2,918	1,095	736	940	1,224	377,254	379,090
Average interest rate	1.37%	1.31%	2.01%	2.18%	2.94%	3.30%	2.78%	1.42%
FHLB and Short Term
Advances	-	25,000	-	-	-	-	-	-	25,000	25,291
Average interest rate	-	3.35%	-	-	-	-	-	-
Subordinated Debt	22,476	-	-	-	-	-	-	-	22,476	22,476
Average interest rate	4.93%	-	-	-	-	-	-	-
Total	326,526	131,714	149,589	192,928	1,095	736	940	1,224	804,752	806,879

Cumulative Totals	$326,526	$458,240	$607,829	$800,757	$801,852	$802,588	$803,528	$804,752

Interest Rate
Sensitivity GAP	$55,954	$(93,370)	$(74,300)	$(87,096)	$92,101	$56,403	$38,458	$138,065
Cumulative GAP	$55,954	$(37,416)	$(111,716)	$(198,812)	$(106,711)	$(50,308)	$(11,850)	$126,215
Interest Sensitive Assets/
Interest Sensitive
Liabilities	117%	92%	82%	75%	87%	94%	99%	116%
Cumulative GAP/
Total Earning Assets	6%	-4%	-12%	-21%	-11%	-5%	-1%	14%

(1)
Demand, savings and money market accounts are shown to reprice based upon management’s estimate of when rates would have to be increased to retain balances in response to competition. Such estimates are necessarily arbitrary and wholly judgmental.

In addition to the GAP analysis, we utilize income simulation modeling in measuring its interest rate risk and managing its interest rate sensitivity. Income simulation considers not only the impact of changing market interest rates on forecasted net interest income, but also other factors such as yield curve relationships, the volume and mix of assets and liabilities and general market conditions.

Net Portfolio Value and Net Interest Income Analysis

Our interest rate sensitivity also is monitored by management through the use of models which generate estimates of the change in its net portfolio value (NPV) and net interest income (NII) over a range of interest rate scenarios.  NPV is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts.  The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario.  The following table sets forth our NPV as of December 31, 2009 and reflects the changes to NPV as a result of immediate and sustained changes in interest rates as indicated.

Change in Interest Rates	Net Portfolio Value			NPV as % of Portfolio Value of Assets
In Basis Points (Rate Shock)	Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in Thousands)

+300	$66,540	$(20,704)	(23.73)%	6.96%	(153	)bp
+200	75,340	(11,904)	(13.64)%	7.73%	(76)
+100	81,607	(5,637)	(6.46)%	8.22%	(27)
Static	87,244	--	0.00%	8.49%	0
-100	88,961	1,717	1.97%	8.79%	30

In addition to modeling changes in NPV, we also analyze potential changes to NII for a twelve-month period under rising and falling interest rate scenarios.  The following table shows our NII model as of December 31, 2009.

Change in Interest Rates in Basis Points (1)	Net Interest Income	$ Change	% Change
	(Dollars in Thousands)

+300	$36,020	$2,021	5.94%
+200	35,350	1,351	3.97%
+100	34,686	688	2.02%
Static	33,999	-	0.00%
-100	33,618	(381)	(1.12)%

(1)	The net interest income results represent a rate ramp, achieving the rate change over a 12-month period, not an immediate and sustained rate shock.

As is the case with the GAP table, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements.  Modeling changes in NPV and NII require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates.  In this regard, the models presented assume that the composition of our interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities.  Accordingly, although the NPV measurements and net interest income models provide an indication of interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on net interest income and will differ from actual results.  It is unlikely that the increases in net interest income shown in the table would occur, if deposit rates continue to lag prime rate reductions, in falling rate scenarios.  Conversely, in rising rate scenarios, competitors deposit rates would be an important determinant for any increases in interest income.

Our management believes that the assumptions utilized in evaluating our estimated net interest income are reasonable; however, the interest rate sensitivity of our assets, liabilities and off-balance sheet financial instruments as well as the estimated effect of changes in interest rates on estimated net interest income could vary substantially if different assumptions are used or actual experience differs from the experience on which the assumptions were based. Periodically, we may and does make significant changes to underlying assumptions, which are wholly judgmental.  Prepayments on residential mortgage loans and mortgage backed securities have increased over historical levels due to the lower interest rate environment, and may result in reductions in margins.

Capital Resources

We have sponsored three outstanding issues of corporation-obligated mandatorily redeemable capital securities of a subsidiary trust holding solely junior subordinated debentures of the corporation more commonly known as trust preferred securities. The subsidiary trusts are not consolidated with us for financial reporting purposes.  The primary purpose of the issuances of these securities was to increase regulatory capital. The trust preferred securities qualify as Tier 1 capital for regulatory purposes in amounts up to 25% of total Tier 1 capital.

On December 27, 2006, Republic Capital Trust II (Trust II) issued $6.0 million of trust preferred securities to investors and $0.2 million of common securities to us.  Trust II purchased $6.2 million of our floating rate junior subordinated debentures due 2037, and the Company used the proceeds to call the securities of Republic Capital Trust I (Trust I).  The debentures purchased by Trust II have a variable interest rate, adjustable quarterly, at 1.73% over the 3-month Libor.  We may redeem the debentures on any interest payment date on or after March 1, 2012.

On June 28, 2007, the Company caused Republic Capital Trust III (Trust III), to issue $5.0 million of trust preferred securities to one investor and $0.2 million common securities to us.  Trust III purchased $5.2 million of our floating rate junior subordinated debentures due 2037, which have a variable interest rate, adjustable quarterly, at 1.55% over the 3 month Libor.  We have the ability to redeem the debentures on any interest payment date on or after September 1, 2012, without a prepayment penalty.  We caused Republic First Bancorp Capital Trust IV (Trust IV) to issue $10.8 million of convertible trust preferred securities on June 10, 2008 as part of our strategic capital plan.  The securities were purchased by investors, including Vernon W. Hill, II, founder and chairman (retired) of Commerce Bancorp, and, since the investment, a consultant to us, a family trust of Harry D. Madonna, our chairman, president and chief executive officer, and Theodore J. Flocco, Jr., who, since the investment, has been one of our directors.  Trust IV also issued $0.3 million of common securities to us.  Trust IV purchased $11.1 million of our fixed rate junior subordinated convertible debentures due 2038, which pay interest at an annual rate of 8.0% and are redeemable on any interest payment date (a) at any time on or after June 13, 2013 if the closing price of our common stock for 20 trading days in the period of 30 consecutive trading days ending on the trading day prior to the mailing of the notice of redemption exceeds 120% of the then-applicable conversion price, or (ii) on or after June 30, 2018, without a prepayment penalty.  The trust preferred securities of Trust IV are currently convertible into approximately 1.7 million shares of our common stock, which is subject to customary adjustments.

Our shareholders’ equity as of December 31, 2009, totaled approximately $70.3 million compared to approximately $79.3 million as of December 31, 2008.  The book value per share of our common stock decreased from $7.46 as of December 31, 2008, based upon 10,631,348 shares outstanding, as adjusted for treasury stock to $6.59 as of December 31, 2009, based upon 10,665,635 shares outstanding at December 31, 2009, as adjusted for treasury stock.

Regulatory Capital Requirements

We are required to comply with certain “risk-based” capital adequacy guidelines issued by the FRB and the FDIC. The federal banking agencies impose three minimum capital requirements on our risk-based capital ratios based on total capital, Tier 1 capital, and a leverage capital ratio.  The risk-based capital guidelines assign varying risk weights to the individual assets held by a bank or bank holding company.  The guidelines also assign weights to the “credit-equivalent” amounts of certain off-balance sheet items, such as letters of credit and interest rate and currency swap contracts. Under these guidelines, banks are expected to meet a minimum target ratio for “qualifying total capital” to weighted risk assets of 8%, at least one-half of which is to be in the form of “Tier 1 capital”. Qualifying total capital is divided into two separate categories or “tiers”. “Tier 1 capital” includes common stockholders’ equity, certain qualifying perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less goodwill, “Tier 2 capital” components (limited in the aggregate to one-half of total qualifying capital) includes allowances for credit losses (within limits), certain excess levels of perpetual preferred stock and certain types of “hybrid” capital instruments, subordinated debt and other preferred stock. Applying the federal guidelines, the ratio of qualifying total capital to weighted-risk assets, was 13.14% and 13.26% at December 31, 2009 and 2008, respectively, and as required by the guidelines, at least one-half of the qualifying total capital consisted of Tier l capital elements. Tier l risk-based capital ratios on December 31, 2009 and 2008 were 11.89% and 12.26%, respectively. At December 31, 2009 and 2008, we exceeded the requirements for risk-based capital adequacy under federal guidelines.  At December 31, 2009 and 2008, our leverage ratio was 9.36% and 11.14%, respectively.

The risk-based capital ratios measure the adequacy of a bank’s capital against the riskiness of its assets and off-balance sheet activities. Failure to maintain adequate capital is a basis for “prompt corrective action” or other regulatory enforcement action. In assessing a bank’s capital adequacy, regulators also consider other factors such as interest rate risk exposure; liquidity, funding and market risks; quality and level or earnings; concentrations of credit, quality of loans and investments; risks of any nontraditional activities; effectiveness of bank policies; and management’s overall ability to monitor and control risks.

Under FDIC regulations, a bank is deemed to be “well capitalized” when it has a “leverage ratio” (Tier l capital to total assets) of at least 5%, a Tier l capital to weighted-risk assets ratio of at least 6%, and a total capital to weighted-risk assets ratio of at least 10%. At December 31, 2009 and 2008, Republic was considered “well capitalized” under FDIC regulations.

The following table presents our regulatory capital ratios at December 31, 2009 and 2008:

	Actual		For Capital Adequacy Purposes		To be well capitalized under regulatory capital guidelines
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio

At December 31, 2009
Total risk based capital
Republic	$89,786	11.55%	$62,204	8.00%	$77,755	10.00%
Company	102,527	13.14%	62,399	8.00%	-	-
Tier one risk based capital
Republic	80,028	10.29%	31,102	4.00%	46,653	6.00%
Company	92,739	11.89%	31,200	4.00%	-	-
Tier one leverage capital
Republic	80,028	8.10%	39,544	4.00%	49,430	5.00%
Company	92,739	9.36%	39,640	4.00%	-	-

At December 31, 2008
Total risk based capital
Republic	$99,329	11.90%	$66,750	8.00%	$83,437	10.00%
Company	110,927	13.26%	66,915	8.00%	-	-
Tier one risk based capital
Republic	90,921	10.90%	33,375	4.00%	50,062	6.00%
Company	102,518	12.26%	33,458	4.00%	-	-
Tier one leverage capital
Republic	90,921	9.91%	36,712	4.00%	45,890	5.00%
Company	102,518	11.14%	36,801	4.00%	-	-

Management believes that we and Republic met, as of December 31, 2009 and 2008, all capital adequacy requirements to which they are subject. In 2009, the FDIC categorized Republic as well capitalized under the regulatory framework for prompt corrective action provisions of the Federal Deposit Insurance Act. There are no calculations or events since that notification, which management believes would have changed Republic’s category.

Our and Republic’s ability to maintain the required levels of capital is substantially dependent upon the success of their capital and business plans, the impact of future economic events on Republic’s loan customers and Republic’s ability to manage its interest rate risk, growth and other operating expenses.

Liquidity

A financial institution must maintain and manage liquidity to ensure it has the ability to meet its financial obligations. These obligations include the payment of deposits on demand or at their contractual maturity; the repayment of borrowings as they mature; the payment of lease obligations as they become due; the ability to fund new and existing loans and other funding commitments; and the ability to take advantage of new business opportunities. Liquidity needs can be met by either reducing assets or increasing liabilities. The most liquid assets consist of cash, amounts due from banks and federal funds sold.

Regulatory authorities require the Company to maintain certain liquidity ratios in order for funds to be available to satisfy commitments to borrowers and the demands of depositors. In response to these requirements, we formed an asset/liability committee, which we refer to as ALCO, comprised of certain members of Republic’s board of directors and senior management to monitor such ratios. ALCO is responsible for managing the liquidity position and interest sensitivity. That committee’s primary objective is to maximize net interest income while configuring Republic’s interest-sensitive assets and liabilities to manage interest rate risk and provide adequate liquidity for projected needs. ALCO meets on a quarterly basis or more frequently if deemed necessary.

Our target and actual liquidity levels are determined by comparisons of the estimated repayment and marketability of interest-earning assets with projected future outflows of deposits and other liabilities. Our most liquid assets, comprised of cash and cash equivalents on the balance sheet, totaled $55.6 million at December 31, 2009, compared to $34.4 million at December 31, 2008. Loan maturities and repayments are another source of asset liquidity. At December 31, 2009, Republic estimated that more than $50.0 million of loans would mature or repay in the six-month period ending June 30, 2010. Additionally, the majority of Republic’s investment securities are available to satisfy liquidity requirements through sales on the open market or by pledging as collateral to access credit facilities. At December 31, 2009, we had outstanding commitments (including unused lines of credit and letters of credit) of $88.4 million. Certificates of deposit scheduled to mature in one year totaled $371.6 million at December 31, 2009. The Company anticipates that it will have sufficient funds available to meet its current commitments.

Daily funding requirements have historically been satisfied by generating core deposits and certificates of deposit with competitive rates, buying federal funds or utilizing the credit facilities of the FHLB. We established a line of credit with the FHLB of Pittsburgh with a current maximum borrowing capacity of approximately $256.1 million. As of December 31, 2009 and 2008, we had outstanding borrowings of $25.0 million and $92.0 million, respectively with the FHLB. We also established a contingency line of credit of $15.0 million with ACBB to assist in managing our liquidity position. We had no amounts outstanding against the ACBB line of credit at December 31, 2009 and 2008.

Investment Securities Portfolio

Republic’s investment securities portfolio is intended to provide liquidity and contribute to earnings while diversifying credit risk. We attempt to maximize earnings while minimizing its exposure to interest rate risk. The securities portfolio consists primarily of U.S. Government Agency bonds, U.S. Government Agency issued mortgage backed securities which include collateralized mortgage obligations (CMOs), municipal securities, corporate bonds and trust preferred securities. ALCO monitors and approves all security purchases.  The increase in the total amortized cost of securities in 2009 primarily reflected the purchase of CMOs and U.S. Government Agencies.

A summary of investment securities available-for-sale and investment securities held-to-maturity at December 31, 2009, 2008 and 2007 follows.

	Investment Securities Available for Sale at December 31,
	(Dollars in thousands)
	2009	2008	2007
Mortgage backed Securities/CMOs (1)	$144,081	$60,859	$55,579
Municipal Securities	10,325	10,073	12,338
Corporate Bonds	5,989	5,988	4,995
Agency Bonds	18,991	-	-
Trust Preferred Securities	6,789	8,003	10,058
Other securities	281	279	280
Total amortized cost of securities	$186,456	$85,202	$83,250

Total fair value of investment securities	$185,404	$83,032	$83,659

	Investment Securities Held to Maturity at December 31,
	(Dollars in thousands)
	2009	2008	2007
U.S. Government Agencies	$2	$3	$3

Mortgage backed Securities/CMOs (1)	-	15	15
Municipal Securities	-	30	90
Other securities	153	150	174
Total amortized cost of investment securities	$155	$198	$282

Total fair value of investment securities	$165	$214	$285

(1)	Substantially all of these obligations consist of U.S. Government Agency issued securities.

No single issues of securities (excluding government agencies) account for more than 5% of shareholders’ equity.

The following table presents the contractual maturity distribution and weighted average yield of the securities portfolio of the Company at December 31, 2009. Mortgage backed securities are presented without consideration of amortization or prepayments.

	Investment Securities Available for Sale at December 31, 2009
	Within One Year		One to Five Years		Five to Ten Years		Past 10 Years		Total

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Fair value	Cost	Yield
	(Dollars in thousands)
Mortgage backed securities/CMOs	$-	-	$84	6.17%	$-	-	$146,682	3.54%	$146,766	$144,081	3.54%
Municipal securities	-	-	-	-	-	-	9,523	4.29%	9,523	10,325	4.29%
Corporate Bonds	-	-	-	-	3,090	6.36%	3,000	3.59%	6,090	5,989	4.99%
Agency Bonds	-	-	9,969	3.01%	8,875	3.21%	-	-	18,844	18,991	3.10%
Trust Preferred securities	-	-	-	-	-	-	3,926	0.81%	3,926	6,789	0.81%
Other securities	151	4.40%	-	-	104	3.85%	-	-	255	281	3.22%
Total AFS securities	$151	4.40%	$10,053	3.04%	$12,069	4.00%	$163,131	3.52%	$185,404	$186,456	3.52%

	Investment Securities Held to Maturity at December 31, 2009
	Within One Year		One to Five Years		Five to Ten Years		Past 10 Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)

U.S. Government Agencies	$-	-	$-	-	$0 2	1.58%	$0-	-	$2	1.58%
Other securities	-	-	113	6.30%	-	-	40	-	153	4.65%
Total HTM securities	$-	-	$113	6.30%	$2	1.58%	$40	-	$155	4.64%

Fair Value of Financial Instruments

The fair value of securities available for sale (carried at fair value) and held to maturity (carried at amortized cost) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices.  For certain securities which are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence (Level 3).  In the absence of such evidence, management’s best estimate is used.  Management’s best estimate consists of both internal and external support on certain Level 3 investments.  Internal cash flow models using a present value formula that includes assumptions market participants would use along with indicative exit pricing obtained from broker/dealers (where available) were used to support fair values of certain Level 3 investments.

 The types of instruments valued based on quoted market prices in active markets include all of our U.S. government and agency securities, municipal obligations and corporate bonds. Such instruments are generally classified within level 2 of the fair value hierarchy. As required by ASC 820-10, Republic does not adjust the quoted price for such instruments.

Level 3 is for positions that are not traded in active markets or are subject to transfer restrictions, and may be adjusted to reflect illiquidity and/or non-transferability, with such adjustment generally based on available market evidence. In the absence of such evidence, management’s best estimate is used. Subsequent to inception, management only changes level 3 inputs and assumptions when corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt markets, and changes in financial ratios or cash flows.

The Level 3 investment securities classified as available for sale are comprised of various issues of bank pooled trust preferred securities. Bank pooled trust preferred securities consist of the debt instruments of various banks, diversified by the number of participants in the security as well as geographically. The securities are performing according to terms, however the secondary market for such securities has become inactive, and such securities are therefore classified as Level 3 securities. The fair value analysis does not reflect or represent the actual terms or prices at which any party could purchase the securities. There is currently no secondary market for the securities and there can be no assurance that any secondary market for the securities will develop.

The following table presents a reconciliation of the securities available for sale measured at fair value on a reoccurring basis using significant unobservable inputs (Level 3) for the year ended December 31:

(In Thousands)	2009	2008

Beginning balance, January 1	$4,932	$-
Securities transferred to Level 3 measurement	-	9,986
Unrealized gains (losses)	208	(2,999)
Impairment charge on Level 3 securities	(2,073)	(1,438)
Other, including adjustment for non-credit component of previously recognized OTTI and proceeds from calls of investment securities	859	(617)

Ending balance, December 31	$3,926	$4,932

A third party pricing service was used in the development of the fair market valuation. The calculations used to determine fair value are based on the attributes of the trust preferred securities, the financial condition of the issuers of the trust preferred securities, and market based assumptions. The INTEX CDO Deal Model Library was utilized to obtain information regarding the attributes of each security and its specific collateral as of December 31, 2009. Financial information on the issuers was also obtained from Bloomberg, the FDIC and the Office of Thrift Supervision. Both published and unpublished industry sources were utilized in estimating fair value. Such information includes loan prepayment speed assumptions, discount rates, default rates, and loss severity percentages. Due to the current state of the global capital and financial markets, the fair market valuation is subject to greater uncertainty that would otherwise exist.

Fair market valuation for each security was determined based on discounted cash flow analyses. The cash flows are primarily dependent on the estimated speeds at which the trust preferred securities are expected to prepay, the estimated rates at which the trust preferred securities are expected to defer payments, the estimated rates at which the trust preferred securities are expected to default, and the severity of the losses on securities which default.

Prepayment Assumptions.  Due to the lack of new trust preferred issuances and the relativity poor conditions of the financial institution industry, the rate of voluntary prepayments are estimated at 0%.

Prepayments affect the securities in three ways. First, prepayments lower the absolute amount of excess spread, an important credit enhancement. Second, the prepayments are directed to the senior tranches, the effect of which is to increase the overcollateralization of the mezzanine layer, the layer at which we are located in each of the securities. However, the prepayments can lead to adverse selection in which the strongest institutions have prepaid, leaving the weaker institutions in the pool, thus mitigating the effect of the increased overcollateralization. Third, prepayments can limit the numeric and geographic diversity of the pool, leading to concentration risks.

Deferral and Default Rates. Trust preferred securities include a provision that allows the issuing bank to defer interest payments for up to five years. The estimates for the rates of deferral are based on the financial condition of the trust preferred issuers in the pool. Estimates for the conditional default rates are based on the trust preferred securities themselves as well as the financial condition of the trust preferred issuers in the pool.

Estimates for the near-term rates of deferral and conditional default are based on key financial ratios relating to the financial institutions’ capitalization, asset quality, profitability and liquidity. Each bank in each security is evaluated based on ratings from outside services including Standard & Poors, Moodys, Fitch, Bankrate.com and The Street.com. Recent stock price information is also considered, as well as the 52 week high and low, for each bank in each security. Finally, the receipt of TARP funding is considered, and if so, the amount.

Estimates for longer term rates of deferral and defaults are based on historical averages based on a research report issued by Salomon Smith Barney in 2002. Default is defined as any instance when a regulator takes an active role in a bank’s operations under a supervisory action. This definition of default is distinct from failure. A bank is considered to have defaulted if it falls below minimum capital requirements or becomes subject to regulatory actions including a written agreement, or a cease and desist order.

The rates of deferral and conditional default are estimated at 0.36%.

Loss Severity. The fact that an issuer defaults on a loan, does not necessarily mean that the investor will lose all of their investment. Thus, it is important to understand not only the default assumption, but also the expected loss given a default, or the loss severity assumption.

Both Standard & Poors and Moody’s Analytics have performed and published research that indicate that recoveries on trust preferred securities are low (less than 20%). The loss severity estimates are estimated at a range of 80% to 100%.

Ratings Agencies. The major ratings agencies have recently been cutting the ratings on various trust preferred securities

Bond Waterfall. The trust preferred securities have several tranches: senior tranches, mezzanine tranches and the residual or income tranches. We invested in the mezzanine tranches for all of our trust preferred securities. The senior and mezzanine tranches were overcollateralized at issuance, meaning that the par value of the underlying collateral was more than the balance issued on the tranches. The terms generally provide that if the performing collateral balances fall below certain triggers, then income is diverted from the residual tranches to pay the senior and mezzanine tranches. However, if significant deferrals occur, income could also be diverted from the mezzanine tranches to pay the senior tranches.

Internal Rate of Return. Internal rates of return are the pre-tax yield rates used to discount the future cash flow stream expected from the collateral cash flow. The marketplace for the trust preferred securities at December 31, 2009 was not active. This is evidenced by a significant widening of the bid/ask spreads the markets in which the trust preferred securities trade and then by a significant decrease in the volume of trades relative to historical levels. The new issue market is also inactive.

ASC 820-10 provides guidance on the discount rates to be used when a market is not active. The discount rate should take into account the time value of money, price for bearing the uncertainty in the cash flows and other case specific factors that would be considered by market participants, including a liquidity adjustment. The discount rate used is a LIBOR 3-month forward-looking curve plus 700 basis points.

Loan Portfolio

Our loan portfolio consists of secured and unsecured commercial loans including commercial real estate loans, loans secured by one-to-four family residential property, commercial construction and residential construction loans as well as residential mortgages, home equity loans and other consumer loans. Commercial loans are primarily secured term loans made to small to medium-sized businesses and professionals for working capital, asset acquisition and other purposes. Commercial loans are originated as either fixed or variable rate loans with typical terms of 1 to 5 years. Republic’s commercial loans typically range between $250,000 and $5.0 million but customers may borrow significantly larger amounts up to Republic’s legal lending limit of approximately $13.8 million at December 31, 2009. Individual customers may have several loans often secured by different collateral. Such relationships in excess of $9.2 million (an internal monitoring guideline which approximates 10% of capital and reserves) at December 31, 2009, amounted to $296.5 million. There were no loans in excess of the legal lending limit at December 31, 2009.

The majority of loans outstanding are with borrowers in our marketplace, Philadelphia and surrounding suburbs, including southern New Jersey. In addition we have loans to customers whose assets and businesses are concentrated in real estate. Repayment of our loans is in part dependent upon general economic conditions affecting our market place and specific industries. We evaluate each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained is based on management’s credit evaluation of the customer. Collateral varies but primarily includes residential, commercial and income-producing properties.

At December 31, 2009, we had no foreign loans and no loan concentrations exceeding 10% of total loans except for credits extended to real estate operators and lessors in the aggregate amount of $253.7 million, which represented 36.6% of gross loans receivable at December 31, 2009. Various types of real estate are included in this category, including industrial, retail shopping centers, office space, residential multi-family and others.  In addition, credits were extended to real estate agents and managers in the amount of $119.6 million, which represented 17.2% of gross loans receivable at December 31, 2009 and single family construction loans in the amount of $72.6 million which represented 10.5% of gross loans receivable at December 31, 2009.  Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities that management believes would cause them to be similarly impacted by economic or other conditions.

Our total loans decreased $89.3 million, or 11.4%, to $693.8 million at December 31, 2009, from $783.1 million at December 31, 2008.  This decrease is a direct result of our ongoing effort to reduce its exposure related to the high concentration of loans in the commercial real estate portfolio through normal paydowns, early pay-offs, and participations with other financial institutions. Specific focus was placed upon reduction of the outstanding amounts within the construction and land development category.

The following table sets forth our gross loans by major categories for the periods indicated:

	At December 31,
	(Dollars in thousands)
	2009	2008	2007	2006	2005

Commercial:
Real estate secured	$487,018	$456,273	$477,678	$466,636	$447,673
Construction and land development	103,790	216,060	228,616	218,671	141,461
Non real estate secured	60,127	60,203	77,347	71,816	49,515
Non real estate unsecured	18,344	21,531	8,451	8,598	10,620
Total commercial	669,279	754,067	792,092	765,721	649,269
Residential real estate (1)	3,341	5,347	5,960	6,517	7,057
Consumer and other	21,640	24,165	24,302	20,952	23,050
Total loans	694,260	783,579	822,354	793,190	679,376
Deferred loan fees	442	497	805	1,130	1,290
Total loans, net of deferred loan fees	$693,818	$783,082	$821,549	$792,060	$678,086

(1) Residential real estate secured is comprised of jumbo residential first mortgage loans for all years presented.

Loan Maturity and Interest Rate Sensitivity

The amount of loans outstanding by category as of the dates indicated, which are due in (i) one year or less, (ii) more than one year through five years and (iii) over five years, is shown in the following table. Loan balances are also categorized according to their sensitivity to changes in interest rates:

	At December 31, 2009
	(Dollars in thousands)
	Commercial and Commercial Real Estate	Construction and Land Development	Residential Real Estate	Consumer and Other	Total

Fixed Rate
1 year or less	$67,237	$6,819	$-	$2,704	$76,760
1-5 years	246,805	1,521	-	325	248,651
After 5 years	104,609	-	3,341	3,657	111,607
Total fixed rate	418,651	8,340	3,341	6,686	437,018

Adjustable Rate
1 year or less	127,226	65,304	-	358	192,888
1-5 years	5,095	30,146	-	99	35,340
After 5 years	14,517	-	-	14,497	29,014
Total adjustable rate	146,838	95,450	-	14,954	257,242
Total	$565,489	$103,790	$3,341	$21,640	$694,260

In the ordinary course of business, loans maturing within one year may be renewed, in whole or in part, as to principal amount, at interest rates prevailing at the date of renewal.

At December 31, 2009, 62.9% of total loans were fixed rate compared to 60.8% at December 31, 2008.

Credit Quality

Republic’s written lending policies require specified underwriting, loan documentation and credit analysis standards to be met prior to funding, with independent credit department approval for the majority of new loan balances. A committee consisting of senior management and certain members of the board of directors oversees the loan approval process to monitor that proper standards are maintained, while approving the majority of commercial loans.

Loans, including impaired loans, are generally classified as non-accrual if they are past due as to maturity or payment of interest or principal for a period of more than 90 days, unless such loans are well-secured and in the process of collection. Loans that are on a current payment status or past due less than 90 days may also be classified as non-accrual if repayment in full of principal and/or interest is in doubt.

Loans may be returned to accrual status when all principal and interest amounts contractually due are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms.

While a loan is classified as non-accrual or as an impaired loan and the future collectability of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. For non-accrual loans which have been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

The following summary shows information concerning loan delinquency and non-performing assets at the dates indicated.

Non-accrual Loans
	At December 31,
	2009	2008	2007	2006	2005
	(Dollars in thousands)
Loans accruing, but past due 90 days or more	$-	$-	$-	$-	$-
Restructured loans	-	-	-	-	-
Non-accrual loans
Commercial	9,545	2,758	14,757	6,448	2,725
Construction	15,904	13,666	6,747	173	492
Residential real estate	-	-	-	-	-
Consumer and other	585	909	776	295	206
Total non-accrual loans	26,034	17,333	22,280	6,916	3,423
Total non-performing loans (1)	26,034	17,333	22,280	6,916	3,423
Other real estate owned	13,611	8,580	3,681	572	137
Total non-performing assets (1)	$39,645	$25,913	$25,961	$7,488	$3,560

Non-performing loans as a percentage of total
loans, net of unearned income (1)	3.75%	2.21%	2.71%	0.87%	0.50%
Non-performing assets as a percentage of total assets	3.93%	2.72%	2.55%	0.74%	0.42%

(1)
Non-performing loans are comprised of (i) loans that are on a non-accrual basis, (ii) accruing loans that are 90 days or more past due and (iii) restructured loans. Non-performing assets are composed of non-performing loans and other real estate owned.

Non-accrual loans increased $8.7 million, to $26.0 million at December 31, 2009, from $17.3 million at December 31, 2008.  Problem loans consist of loans that are included in performing loans, but for which potential credit problems of the borrowers have caused management to have serious doubts as to the ability of such borrowers to continue to comply with present repayment terms. At December 31, 2009, all identified problem loans are included in the preceding table, or are internally classified with a specific reserve allocation in the allowance for loan losses (see “Allowance For Loan Losses”).

The following summary shows the impact on interest income of non-accrual loans, subsequent to being placed on non-accrual for the periods indicated:

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
Interest income that would have been recorded
had the loans been in accordance with their
original terms	$1,180,000	$553,000	$1,447,000	$479,000	$165,000
Interest income included in net income	$-	$-	$-	$-	$-

Allowance for Loan Losses

A detailed analysis of our allowance for loan losses for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 is as follows:

	For the Year Ended December 31,
	(Dollars in thousands)
	2009	2008	2007	2006	2005
Balance at beginning of period	$8,409	$8,508	$8,058	$7,617	$6,684

Charge-offs:
Commercial	9,764	7,778	1,503	601	29
Tax refund loans	-	-	-	1,286	1,113
Consumer	6	19	3	-	21
Total charge-offs	9,770	7,797	1,506	1,887	1,163
Recoveries:
Commercial	-	119	81	37	287
Tax refund loans	-	77	283	927	617
Consumer	2	3	2	-	6
Total recoveries	2	199	366	964	910
Net charge-offs	9,768	7,598	1,140	923	253
Provision for loan losses	14,200	7,499	1,590	1,364	1,186
Balance at end of period	$12,841	$8,409	$8,508	$8,058	$7,617

Average loans outstanding (1)	$736,647	$789,446	$820,380	$728,754	$602,031

As a percent of average loans (1):
Net charge-offs	1.33%	0.96%	0.14%	0.13%	0.04%
Provision for loan losses	1.93%	0.95%	0.19%	0.19%	0.20%
Allowance for loan losses	1.74%	1.07%	1.04%	1.11%	1.27%

Allowance for loan losses to:
Total loans, net of unearned income	1.85%	1.07%	1.04%	1.02%	1.12%
Total non-performing loans	49.32%	48.51%	38.19%	116.51%	222.52%

(1)           Includes non-accruing loans.

The allowance for loan losses as a percentage of non-performing loans was 49.3% at December 31, 2009.  Coverage is considered adequate by management as of December 31, 2009 and is consistent with December 31, 2008 and 2007.

In 2009, we charged-off loans to three customers totaling $1.9 million prior to the transfer of the remaining loan balance to other real estate owned.  There were no charge-offs on tax refund loans in 2009 and 2008 as we did not purchase tax refund loans in those years.  Recoveries on tax refund loans decreased to $0 in 2009, from $77,000 in 2008 as a result of the discontinuation of the tax refund loan program in 2007.  Management makes at least a quarterly determination as to an appropriate provision from earnings to maintain an allowance for loan losses that management determines is adequate to absorb inherent losses in the loan portfolio. Our board of directors periodically reviews the status of all non-accrual and impaired loans and loans classified by Republic’s regulators or internal loan review officer, who reviews both the loan portfolio and overall adequacy of the allowance for loan losses. Our board of directors also considers specific loans, pools of similar loans, historical charge-off activity, economic conditions and other relevant factors in reviewing the adequacy of the allowance for loan losses. Any additions deemed necessary to the allowance for loan losses are charged to operating expenses.

We have an existing loan review program, which monitors the loan portfolio on an ongoing basis. Loan review is conducted by a loan review officer who reports quarterly, directly to the board of directors.

Estimating the appropriate level of the allowance for loan losses at any given date is difficult, particularly in a continually changing economy. In management’s opinion, the allowance for loan losses was appropriate at December 31, 2009. However, there can be no assurance that, if asset quality deteriorates in future periods, additions to the allowance for loan losses will not be required.

Management is unable to determine in which loan category future charge-offs and recoveries may occur. The following schedule sets forth the allocation of the allowance for loan losses among various categories. The allocation is accordingly based upon historical experience. The entire allowance for loan losses is available to absorb loan losses in any loan category:

	At December 31,
	(Dollars in thousands)

	2009		2008		2007		2006		2005
Allocation of the allowance for loan losses (1):	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
Commercial	$8,762	81.5%	$4,721	68.6%	$5,303	68.5%	$5,852	69.0%	$5,074	74.8%
Construction	3,789	14.9%	3,278	27.6%	2,739	27.8%	1,714	27.6%	1,417	20.8%
Residential real estate	27	0.5%	41	0.7%	43	0.7%	48	0.8%	71	1.0%
Consumer and other	176	3.1%	241	3.1%	174	3.0%	156	2.6%	231	3.4%
Unallocated	87	-	128	-	249	-	288	-	824	-
Total	$12,841	100.0%	$8,409	100%	$8,508	100%	$8,058	100%	$7,617	100%
(1) Gross loans net of unearned income.

The methodology utilized to determine the amount of the allowance for loan losses is as follows: we first apply an estimated loss percentage against all loans which are not specifically reserved. In 2009, we experienced net charge-offs to average loans of approximately 1.33%.  Net recoveries and net charge-offs, respectively, to average loans were 0.96, 0.14%, 0.13% and 0.04% in 2008, 2007, 2006 and 2005.  In addition to sustained charge-off history, management estimates loss percentages based upon the purpose and/or collateral of various commercial loan categories. While such loss percentages exceed the percentages suggested by historical experience longer than over the past five years, we maintained those percentages in 2009. Due to the economic downturn, we will continue to evaluate these percentages and may adjust these estimates on the basis of charge-off history, economic conditions, industry experience or other relevant factors.  We also provide specific reserves for impaired loans to the extent the estimated realizable value of the underlying collateral is less than the loan balance, when the collateral is the only source of repayment. Also, we estimate and recognize reserve allocations on loans classified as “internally classified accruing loans” based upon any factor that might impact loss estimates. Those factors include but are not limited to the impact of economic conditions on the borrower and management’s potential alternative strategies for loan or collateral disposition.  Total loans at December 31, 2009, decreased to $693.8 million from $783.1 million at the prior year-end.  The unallocated allowance is established for losses that have not been identified through the formulaic and other specific components of the allowance as described above. The unallocated portion is more subjective and requires a high degree of management judgment and experience. Management has identified several factors that impact credit losses that are not considered in either the formula or the specific allowance segments. These factors consist of macro and micro economic conditions, industry and geographic loan concentrations, changes in the composition of the loan portfolio, changes in underwriting processes and trends in problem loan and loss recovery rates. The impact of the above is considered in light of management’s conclusions as to the overall adequacy of underlying collateral and other factors.

The majority of our loan portfolio represents loans made for commercial purposes, while significant amounts of residential property may serve as collateral for such loans. We attempt to evaluate larger loans individually, on the basis of its loan review process, which scrutinizes loans on a selective basis; and other available information. Even if all commercial purpose loans could be reviewed, information on potential problems might not be available. Our portfolios of loans made for purposes of financing residential mortgages and consumer loans are evaluated in groups. At December 31, 2009, loans made for commercial and construction, residential mortgage and consumer purposes, respectively, amounted to $669.1 million, $3.3 million and $21.4 million.

The recorded investment in loans that are impaired in accordance with ASC 310 totaled $124.4 million, $18.3 million and $22.3 million at December 31, 2009, 2008 and 2007 respectively. The amounts of related valuation allowances were $7.1 million, $2.4 million and $1.6 million respectively at those dates.  For the years ended December 31, 2009, 2008 and 2007 the average recorded investment in impaired loans was approximately $79.2 million, $10.6 million, and $16.1 million, respectively.  Republic earned $5.4 million and $70,000 of interest income on impaired loans (internally classified accruing loans) in 2009 and 2008, respectively.  We did not recognize any interest income on impaired loans during 2007.  There were no commitments to extend credit to any borrowers with impaired loans as of the end of the periods presented herein.

At December 31, 2009 and 2008, internally classified accruing loans totaled approximately $98.4 million and $0.9 million respectively.  The amounts of related valuation were $5.3 million and $0.2 million respectively at those dates.  Republic had delinquent loans as follows: (i) 30 to 59 days past due, at December 31, 2009 and 2008, in the aggregate principal amount of $13.4 million and $8.9 million respectively; and (ii) 60 to 89 days past due, at December 31, 2009 and 2008 in the aggregate principal amount of $23.7 million and $3.6 million respectively.

Our estimates of market values of other real estate owned are primarily based on appraisals.  The following table is an analysis of the change in other real estate owned for the years ended December 31, 2009 and 2008.

	2009	2008
	(Dollars in Thousands)
Balance at January 1,	$8,580	$3,681
Additions, net	8,113	21,384
Sales	1,511	14,870
Writedowns/losses on sales	1,571	1,615
Balance at December 31,	$13,611	$8,580

Deposit Structure

The following table shows the composition of Republic’s deposits for the periods ended as indicated:

	At December 31,
	(Dollars in thousands)
	2009	2008	2007
Demand deposits, non-interest bearing	$125,618	$70,814	$99,040
Demand deposits, interest bearing	52,919	43,044	35,235
Money market & savings deposits	327,103	231,643	223,645
Time deposits	377,254	393,666	422,935
Total deposits	$882,894	$739,167	$780,855

In general, Republic pays higher interest rates on time deposits compared to other deposit categories. Republic’s various deposit liabilities may fluctuate from period-to-period, reflecting customer behavior and strategies to optimize net interest income.

The following table shows the average balances of Republic’s deposit categories and the average rates paid thereon, for the years ended December 31, 2009, 2008 and 2007.

	For the Years Ended December 31,
	(Dollars in thousands)
	2009		2008		2007
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Demand deposits, non-interest- bearing	$86,621	0.00%	$76,671	0.00%	$78,641	0.00%
Demand deposits, interest-bearing	47,174	0.66%	33,976	0.96%	38,850	1.10%
Money market & savings deposits	281,621	1.87%	222,590	2.76%	266,706	4.48%
Time deposits	383,535	2.18%	397,740	3.73%	361,120	5.21%
Total deposits	$798,951	1.75%	$730,977	2.92%	$745,317	4.18%

The following is a breakdown by contractual maturity, of the Company’s time certificates of deposit issued in denominations of $100,000 or more as of December 31, 2009.

Certificates of Deposit
(Dollars in thousands)
2009
Maturing in:
Three months or less	$86,601
Over three months through six months	87,001
Over six months through twelve months	57,908
Over twelve months	1,122
Total	$232,632

The following is a breakdown, by contractual maturities of our time certificates of deposit for the years 2010 through 2014, which includes brokered certificates of deposit of approximately $24.1 million with original terms of two to five months.

2010	2011	2012	2013	2014	Thereafter	Total
(Dollars in Thousands)

$371,565	$2,918	$1,095	$736	$940	$-	$377,254

Variable Interest Entities

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, to certain entities in which voting rights are not effective in identifying the investor with the controlling financial interest. An entity is subject to consolidation under FIN 46 if the investors either do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support, are unable to direct the entity’s activities, or are not exposed to the entity’s losses or entitled to its residual returns (variable interest entities). Variable interest entities within the scope of FIN 46 will be required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected returns, or both.

Management previously determined that each of our current and former subsidiary trusts, Trust I, Trust II, Trust III and Trust IV, qualifies as a variable interest entity under FIN 46.  Trust I originally issued mandatorily redeemable preferred stock to investors and loaned the proceeds to us.  The securities were subsequently refinanced via a call during 2006 from proceeds of an issuance by Trust II.  Trust II holds, as its sole asset, subordinated debentures issued by us in 2006.   We issued an additional $5.0 million of pooled trust preferred securities in June 2007.  Trust III holds, as its sole asset, subordinated debentures issued by us in 2007.  In June 2008, we issued an additional $10.8 million of convertible trust preferred securities.  Trust IV holds as its sole asset, subordinated debentures issued by us in 2008.

We do not consolidate its subsidiary trusts. FIN 46 precludes consideration of the call option embedded in the preferred stock when determining if we has the right to a majority of the trust’s expected residual returns. The non-consolidation results in the investment in the common securities of the trust to be included in other assets with a corresponding increase in outstanding debt of $676,000. In addition, the income received on our investment in the common securities of the trusts is included in other income. The adoption of FIN 46 did not have a material impact on the financial position or results of operations. The Federal Reserve has issued final guidance on the regulatory capital treatment for the trust-preferred securities issued by the capital trusts as a result of the adoption of FIN 46. The final rule would retain the current maximum percentage of total capital permitted for trust preferred securities at 25%, but would enact other changes to the rules governing trust preferred securities that affect their use as part of the collection of entities known as “restricted core capital elements”.  In June 2009, FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” which was codified into ASC 810. SFAS No. 167 seeks to improve financial reporting by enterprises involved with variable interest entities by addressing (1) the effects on certain provisions of FIN 46, “Consolidation of Variable Interest Entities,” as a result of the elimination of the qualifying special-purpose entity concept in SFAS No. 166, and (2) constituent concerns about the application of certain key provisions of FIN 46, including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The impact of adoption is not expected to be material.

Effects of Inflation

The majority of assets and liabilities of a financial institution are monetary in nature. Therefore, a financial institution differs greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. Management believes that the most significant impact of inflation on financial results is the Company’s need and ability to react to changes in interest rates. As discussed previously, management attempts to maintain an essentially balanced position between rate sensitive assets and liabilities over a one year time horizon in order to protect net interest income from being affected by wide interest rate fluctuations.

Supplementary Financial Information

The following tables are summary unaudited statements of operation information for each of the quarters ended during 2009 and 2008.

Selected Quarterly Consolidated Financial Data (Unaudited)
	For the Quarter Ended, 2009
(Dollars in thousands, except per share data)	Fourth	Third	Second	First
Income Statement Data
Total interest income	$10,694	$10,713	$10,935	$11,128
Total interest expense	3,734	3,908	4,143	4,270
Net interest income (loss)	6,960	6,805	6,792	6,858
Provision for loan losses	1,000	150	8,250	4,800
Non-interest income (loss)	(1,205)	250	382	652
Non-interest expense	8,555	6,700	7,219	8,485
Provision (benefit) for income taxes	(1,368)	20	(2,860)	(2,015)
Net income (loss)	$(2,432)	$185	$(5,435)	$(3,760)

Per Share Data (1)
Basic:
Net income (loss)	$(0.23)	$0.02	$(0.51)	$(0.35)

Diluted:
Net income (loss)	$(0.23)	$0.02	$(0.51)	$(0.35)

	For the Quarter Ended, 2008
(Dollars in thousands, except per share data)	Fourth	Third	Second	First
Income Statement Data
Total interest income	$12,315	$13,532	$13,328	$14,801
Total interest expense	5,264	5,914	6,324	7,579
Net interest income	7,051	7,618	7,004	7,222
Provision for loan losses	1,601	43	43	5,812
Non-interest income (loss)	(931)	672	836	665
Non-interest expense	5,370	6,008	6,061	6,448
Provision (benefit) for income taxes	(435)	706	547	(1,595)
Net income (loss)	$(416)	$1,533	$1,189	$(2,778)

Per Share Data (1)
Basic:
Net income (loss)	$(0.04)	$0.14	$0.11	$(0.27)

Diluted:
Net income (loss)	$(0.04)	$0.14	$0.11	$(0.27)

(1) Quarters do not add to full year EPS due to rounding

MANAGEMENT

Officers and Directors

Executive Officers

The following sets forth certain information regarding our executive officers. Information pertaining to Harry D. Madonna, who is both a director and the chief executive officer of us and the Bank, may be found in the section entitled “Class I Directors” below.

Andrew J Logue, 52, has been Executive Vice President and Chief Operating Officer of the Company since August 20, 2008.  Prior to joining the Company, Mr. Logue, served as Senior Vice President/Enterprise Risk Management for Commerce Bank, N.A. and its successor TD Bank, N.A. from March 1991 to August 2008.  Mr. Logue served in various functions during his tenure at Commerce Bank, N.A.

Rhonda Costello, 52, has been an Executive Vice President and Chief Retail Officer for Republic First Bank since August 5, 2008. Prior to joining the Company, Ms. Costello, served as Senior Retail Officer for Commerce Bank’s Pennsylvania, Central New Jersey and New Jersey Shore Markets.  She also held a wide range of management positions including Regional Vice President for Burlington County, N.J., Director of the Company’s Human Resources Department and the Dean of Commerce University during her 23 year tenure with the Bank, which began March 4, 1985.

Jay M. Neilon, 56, has been Senior Vice President and Chief Credit Officer of the Company since December 31, 2008.  Prior to joining the Company, Mr. Neilon, served as Senior Credit Officer for Commerce Bank, N.A. and its successor TD Bank, N.A. from July 1992 to December 2008.   Prior to Commerce Bank, N.A., Mr. Neilon held various credit and lending positions with Fidelity Bank, Philadelphia, PA from September 1976 to July 1992.

Frank A. Cavallaro, 41, has been Senior Vice President and Chief Financial Officer of the Company since August 31, 2009.  Prior to joining the Company, Mr. Cavallaro, served as Vice President/Finance Department for Commerce Bank, N.A. and its successor TD Bank, N.A. from May 2003 to August 2009.  Mr. Cavallaro, a certified public accountant, has thirteen years of experience in the financial services industry and, prior to that, three years experience in public accounting with Ernst & Young LLP.

Key Employees

The following sets forth certain information regarding certain of recent additions to the Bank.

Stephen McWilliams, age 48, has been Senior Vice President and Senior Commercial Lender for Republic since April of 2009. Prior to joining the Company, Mr. McWilliams served as a Regional Vice President for suburban counties in the Philadelphia Metropolitan Market for Commerce Bank, N.A. and its successor TD Bank, N.A. from February 2001 until March 2009. Prior to Commerce Bank N.A, Mr. McWilliams held various lending positions in the Philadelphia Metropolitan Market with PNC Bank (1998-2000) and CoreStates Bank, N.A. (1987-1998).

Robert B. Worley, age 53, has been Senior Vice President and New Jersey Market Manager of the Company since November 16, 2009.  Prior to joining the Company, Mr. Worley served as Market President Washington, DC for Commerce Bank, N.A. and its successor TD Bank, NA.  He held various management positions including Regional Vice President for Burlington County, N.J., Regional Vice President for Atlantic County, N.J., and Division Head of Private Mortgage Banking during his 18 years with the bank, which began in November 1992. Prior to Commerce Bank, Mr. Worley held various lending positions ,culminating as Senior Vice President and Senior Lender for The Bank of Mid-Jersey in Bordentown, N.J., from November 1982 to October 1992.

Directors

Our articles of incorporation provide that the number of directors constituting the entire board of directors is to be fixed by the board of directors, and that the directors are to be classified into three classes, as nearly equal in number as possible, with respect to their terms of office.  The board has fixed the number of directors at seven.  Currently, the Class I Directors are Harry D. Madonna and William W. Batoff; the Class II Directors are Robert J. Coleman, and Harris Wildstein, Esq.; and the Class III Directors are Neal I. Rodin, Barry L. Spevak and Theodore J. Flocco, Jr.  During 2009, and until February 21, 2010, the board was comprised of eight directors.  On February 21, 2010, however, Lyle W. Hall, Jr., a member of the board of directors of the Company and an independent director, passed away unexpectedly. Mr. Hall had been a Class II Director.

Class I Directors

Harry D. Madonna, age 67, has been Chairman and Chief Executive Officer of the Company and Republic since 1988.  Mr. Madonna was counsel to Spector Gadon & Rosen, PC, a general practice law firm located in Philadelphia, Pennsylvania from January 1, 2002 until June 30, 2005 and prior to that, was a partner of Blank Rome Comisky & McCauley LLP, a general practice law firm located in Philadelphia, Pennsylvania from 1980 until December 2001.  Mr. Madonna’s background as an attorney and years of experience with the Bank provides him with the skills to lead the Board and the Company.

William W. Batoff, age 75, has been a director of the Company and the Bank since 1988 and a director of First Bank of Delaware since 1999.  Since 1996, he has been the Managing Director of William W. Batoff Associates, a government relations consulting firm.  Prior to that, Mr. Batoff was a senior consultant of Cassidy & Associates, a government relations consulting firm, since 1992, and has been a Presidential Appointee to the Advisory Board of the Pension Benefit Guarantee Corporation (PBGC) a United States Government Agency.  We believe Mr. Batoff’s many years of experience in consulting and government relations provide a resource to assist the Board with properly managing and  meeting the Company’s regulatory responsibilities.

Class II Directors

Robert J. Coleman, age 73, has been a director of the Company and the Bank since April 2003.  He has also been the Chairman and Chief Executive Officer of Marshall, Dennehey, Warner, Coleman & Goggin, a defense litigation law firm, since 1974.  Mr. Coleman’s background as an attorney offers the Board valuable experience in legal matters and general business knowledge.

Harris Wildstein, Esq., age 64, has been a director of the Company and the Bank since 1988.  Since 1999, Mr. Wildstein has been a director of the First Bank of Delaware.  Since September 2004, Mr. Wildstein has been an owner and officer of Lifeline Funding, LLC, a working capital financing organization.  He has been the Vice President of R&S Imports, Ltd., an automobile dealership, since 1977, and President of HVW, Inc., an automobile dealership, since 1982.  We believe Mr. Wildstein’s background in owning and managing multiple businesses offers the Board insight into understanding the many customers that the Bank serves today.

Class III Directors

Theodore J. Flocco, Jr., C.P.A., age 65, has been a director of the Company and the Bank since June 2008.  Before his retirement from Ernst & Young LLP, Mr. Flocco was Senior Audit Partner and advised many of the largest SEC regulated clients of the Philadelphia office for more than 35 years, including several regional and local banks.  In June 2008, Mr. Flocco, Vernon W. Hill, II, founder and chairman (retired) of Commerce Bancorp, and three other investors, including Mr. Madonna’s family trust, invested in a private placement of $10.8 million of convertible trust preferred securities sponsored by the Company.  Simultaneously with those investments, we entered into a consulting agreement with Mr. Hill which, among other things, provides Mr. Hill the right to designate one individual to the board of directors of the Company and the Bank, and for the nomination and recommendation of his designee in elections of directors by our shareholders, in each case subject to our articles of incorporations and bylaws, and any applicable director qualification standards.  On June 17, 2008, Mr. Flocco, as Mr. Hill’s designee, was appointed to the board as a Class III Director and the 2010 annual meeting of shareholders will be the first meeting at which he will stand for election as a director by a vote of the shareholders.  Mr. Flocco has experience in the banking, mutual fund, real estate and manufacturing and distribution industries. His responsibilities at Ernst & Young LLP included consulting with senior executives and directors of companies on accounting and strategic business issues, mergers and acquisitions, public offerings and SEC registrations. He has extensive experience in the public offering market, having spearheaded more than 100 public equity and debt offerings. We believe that Mr. Flocco’s experience in public accounting and SEC matters provides the Board with depth in matters related to accounting, reporting and shareholder communication and also qualifies him as a financial expert to serve on the Board’s audit committee.

Neal I. Rodin, age 64, has been a director of the Company and the Bank since 1988.  Mr. Rodin has been the Managing Director of the Rodin Group, an international real estate investment company, since 1988, and has been the President of IFC, an international financing and investing company, since 1975.  Mr. Rodin’s background in real estate and financing makes him a valuable resource to the Board on matters relating to the loan portfolio, specifically on issues concerning commercial real estate loans and related matters.

Barry L. Spevak, age 49, has been a director of the Company and the Bank since April 2004.  He has also been a partner with Miller Downey Spevak Kaffenberger, Limited, a certified public accounting firm, since 1991 and serves on the board of directors of the Recording for the Blind and Dyslectic.  Mr. Spevak’s experience as a certified public accountant qualifies him as a financial expert and he serves on the Board’s audit committee. He also provides the Company with general business knowledge.

Directors are elected at an annual meeting of shareholders to hold office for a term of three years and until their successor is elected and qualified, or until such director’s earlier death, resignation or removal.

Corporate Governance

Director Independence

Our common stock is listed on the Nasdaq Global Market and our board of directors has determined the independence of the members of our board and committees under the Nasdaq listing standards.  Our board of directors determined that under Nasdaq independence standards Messrs. Batoff, Coleman, Flocco, Rodin, Spevak and Wildstein, constituting a majority of the members of our board of directors, are independent, and that all of the members of the audit, nominating and compensation committees are independent.  Mr. Hall, who was a member of the board of directors until his unexpected passing earlier this year, was also independent.  Our only director who was determined to not be independent was Mr. Madonna.  In determining the independence of Mr. Flocco, the board considered a consulting arrangement pursuant to which Mr. Flocco earned $32,500 during 2008 and $14,200 during 2009.

Compensation Committee Interlocks and Insider Participation

During 2009, Messrs. Batoff, Hall, and Rodin served as members of the compensation committee of our board of directors.  No member of the compensation committee during 2009 ever served as an officer or employee of us or the Bank.  There are no compensation committee interlocks between us or the Bank and any other entity, involving our or the Bank’s, or such entity’s, executive officers or board members.

Executive Compensation

Compensation Discussion and Analysis

Overview of the Executive Compensation Program. Our executive compensation program includes a number of fixed and variable compensation and benefit components, typical of programs among comparable community banking and financial services companies in our local and regional marketplace.

The program seeks to provide participating executives with an industry-competitive level of total compensation.

Compensation Philosophy and Program Objectives. We believe that the compensation program for executives should directly support the achievement of annual, longer-term and strategic goals of the business, and, thereby, align the interests of executives with the interests of our shareholders.

We believe the current program provides sufficient levels of fixed income, in the forms of base salary and health and welfare benefits, to attract high caliber executive talent to the organization.  It also provides competitive annual bonus and longer-term incentive opportunities to encourage performance and to reward the successful efforts of executives.

The incentive opportunities are based on an executive’s role in our organization, company and individual performance, maintaining a compensation program that is competitive in our industry and markets, and other factors.

Our current program contains certain compensation features, provided on a selective basis, to encourage retention through long-term wealth accumulation opportunities and to assure transition support in the event of substantial organization or ownership change.  These provisions are designed to support retention of good performers by the organization.

We believe that the features and composition of the current program are consistent with practices of other comparable community banking and financial services organizations in our marketplace and that the program balances the need for competitive pay opportunities at the executive level with shareholders’ expectations for reasonable return on their investment.

Program Management. The compensation committee of our board of directors has primary responsibility for the design and administration of the compensation of the chief executive officer of the Company and the Bank, and makes decisions with respect to the compensation program for other executive officers.  The compensation committee will consider the make-up and administration of the executive compensation program in light of changing organization needs and operating conditions and changing trends in industry practice.

Role of Executive Management in the Pay Decision Process.  The compensation committee is responsible for approving compensation of our chief executive officer.  It will also make recommendations with respect to the compensation of other executive officers.  In formulating its decisions, the compensation committee may seek information about the performance of the business, organization staffing requirements and the performance levels of incumbent executives from our chief executive officer.  It will also utilize the services of our chief financial officer and other officers to the extent the compensation committee deems appropriate.

Program Review and Pay Decision Process.  Annually, the compensation committee reviews information on executive compensation levels in the industry and industry program practices, reviews our compensation program, and considers adjustments to the program, salary adjustments and incentive awards.  The compensation committee will examine the current compensation and benefit levels of executive officers in light of their continuing or changing roles in the business and the assessments of their individual performances by the compensation committee or the chief executive officer.  It will also approve annual bonus compensation, after consideration of Company and individual performance, but which is ultimately discretionary.

The compensation committee may also be called upon to consider pay related decisions throughout the calendar year as executives are reassigned or promoted and new executive officers join the organization.  In these instances, the compensation committee will review all aspects of the executive officer’s compensation including base salary level, annual incentive opportunities, longer-term incentive awards, participation in special benefit plans, and employment contract provisions, if applicable.

Pay Decision Factors and Considerations.  The following factors typically influence compensation committee decisions on pay and benefits for our executive officers:

•           Salary: executive’s overall performance during the year ending, changes in organization role and scope of responsibility, current salary in relation to the position’s market value, any significant changes in the industry’s pay practices for comparable positions.

•           Annual Bonus Compensation: competitive industry practice with respect to size of awards, actual performance (achievement) against goals and objectives.

•           Longer-term Incentive Awards: competitive industry practice with respect to size of awards, recent performance of the Company and the individual executive, applicable accounting rules for expensing equity awards, and shareholder concerns about dilution and overhang.

•           Nonqualified Compensation and Benefits: tax rules on qualified benefit plans, likely replacement income benefits for executives compared to other categories of employees within the organization, competitive industry practice for comparable type and level of executive positions.

•           Perquisites: the needs of the executive’s position, frequency of travel to our other  locations, or to meet with our clients and prospective clients, and competitive industry practices for comparable executive roles.

•           Employment Agreements: where they serve our needs for confidentiality about business practices and plans and preservation of the customer base (noncompetition and nonsolicitation provisions) and competitive industry practices.

Basis for Defining Competitive Compensation Levels and Practices.  The types and levels of compensation included in our executive compensation program are generally consistent with current features and programming trends among similar size and type organizations in our local and regional marketplace.

The compensation committee reviews survey reports on national and regional compensation practice within our industry group, focusing on pay levels and practices among community banking and diversified financial services institutions based in the Mid-Atlantic Region and specifically the Greater Philadelphia metropolitan marketplace, having a level of total assets comparable to our own.  This range of institutions represents banking companies that are somewhat smaller and somewhat larger us.  The asset range will be modified from time to time as Company’s operating circumstances change.

For the 2009 program planning cycle, the compensation committee reviewed executive compensation information from the following institutions in Pennsylvania, and New Jersey. We expect a similar review to be completed in 2010.

Abington Community Bancorp, Inc.	First Chester County Corp.
Bancorp, Inc.	VIST Financial Corp.
Bryn Mawr Bank Corp.	Royal Bancshares of Pennsylvania

Program Components.  There are six elements in our current executive compensation program:

Base Salary.  Base salary opportunities are based on industry practice for comparable jobs in like size and type community banking and financial service organizations.  Within the defined competitive range, an executive’s salary level is based initially on his qualifications for the assignment and experience in similar level and type roles.  Ongoing, salary adjustments reflect the individual’s overall performance of the job against organization expectations and may also reflect changes in industry practices.

Health & Welfare Benefits.  Executives participate our qualified health and welfare benefits program on the same terms and conditions as all our other employees.

Annual Performance Incentives.  We pay bonus compensation which provides executives with opportunities to earn additional cash compensation in a given year.  Bonus compensation is discretionary, but Company and business unit operating results and individual performance contributions are considered.  Typical annual performance metrics for Company executives include net income, loan and deposit growth and net interest margin.  The determination of actual bonus amounts is not formulaic, but, rather, the result of a review of achievements by the chief executive officer and the compensation committee and the application of prevailing industry practices on annual incentive awards.

Longer-term Performance Incentives.  Executives are eligible to participate in longer-term incentive award plans established to focus executive efforts on the strategic directions and goals of the business and to reward them for their successes in increasing enterprise value.  Awards can result in additional cash compensation or equity grants in the form of stock options or restricted stock.  While the size of such awards may increase or decrease based on current business performance, it is the intention of the compensation committee to recommend some combination of the available awards at least annually as an incentive to focus executives’ future efforts on longer-term needs and objectives of the business.

•      Equity Grant Plans.  Our Amended and Restated Stock Option and Restricted Stock Plan authorizes us to grant options to purchase shares of common stock to our employees, directors and consultants.  We can also grant restricted stock to this same group.  Our compensation committee is the administrator of the stock grant plan.  Stock option or restricted stock grants may be made at the commencement of employment and from time to time to meet other specific retention or performance objectives, or for other reasons.  Periodic grants of stock options or restricted stock are made at the discretion of the compensation committee to eligible employees and, in appropriate circumstances, the compensation committee considers the recommendations of the chief executive officer.

•      Deferred Compensation.  During 2009, our deferred compensation plan was frozen to new participants and Mr. Madonna is the only named executive officer who remains eligible for participation.  As such, he may receive, at the compensation committee’s discretion, a company contribution in an amount determined by the compensation committee.  Contributions vest three years after the plan year to which the contribution applies, or sooner upon a change of control.  The value and any earnings on participant accounts are determined by the changes in value of the investments selected by the participant, including our common stock.

Nonqualified Benefits and Perquisites.  We currently do not offer a nonqualified supplemental retirement income plan (SERP) to any of our executives, but our chief executive officer, as a former non-employee director, has an account balance in a now frozen retirement income plan for directors.

Perquisites for our executives are generally limited automobile allowance or use of a company-provided automobile, and, in a very few instances, a club membership.  Typically, these perquisites are provided in instances where such benefits can facilitate the conduct of business with corporate and high net worth clients.

Employment Agreements and Change in Control.  We have entered into employment agreements with Mr. Madonna, Mr. Logue and Ms. Costello, in each case because the agreements served certain company objectives and were consistent with competitive industry practices.  The agreements with Mr. Logue and Ms. Costello were instrumental in attracting them to join us.  All of the agreements include severance benefits, whether or not in connection with a change in control of the company, and obligations of the named executive officers to maintain confidentiality about business practices and plans, and for the preservation of our operations and customer base through restrictive covenants, including noncompetition and nonsolicitation provisions.

2009 Compensation and Status of the Program and Likely Practices Going Forward. During 2009, we hired two of our named executive officers, our Chief Credit Officer, Jay Neilon, and our Chief Financial Officer, Frank Cavallaro, and their compensation was determined primarily in order to recruit them.  The salaries of Mr. Madonna, Mr. Logue and Ms. Costello were determined in accordance with their existing employment agreements.  Due primarily to the state of the economy in general and the financial services industry in particular, and our own financial performance, none of Mr. Madonna, Mr. Logue, Ms. Costello and Mr. Cavallaro received a discretionary cash bonus during 2009.  Mr. Madonna received an option grant consistent with his employment agreement, and Mr. Logue, Ms. Costello, and Mr. Cavallaro each received an option grant, in part due to their recent hirings and limited prior grants.

Due to our recent financial and operating results, the compensation committee determined not to award any bonus compensation to our chief executive officer for 2007, 2008, or 2009 and only modest bonus compensation to certain other executive officers.  The compensation committee will evaluate award opportunities for executives, consistent with performance results.

Both stock option grants and deferred compensation contributions are likely to continue with the size of awards tracking with the performance results of the business.

It is possible that some of these future grants may include performance vesting in lieu of the traditional time vesting requirements attached to past grants.

Employment Agreements.  The compensation committee has responsibility for review of current and proposed employment agreements and will specifically authorize contract renewals.

Compliance with Sections 162(m) and 409A of the Internal Revenue Code.  Section 162(m) of the Internal Revenue Code provides that publicly held corporations may not deduct compensation paid to certain executive officers in excess of $1,000,000 annually, with certain exemptions for qualified “performance-based” compensation.  We have obtained shareholder approval of its stock option plan, and compensation earned pursuant to such plan is exempt from the Section 162(m) limit. Since we retain discretion over bonuses and certain amounts contributed to the deferred compensation plan, such amounts will not qualify for the exemption for performance-based compensation.  Such amounts have not been at levels that, together with other compensation, approached the $1,000,000 limit.  We believe our compensation policies reflect due consideration of Section 162(m).  We reserve the right, however, to use our judgment to authorize compensation payments that do not comply with the exemptions in Section 162(m) when we believe that such payments are appropriate and in the best interests of our shareholders, after taking into consideration changing business conditions or the executive officer’s performance.

It is also our intention to maintain our executive compensation arrangements in conformity with the requirements of Section 409A of the Internal Revenue Code, which imposes certain restrictions on deferred compensation arrangements. We have been engaged in a process of reviewing and modifying our deferred compensation arrangements since the enactment of Section 409A in 2004 in order to maintain compliance under Section 409A.

Compensation Tables

The following table shows the annual compensation of our chief executive officer, chief financial officer and the three most highly compensated executive officers other than the chief executive officer and chief financial officer for the fiscal year ended December 31, 2009.  Collectively, these officers are referred to as our named executive officers.

2009 Summary Compensation Table

The following table shows the annual compensation of our named executive officers for the fiscal years ended December 31, 2009, 2008 and 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards (1) ($)	Change in Pension Value ($)	All Other Compensation ($)	Total ($)
Harry D. Madonna, President and Chief Executive Officer (2)	2009	439,230	-	31,680	-	149,216	620,126
	2008	390,225	-	24,480	-	150,427	565,132
	2007	356,384	-	60,852	8,110	174,290	599,636
Andrew J. Logue Chief Operating Officer (3)	2009	250,000	-	19,700	-	24,985	294,685
	2008	89,600	70,000	85,100	-	5,139	249,839
	2007	-	-	-	-	-	-
Rhonda Costello Chief Retail Officer (4)	2009	175,000	-	19,700	-	23,657	218,357
	2008	64,808	55,000	85,100	-	4,758	209,666
	2007	-	-	-	-	-	-
Jay Neilon Chief Credit Officer (5)	2009	185,000	25,000	-	-	5,246	215,246
	2008	-	-	-	-	-	-
	2007	-	-	-	-	-	-
Frank Cavallaro Chief Financial Officer (6)	2009	49,231	-	13,200	-	930	63,361
	2008	-	-	-	-	-	-
	2007	-	-	-	-	-	-

Edward J. Ryan Former Chief Financial Officer (7)	2009	95,480	10,000	1,970	-	4,219	111,669
	2008	96,161	4,000	-	-	4,006	104,167
	2007	93,173	8,000	-	-	4,047	105,220

(1)
The amount shown is the aggregate fair value as of the grant date with respect to the referenced fiscal year in accordance with ASC 718-10.  The Black-Scholes option pricing model is utilized to determine the fair value of stock options.  Assumptions made in the valuation of option awards for financial statement reporting purposes are as follows:  In 2009 the following assumptions were utilized: a dividend yield of 0%; expected volatility of 21.58% to 27.61%; risk-free interest rate of 1.99% to 2.91% and an expected life of 7.0 years.  In 2008 the following assumptions were utilized:  a dividend yield of 0%; expected volatility of 24.98% to 34.52%; risk-free interest rate of 2.49% to 3.37% and an expected life of 7.0 years.  In 2007 the following assumptions were utilized:  a dividend yield of 0%; expected volatility of 25.24; risk-free interest rate of 4.70% and an expected life of 7.0 years.  A dividend yield of 0% is utilized, because cash dividends have never been paid. The expected life reflects a 3 to 4 year “all or nothing” vesting period, the maximum ten year term and review of historical behavior. The volatility was based on Bloomberg’s seven year volatility calculation for “FRBK” stock. The risk-free interest rate is based on the seven year Treasury bond.

(2)
In 2009, 2008 and 2007, respectively, all other compensation for Harry D. Madonna includes $26,795, $15,778, and $12,192 of automobile and transportation allowance, $26,975, $26,405, and $12,380 of business development expense including a club membership which is sometimes used for personal purposes, $5,808, $3,727, and $3,736 for a supplemental long-term disability policy, $9,800, $4,692 and $3,732 in matching contributions made to the company’s 401(k) plan, and $104,816, $99,825, and $142,250 in contributions by Republic First to the deferred compensation plan maintained for the benefit of its officers and directors.

(3)
In 2009 and 2008, respectively, all other compensation for Andrew J. Logue includes $14,400 and $4,431 of automobile and transportation allowance, $2,124, and $708 of business development expenses, and $8,461 and $0 in matching contributions made to the Company’s 401(k) plan.

(4)
In 2009 and 2008, respectively, all other compensation for Rhonda Costello includes $12,000 and $4,154 of automobile and transportation allowance, $4,665, and $604 of business development expenses, and $6,992 and $0 in matching contributions made to the Company’s 401(k) plan.

(5)	In 2009, all other compensation for Jay Neilon includes $1,261 of business development expenses, and $3,985 in matching contributions made to the Company’s 401(k) plan.

(6)	In 2009, all other compensation for Frank Cavallaro includes $930 of business development expenses.

(7)	In 2009, 2008 and 2007 respectively, other compensation for Edward J. Ryan includes $4,219, $4,006 and $4,047 in matching contributions made to the Company’s 401(k) plan.

2009 Grants of Plan-Based Awards Table

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($ / Sh)	Closing Price on Grant Date ($ / Sh)	Grant Date Fair Value of Stock and Option Awards (1) ($)
Harry D. Madonna	January 21	12,000	7.85	7.85	31,680
Andrew J. Logue	February 26	10,000	5.70	5.70	19,700
Rhonda Costello	February 26	10,000	5.70	5.70	19,700
Frank A. Cavallaro	September 2	7,500	5.71	5.71	13,200
Edward J. Ryan	February 26	1,000	5.70	5.70	1,970

(1)
The grant date fair value was determined in accordance with ASC 718-10, by the Black-Scholes option pricing model.  The following assumptions were utilized: a dividend yield of 0%; expected volatility of 21.58% to 27.61%; a risk-free interest rate of 1.91% to 2.91%; and an expected life of 7.0 years. Options vest after three to four years from the date of the grant, and may be subject to acceleration upon completion of a change in control, as defined in the plan.

Our compensation committee authorized the granting of the options in the table shown above. Options issued to Mr. Madonna represented the annual grant of options as per his employment contract.

Summary Compensation and Grants of Plan-Based Awards.  Our named executive officers receive from us a combination of base salary, health and welfare benefits, bonus compensation, long-tern incentive compensation in the form of stock option awards, qualified and nonqualified deferred compensation and perquisites.  Bonus compensation is paid at the discretion of the compensation committee of our board of directors after consideration of numerous factors, which may include net income, core deposits, loan growth, income from loan programs, and other factors set by the compensation committee.

Mr. Madonna currently serves as our and the Bank’s chairman of the board, president and chief executive officer, and the compensation paid to Mr. Madonna is determined, in large part, by the terms of his employment agreement.  On January 25, 2010, we, the Bank, and Mr. Madonna entered into an amended and restated employment agreement, effective January 1, 2010.  The amendments were initiated at Mr. Madonna’s request to reduce his annual compensation and certain other benefits in recognition of the state of the economy in general and the financial services industry in particular, as well as our financial performance and to further align our interests with Mr. Madonna’s.  Compared to the prior agreement, the amended and restated agreement extends the term of the agreement, reduces Mr. Madonna’s annual base salary, eliminates automatic annual compensation increases and guarantied deferred compensation, reduces by 50% the costs to us and the Bank of providing health benefits, an automobile and certain other benefits, and eliminates the tax “gross-up” provision in the event of a change of control, as defined in the agreement.

The amended and restated employment agreement provides for Mr. Madonna’s continuing service as our and the Bank’s chairman of the board, president and chief executive officer, for an initial term of three years beginning January 1, 2010 at an annual base salary of $425,000.  we and the Bank may terminate Mr. Madonna’s agreement with notice at least six months prior to the scheduled expiration/renewal date or any time for good reason.  Mr. Madonna may terminate the agreement with six months prior notice.  Mr. Madonna is also eligible to receive annual increases in base salary and annual bonuses in amounts determined in the sole discretion and determination of the compensation committee of our board of directors upon achieving mutually agreed upon budget criteria.  He may also receive discretionary deferred compensation.  Annually, for each of the three years of the agreement, Mr. Madonna will receive options to purchase 12,000 shares of our common stock at a per share exercise price equal to the price on the date of grant.  Options will vest four years after their date of grant.  Mr. Madonna will be provided one half the costs of an automobile and will be reimbursed for its operation, maintenance and insurance expenses.  Additionally, he will receive one half of the cost of health and disability insurance available to all employees, term life insurance for three times his salary, business related travel and entertainment expenses and club dues and expenses.  The agreement with Mr. Madonna provides for severance and change in control payments, which are discussed below under the caption, “Severance and Change in Control Benefits.”  It also provides for the non-disclosure by Mr. Madonna of confidential information acquired by him in the context of his employment with us and the Bank.

On August 20, 2008, we entered into an employment agreement with Mr. Logue which entitles him to an annual base salary of $250,000 per year, subject to annual review. In addition, Mr. Logue received a $50,000 signing bonus and an option to purchase 20,000 shares pursuant to the Plan (as defined and described below).  He is also eligible to receive discretionary annual bonuses to be determined by the compensation committee for the board. Mr. Logue is eligible to participate in the standard benefit plans and programs offered to all full-time employees, paid time off, an automobile allowance and reimbursement for all reasonable and necessary expenses incurred during the performance of his duties.

Mr. Logue’s agreement also provides for severance benefits described below under “Severance and Change in Control Benefits.”  It also provides for the non-disclosure by Mr. Logue of confidential information acquired by him in the context of his employment, and for covenants providing for the non-solicitation of customers and employees and non-competition for a period of twelve months following any cessation of employment.

On August 26, 2008, we entered into an employment agreement with Mrs. Costello which entitles her to an annual base salary of $175,000 per year, subject to annual review. In addition, Mrs. Costello received a $35,000 signing bonus and an option to purchase 20,000 shares pursuant to the Plan.  She is also eligible to receive discretionary annual bonuses to be determined by the compensation committee for the board. Mrs. Costello is eligible to participate in the standard benefit plans and programs offered to all full-time employees, paid time off, an automobile allowance and reimbursement for all reasonable and necessary expenses incurred during the performance of her duties.

Mrs. Costello’s agreement also provides for severance benefits described below under “Severance and Change in Control Benefits.”  It also provides for the non-disclosure by Mrs. Costello of confidential information acquired by her in the context of her employment, and for covenants providing for the non-solicitation of customers and employees and non-competition for a period of twelve months following any cessation of employment.

The Company maintains the Amendment and Restatement No. 3 of the Stock Option Plan and Restricted Stock Plan of Republic First Bancorp, Inc. (Plan), under which we may grant options, restricted stock or stock appreciation rights to our employees, directors, and certain consultants.  Under the terms of the Plan, 1.5 million shares of common stock, plus an annual increase equal to the number of shares needed to restore the maximum number of shares that may be available for grant under the Plan to 1.5 million shares, are available for such grants.  As of December 31, 2009, the only grants under the Plan have been option grants.  The Plan provides that the exercise price of each option granted equals the market price of our stock on the date of grant. Any option granted vests within one to five years and has a maximum term of ten years.

2009 Outstanding Equity Awards At Fiscal Year-End Table

Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)(2)	Option Exercise Price ($) (1)	Option Expiration Date
Harry D. Madonna		12,000	7.85	January 21, 2019
		12,000	5.99	January 23, 2018
		13,200	11.77	January 2, 2017
	27,104		10.05	April 20, 2015
	25,342		6.16	January, 1, 2014
Andrew J. Logue		10,000	5.70	February 26, 2019
		5,000	7.72	November 25, 2018
		20,000	8.00	August 26, 2018
Rhonda Costello		10,000	5.70	February 26, 2019
		5,000	7.72	November 25, 2018
		20,000	8.00	August 26, 2018
Frank Cavallaro		7,500	5.71	September 2, 2019
Edward J. Ryan		1,000	5.70	February 26, 2019

(1)	The number of shares of common stock underlying options and the option exercise prices have been adjusted in accordance with their terms as a result of our 10% stock dividend in April, 2007.

(2)
All unexercisable options will vest on the earlier of the fourth anniversary of the date of grant, or upon completion of a change in control, as defined in the plan.  Date of grant is 10 years prior to option expiration date.

2009 Pension Benefits Table

Name	Plan Name	Number of Years Credited Service (#)1	Present Value of Accumulated Benefit ($)

Harry D. Madonna	Supplemental retirement benefits	17	210,883

(1)

Mr. Madonna’s years of credited service and the present value of his accumulated benefit were determined as of December 31, 2009, which is the same pension plan measurement date that we used for financial statement reporting purposes with respect to its audited financial statements for the fiscal year ended December 31, 2009.

In 1992, we adopted a supplemental retirement plan for non-employee directors.  The plan was frozen to new participants in 1992, but we continue to maintain the plan for participants who served as non-employee directors in 1992.  At that time, Mr. Madonna was a non-employee director and he continues to be a participant in the plan.  The present value of accumulated benefit was calculated based upon the actuarial present value of accumulated benefits, calculated as of December 31, 2009, as described below. The plan provides for a retirement benefit of $25,000 per year for ten years, which payments may begin at the later of actual retirement date or 65 years of age. As Mr. Madonna has reached 65 years of age, the amount shown as the present value of the accumulated benefit is the amount necessary to fund $25,000 annual payments over a ten year period commencing as December 31, 2009, the end of the Company’s most recently completed fiscal year, determined using a 4% discount rate.

2009 Nonqualified Deferred Compensation Table

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)(1)	Aggregate Earnings in Last Fiscal Year ($) (2)	Aggregate Withdrawals/ Distributions in Last Fiscal Year ($)	Aggregate Balance at Last Fiscal Year-End ($)(3)

Harry D. Madonna	-	104,816	(136,943)	150,045	149,171

(1)	Our contributions are also included as other compensation in the Summary Compensation Table.

(2)	Participant accounts are credited with gains, losses and expenses as if they had been invested in the our common stock. The amount reported is not included in the Summary Compensation Table.

(3)
The aggregate balances include company contributions of $104,816, $99,825, and $142,250 for Mr. Madonna, all included as other compensation in the Summary Compensation Table for 2009, 2008, and 2007, respectively.  Our contributions to the deferred compensation plan vest over a three year period or completion of a change in control, as defined in the plan.  On February 27, 2009, a vested benefit of $150,045 was distributed to Mr. Madonna. At December 31, 2009, the vested balance for Mr. Madonna is $0.

We maintains a deferred compensation plan for the benefit of certain officers and directors.  As of December 31, 2009, no additional individuals may participate in the plan and Mr. Madonna is the only named executive officer who is an eligible participant.  The plan permits certain participants to make elective contributions to their accounts, subject to applicable provisions of the Internal Revenue Code.  In addition, we may make discretionary contributions to participant accounts.  Our contributions are subject to vesting, and generally vest three years after the end of the plan year to which the contribution applies, subject to acceleration of vesting upon certain changes in control (as defined in the plan) and to forfeiture upon termination for cause (as defined in the plan).  Participant accounts are adjusted to reflect contributions and distributions, and income, gains, losses, and expenses as if the accounts had been invested in permitted investments selected by the participants, including our common stock.  The plan provides for distributions upon retirement and, subject to applicable limitations under the Internal Revenue Code, limited hardship withdrawals.

Severance and Change in Control Benefits.  Mr. Madonna’s employment agreement with us and the Bank provides for certain severance and change in control benefits.  Upon the occurrence of a change in control (as defined in the agreement), termination for any reason other than death, resignation by the executive without cause (as defined in the agreement), termination by us or the Bank with good reason (as defined in the agreement), Mr. Madonna would receive a severance payment equal to three times his annual base salary plus three times his average bonus over the prior three years and three years of health and life insurance or cash in an amount equal to the cost of such insurance.  In the event that severance amounts and benefits payable to Mr. Madonna would subject him to excise taxes under section 4999 of the Internal Revenue Code, we would reduce the payments otherwise payable to Mr. Madonna to the extent necessary so that he would not be subject to such excise taxes.  Subject to compliance with Section 409A of the Internal Revenue Code, all severance payments are to be made in a lump sum within 30 days after the triggering event.  In the event that a trigger event had occurred on December 31, 2009, Mr. Madonna would have received $2.4 million in compensation and benefits.

The employment agreements for Mr. Logue and Mrs. Costello also provide for certain severance and change in control benefits. Both executives are entitled to the continuation of payments for base salary and the waiver of any premiums for continued coverage under the medical benefits plan for a period equal to the greater of three months or until the second anniversary of the date of hire.

Reason for Termination of Employment

The following table shows the estimated amount of payments and benefits that would be provided by us to the named executive officers under the plans and agreements described above assuming that their employment was terminated as of December 31, 2009, for various reasons as described below.

Name of Officer and Nature or Payment	Voluntary By Executive $	Termination by Us Without Cause or Termination by Executive for Good Reason $	Cause $	Death $	Disability $	Termination by Us Without Cause or Termination by Executive for Good Reason in Connection with a Change in Control $
Harry D. Madonna
Total cash payment (2)	-	2,258,476	-	-	-	2,258,476
Cost of continuation of benefits	-	139,558	-	-	-	139,558
Value of accelerated stock awards (1)	-	-	-	-	-	-
Total	-	2,398,034	-	-	-	2,398,034

Andrew J. Logue
Total cash payment	-	166,667	-	-	-	166,667
Cost of continuation of benefits	-	10,139	-	-	-	10,139
Value of accelerated stock awards (1)	-	-	-	-	-	-
Total	-	176,806	-	-	-	176,806

Rhonda Costello
Total cash payment	-	116,667	-	-	-	116,667
Cost of continuation of benefits	-	10,139	-	-	-	10,139
Value of accelerated stock awards (1)	-	-	-	-	-	-
Total	-	126,806	-	-	-	126,806

Jay Neilon (3)
Total cash payment	-	-	-	-	-	370,000
Cost of continuation of benefits	-	-	-	-	-	-
Value of accelerated stock awards (1)	-	-	-	-	-	-
Total	-	-	-	-	-	370,000

Frank A. Cavallaro (3)
Total cash payment	-	-	-	-	-	320,000
Cost of continuation of benefits	-	-	-	-	-	-
Value of accelerated stock awards (1)	-	-	-	-	-	-
Total	-	-	-	-	-	320,000

Edward J. Ryan
Total cash payment	-	-	-	-	-	-
Cost of continuation of benefits	-	-	-	-	-	-
Value of accelerated stock awards (1)	-	-	-	-	-	-
Total	-	-	-	-	-	-

(1)
Represents the value of profit recognized on unvested stock options that would be accelerated as a result of the termination of employment. The profit is calculated by using the closing price of the Company’s stock as of December 31, 2009.

(2)
Includes $149,171, representing benefits payable under the deferred compensation plan, and $210,883, representing the present value of Mr. Madonna’s supplemental retirement benefits, or ten annual payments of $25,000 each, determined using a 4% discount rate.  In lieu of annual supplemental retirement benefit payments, Mr. Madonna may elect to receive an assignment of a life insurance policy which had a cash surrender value of $215,119 at December 31, 2009.

(3)
At December 31, 2009, our board of directors maintained a policy applicable to all senior executive officers of the Company, including named executive officers who were not parties to individual employment agreements, which policy provided the covered officers with have the right to terminate their employment and receive a severance payment upon the occurrence of a change in control without the requisite approval of our board.  Under the policy, each senior executive officer was entitled to a severance payment equal to twice the amount of his or her annual base salary for the preceding fiscal year, to be paid within fifteen days of termination, and to an acceleration of vesting of all stock options previously granted to him or her.  On April 21, 2010, our board of directors revoked this policy.

Director Compensation

The following table sets forth information regarding compensation paid by us to our current non-employee directors during 2009.

2009 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Option Awards (1) (2) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (3) ($)	All Other Compensation (4) ($)	Total ($)
William W. Batoff	35,375	7,920	1,886	12,000	57,181
Robert J. Coleman	26,000	7,920	-	12,000	45,920
Theodore J. Flocco, Jr.	31,000	7,920	-	27,200	66,120
Lyle W. Hall, Jr.	47,750	7,920	-	12,000	67,670
Neal I. Rodin	29,500	7,920	8,111	12,000	57,531
Barry L. Spevak	34,000	7,920	-	12,000	53,920
Harris Wildstein Esq.	24,500	7,920	7,799	12,000	52,219

(1)           The amount shown is the aggregate fair value as of the grant date with respect to the referenced fiscal year in accordance with ASC 718-10. See footnote (1) to the 2009 Summary Compensation Table on page 21 for assumptions made in the valuation of option awards for financial statement reporting purposes.

(2)           Each director received a grant of 3,000 options on January 21, 2009.  Each such option vests three years after the date of grant, subject to acceleration upon completion of a change in control.  The fair value as of the date of grant for each director was $7,920.  As of December 31, 2009, the following had the following outstanding options: Mr. Batoff, 16,996; Mr. Coleman, 16,996; Mr. Flocco, 3,000; Mr. Hall, 16,996; Mr. Rodin, 16,996; Mr. Spevak, 16,996; and Mr. Wildstein, 73,914.

(3)           Amounts shown represent the 2009 expense for supplemental retirement benefits for directors who served as such in 1992, the year in which the benefit originated. The benefit is not provided to directors who joined the board of directors since 1992.

(4)           Amounts shown represent payments to directors for business development and other expenses incurred in their capacity as directors, and, in the case of Mr. Flocco, $14,200 in consulting fees.

Employee directors receive no additional compensation for their service on the board.  During 2009, non-employee directors received a $6,000 quarterly retainer.  The audit committee chair received $1,500 for each audit committee meeting attended and each other member of the audit committee received $1,000 for each audit committee meeting attended.  The chair of all other board committees received $750 for each committee meeting attended and each other member of those committees received $500 for each committee meeting attended.  During 2009, non-employee directors also received an additional retainer of $1,000 per month from February through December for business development and other expenses incurred in connection with their service as directors.

Non-employee directors are eligible to receive grants of stock options under the Company’s stock option plan and restricted stock plan and grants are made from time to time, typically on an annual basis.  Certain non-employee directors, namely Messrs. Batoff, Spevak and Wildstein, are also eligible to participate in a deferred compensation plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with related persons

The Bank has made, and expects to continue to make in the future, loans to our and the Bank’s directors and executive officers, and to their family members, and to firms, corporations, and other entities in which they and their family members maintain interests.  None of such loans are, as of the date of this prospectus, or were at December 31, 2009, nonaccrual, past due, restructured or potential problems, and all of such loans were made in the ordinary course of  business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to us or the Bank and did not involve more than the normal risk of collectability or present other unfavorable features.

Prior to January 31, 2005, First Bank of Delaware was a wholly owned subsidiary of us. Three of our seven directors, Messrs. Batoff, Madonna and Wildstein, are and continue to be members of First Bank of Delaware’s board of directors. At the time First Bank of Delaware was spun off, the Bank and BSC Services Corporation, a wholly-owned subsidiary of First Bank of Delaware, entered into a number of agreements pursuant to which BSC Services Corporation provided services to the Bank, including a financial accounting and reporting service agreement, compliance services agreement, operation and data processing services agreement; and human resources and payroll services agreement. We and First Bank of Delaware have substantially reduced all shared service arrangements and anticipate finalizing separation by the end of 2010.  The First Bank of Delaware reimbursed the Company $235,000 during 2009 for the remaining services shared between the two organizations.

             Vernon W. Hill, II is a beneficial owner of more than five percent of our common stock as a result of his holdings of certain convertible trust preferred securities, which he purchased in June 2008.  As a result, he and his wife are considered related persons.  We are also party to a consulting agreement with Mr. Hill, pursuant to which he has certain rights to designate a director (as more particularly described on page 4, in the discussion of Mr. Flocco), and pursuant to which he received $250,000 for consulting services during 2009.

During 2009, as part of our ongoing efforts to adopt a more retail customer focus, we remodeled each of our existing locations, including $8.3 million of capital improvements.  InterArch Design, Inc., a company that is wholly-owned by Mr. Hill’s wife, provided architectural and interior design services related to these improvements, and received fees representing approximately 11% of the overall project costs, or $0.9 million.  In addition, we utilized InterArch for similar services with respect to proposed new locations for future growth and expansion and paid fees of approximately $0.5 million.  InterArch was selected to provide these services following a competitive procurement process, designed and implemented by a third party, for architectural, interior design, engineering, and branding services.  Further, during 2009, we engaged a nationally recognized independent accounting firm to review our transactions with InterArch.  Based on the findings provided by the accounting firm and our own detailed review, we believe disbursements made to InterArch were fair, substantially equivalent to those that would have been paid to service providers not have any relationship to us for comparable services, and were within the range of industry standards for such services.  The findings provided by the accounting firm will also be used to manage future related party transactions associated with construction and renovation projects to industry standards.

Review, approval or ratification of transactions with related persons

All transactions, including arrangements and relationships, with related persons that are required to be disclosed pursuant to Item 404 of Securities and Exchange Commission Regulation S-K are approved by our board of directors.  Extensions of credit to insiders, including related persons, are made pursuant to a written policy designed to ensure compliance with Federal Reserve Board Regulation O, the primary federal banking regulation which governs extensions of credit to insiders, and is applicable to the Bank.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 21, 2010, information with respect to the beneficial ownership of our equity securities by persons known to us to be beneficial owners of more than five percent of our common stock, which is our only class of voting securities, and by our current directors, named executive officers, and our directors and executive officers as a group.

Name (1)	Number of Shares Beneficially Owned (2)	Percentage of Ownership (2)	Proposed Purchaser of Stock in the Offering (3)	Percentage of Total Outstanding After Offering
Harry D. Madonna (5)	1,078,768	9.9%
William W. Batoff (6)	176,958	1.7%
Robert J. Coleman (7)	164,668	1.6%
Theodore J. Flocco, Jr. (8)	41,923	*
Neal I. Rodin (9)	210,482	2.0%
Barry L. Spevak (10)	31,464	*
Harris Wildstein (11)	842,193	7.9%
Vernon W. Hill, II (4)	960,000	8.3%
Andrew J. Logue	-	*
Rhonda Costello	2,500	*
Jay Neilon	-	*
Frank A. Cavallaro	3,750	*
Edward J. Ryan	-	*
All directors and executive officers as a group (11 persons)	2,552,706	23.1%

*	Represents beneficial ownership of less than 1%.

(1)
Unless otherwise indicated, the address of each beneficial owner is c/o Republic First Bancorp, Inc., Two Liberty Place, 50 S. 16th Street, Suite 2400, Philadelphia, PA  19102.  The group of directors and executive officers was determined as of April 21, 2010 and does not reflect any changes in management which may have occurred since that date.

(2)
The securities “beneficially owned” by an individual are determined in accordance with the definition of “beneficial ownership” set forth in Rule 13d-3 under the Exchange Act, as amended.  Any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: voting power, which includes the power to vote, or to direct the voting of, common stock; and/or, investment power, which includes the power to dispose, or to direct the disposition of, common stock, is determined to be a beneficial owner of the common stock.  All shares are subject to the named person’s sole voting and investment power unless otherwise indicated.  Shares beneficially owned include shares issuable upon exercise of options which are currently exercisable or which will be exercisable within 60 days of April 21, 2010  and upon conversion of convertible securities which are currently convertible or which will be convertible within 60 days of April 21, 2010. Percentage calculations presume that the identified individual or group exercise and convert all of his or their respective options and convertible securities, and that no other holders of options or convertible securities exercise their options or convert their convertible securities.  As of April 21, 2010  there were 10,553,093 shares of the Company’s common stock outstanding.

(3)	Indicates number of shares of common stock each director, officer or more than five percent beneficial holder of common stock has shown an interest in purchasing in this offering, if any.

(4)
Information with respect to beneficial ownership is based partly on a Schedule 13G/A filed with the SEC on February 16, 2010 by Vernon W. Hill, II.  Includes 6,000 capital securities of Republic First Bancorp Capital Trust IV held by Mr. Hill, which are currently convertible into 923,077 shares of common stock, and 240 capital securities of Republic First Bancorp Capital Trust IV held by Mr. Flocco, which are currently convertible into 36,923 shares of common stock.  The address of Mr. Hill is 14000 Horizon Way, Suite 100, Mt. Laurel, NJ  08054.

(5)
Includes 52,446 shares of common stock issuable subject to options which are currently exercisable and 1,895 capital securities of Republic First Bancorp Capital Trust IV held by a family trust, which are currently convertible into 291,538 shares of common stock.  Excludes 1,105 capital securities of Republic First Bancorp Capital Trust IV held by a family trust, which would be convertible into 170,000 shares of common stock, but which are not currently convertible as a result of a limitation on conversion set forth in the terms of such securities.

(6)	Includes 10,966 shares of common stock issuable subject to options which are currently exercisable.

(7)	Includes 10,966 shares of common stock issuable subject to options which are currently exercisable.

(8)	Includes 240 capital securities of Republic First Bancorp Capital Trust IV which are currently convertible into 36,923 shares of common stock.

(9)	Includes 10,966 shares of common stock issuable subject to options which are currently exercisable.

(10)	Includes 10,966 shares of common stock issuable subject to options which are currently exercisable.

(11)
Includes 67,914 shares of common stock subject to options which are currently exercisable. Also includes 15,828 shares in trust for his daughter, 12,235 shares with power of attorney for his mother, 21,092 shares owned by his son, and 2,032 shares held by his wife.

DESCRIPTION OF SECURITIES

Capital Stock

The following description of our capital stock is a summary, which includes only those terms of our capital stock that we believe will be most important to your decision to invest in our capital stock.  However, it is our articles of incorporation and bylaws as well as the Pennsylvania Business Corporation Law of 1988, as amended, referred to as the “PBCL,” and not this summary, which define your rights as a holder of our capital stock.  This summary is qualified in its entirety by reference to the complete text of these documents and the PBCL, which you should read for a full description of the terms of our capital stock.  Our articles of incorporation and bylaws are incorporated by reference in this prospectus as exhibits to the registration statement of which this prospectus is a part.  See “Where You Can Find More Information” for information on how to obtain copies of these documents.

Authorized Capitalization

As of April 21, 2010, our authorized capital stock consisted of 20,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share.  As of April 21, 2010, 10,553,093 shares of our common stock were issued and outstanding, 1,540,000 shares were reserved for issuance under our equity compensation plan, and 1,661,538 shares were reserved for issuance upon conversion of certain convertible securities.  As a result, only 6,245,369 shares of common stock were authorized, unissued and unreserved.  As of April 21, 2010, no shares of our preferred stock were issued and outstanding.

Our board of directors has approved an amendment to our articles of incorporation to increase our authorized shares of common stock from 20,000,000 shares to 50,000,000 shares, and is submitting the proposed amendment to a vote of our shareholders at our 2010 annual meeting of shareholders, scheduled to be held on May 11, 2010.

Common Stock

Voting Rights.  Holders of our common stock are entitled to one vote for every share having voting power on all matters submitted for action by the shareholders. The holders of our common stock do not have cumulative voting rights in the election of directors.

Our articles of incorporation provide that certain “business combinations” with “related persons” (each as defined below) may only be authorized if at least 75% of the outstanding shares of “voting stock” (as defined below) held by shareholders other than the “related person” are voted in favor of any such “business combination.”  In addition, certain amendments to our articles of incorporation, including amendments relating to our authorized capital stock, “business combinations,” our board of directors, certain duties of our directors, and the indemnification of our directors and officers, may only be authorized if at least 60% of the votes entitled to be cast are voted in favor of such amendments.

Dividend Rights.  Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, if any.

While we are not subject to certain restrictions on dividends applicable to a bank, our ability to pay dividends to the holders of our common stock will depend to a large extent upon the amount of dividends paid by the Bank to us.  Regulatory authorities restrict the amount of cash dividends the Bank can declare without prior regulatory approval. Presently, the Bank cannot declare dividends in any one year in excess of retained earnings, subject to risk-based capital requirements.

Liquidation Rights.  Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the shareholders after payment of liabilities and accumulated and unpaid dividends and liquidation preferences on outstanding preferred stock, if any.

Other Matters.  Holders of common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us.  There are no redemption or sinking fund provisions applicable to our common stock.  The rights, preferences and privileges of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which our board of directors may designate and issue in the future without further shareholder approval.

Preferred Stock

Our articles of incorporation authorize our board of directors to fix by resolution the voting rights, designations and preferences, priorities, qualifications, privileges, limitations, restrictions, options, conversion rights, dividend features, retirement features, liquidation features, redemption features and other special or relative rights of our preferred stock and any series thereof.  Our board of directors has full authority to issue authorized preferred stock from time to time in one or more series, without further shareholder approval.

Anti-Takeover Provisions

Certain provisions of our articles of incorporation, our bylaws and the PBCL could have an anti-takeover effect and could delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of our common stock held by shareholders.

Blank Check Preferred Stock

Our articles of incorporation provide for the issuance of preferred stock having terms established by our board of directors without shareholder approval.

Staggered Board of Directors

Our articles of incorporation provide for the classification of the board of directors into three classes with each class serving a staggered three-year term. As a result of this classification, only one third of the entire board of directors stands for election in any one year and a minimum of two annual meetings would be required to elect a majority of the board of directors. This may have the effect of deterring or discouraging, among other things, a proxy contest for control of the Company, the assumption of control of the Company by a holder of a large block of our common stock, and the removal of incumbent management of the Company or the Bank.

Calling of Special Meetings of Shareholders

Pursuant to our bylaws, special meetings of shareholders may only be called by the chairman of the board, by the board of directors, or by shareholders entitled to cast at least 20% of the votes entitled to be cast at the meeting, upon payment of reasonably estimated costs of preparing and mailing notice of such meeting.  Special meetings that have as their purpose a change in control of the Company, or an amendment to our articles of incorporation or bylaws, may only be called by a majority of our board of directors.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our bylaws provide that notice of any proposal by a shareholder which the shareholder desires to submit to a vote at our annual meeting, including any director nominations, must made in compliance with Rule 14a-8 under the Exchange Act which, among other things, provides that proposals must be submitted to our secretary at our registered address no later than 120 calendar days prior to the anniversary of the date our proxy materials were released to shareholders for the previous year’s annual meeting.  If notice is not provided in accordance with these provisions a shareholder’s proposal will not appear on the meeting agenda.

Our bylaws also specify requirements as to the contents of the shareholder’s notice or nomination.

Votes Required for Business Combination

Our articles of incorporation provide that certain “business combinations” with “related persons” (each as defined below) may only be authorized if at least 75% of the outstanding shares of “voting stock” (as defined below) held by shareholders other than the “related person” are voted in favor of any such “business combination.”  In addition, certain amendments to our articles of incorporation, including amendments relating to our authorized capital stock, “business combinations,” our board of directors, certain duties of our directors, and the indemnification of our directors and officers, may only be authorized if at least 60% of the votes entitled to be cast are voted in favor of such amendments.

The term “business combination” means any of the following:

•	any merger or consolidation of the Company or a subsidiary of the Company with or into a related person,

•
any sale, lease, exchange, transfer or other disposition, including without limitation a mortgage or any other security device, or all or any “substantial part” of the assets either of the Company (including without limitation any voting securities of a subsidiary) or of a subsidiary of the Company to a related person,

•	any merger or consolidation of a related person with or into the Company or a subsidiary of the Company,

•
any sale, lease, exchange, transfer or other disposition, including without limitation a mortgage or any other security device, of all or any substantial part of the assets of a related person to the Company or a subsidiary of the Company,

•
the issuance of any securities of the Company or a subsidiary of the Company to a related person other than the issuance on a pro rata basis to all holders of shares of the same class pursuant to a stock split or a stock dividend, or a distribution of warrants or rights,

•	any recapitalization that would have the effect of increasing the voting power of a related person, and

•	any agreement, contract or other arrangement providing for any of the transactions described above.

The term “related person” means any individual, corporation, partnership or other person or entity which, together with its “affiliates” and “associates,” becomes the “beneficial owner” of an aggregate of 10% or more of the outstanding voting stock of the Company, and any affiliates or associate of any such individual, corporation, partnership or other person or entity.  A person or entity whose acquisitions of voting stock was approved in advance by two-thirds of the continuing directors, or any trustee or fiduciary when acting in such capacity with respect to any employee benefit plan of the Company or a wholly owned subsidiary of the Company would not be considered a “related person.”

The term “voting stock” means all of the outstanding shares of common stock and the outstanding shares of preferred stock entitled to vote on each matter on which the holders of record of common stock shall be entitled to vote, and each reference to a proportion of shares of voting stock shall refer to such proportion of the votes entitled to be cast by such shares.

The term “continuing director” shall mean a director who was a member of our board of directors immediately prior to the time that the related person involved in a business combination became a related person.

The term “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

The term “associate” used to indicate a relationship with any person, means (i) any corporation or organization (other than the Company or a majority-owned subsidiary of the Company) of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities, (ii) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, and  (iii) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of the registrant or any of its parents or subsidiaries.

The term “beneficial owner” means any person (i) who beneficially owned shares of voting stock within the meaning ascribed in Rule 13d-3 under the Exchange Act, as in effect on the date of adoption of Article VIII of our articles of incorporation, or (ii) who has the right to acquire shares of voting stock (whether or not such right is exercisable immediately) pursuant to any agreement, contract, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise.

Board of Directors May Oppose Any Take-Over Offer

Our articles of incorporation provide that the board of directors may, if it deems it advisable, oppose a tender, or other offer for the Company’s securities, whether the contemplated payments is in cash or in the securities of a corporation, or  some other form of consideration. When considering whether to oppose an offer, the board of directors may consider any pertinent issues, including any or all of the following:

•	whether the offer price is acceptable based on the historical and present operating results or financial condition of the Company,

•	whether a more favorable price could be obtained for the Company’s securities in the future;

•	the impact which an acquisition of the Company would have on the employees, depositors and customers of the Company and its subsidiaries and the community which they serve;

•
the reputation and business practices of the offeror and its management and affiliates as they would affect the employees, depositors and customers of the Company and its subsidiaries and the future value of the Company’s stock;

•
the value of the securities (if any) which the offeror is offering in exchange for the Company’s securities, based on an analysis of the worth of the Company as compared to the corporation or other entity whose securities are being offered; and

•	any antitrust or other legal and regulatory issues that are raised by the offer.

If the board of directors determines that an offer should be rejected, it may take any lawful action to accomplish its purpose including:

•	advising shareholders not to accept the offer,

•	litigation against the offeror,

•	filing complaints with governmental and regulatory authorities,

•	acquiring the Company’s securities,

•	selling or otherwise issuing authorized but unissued securities or treasury stock or granting options with respect thereto,

•	acquiring a company to create an antitrust or other regulatory problem for the offeror, and

•	obtaining a more favorable offer from another individual or entity.

Ownership Limitation

Our articles of incorporation provide, that except upon the resolution of at least two-thirds of our board of directors, no shareholder may have “holdings” (as defined below) that exceed 10% of the issued and outstanding shares of our common stock.  If any shareholder acquires holdings that results in a violation of this provision of our articles of incorporation, our board of directors may:

•	terminate all voting rights attributable to the holdings of such shareholder during the period of violation,

•	commence litigation to require divestiture of such shareholder’s holdings to the extent necessary so that the shareholder would no longer be in violation, or

•	take such other action as is appropriate under the circumstances.

With respect to any shareholder, “holdings” means:

•	the common stock of the Company held of record by the shareholder,

•	the common stock of the Company beneficially owned, directly or indirectly, by the shareholder, and

•
the common stock of the Company held of record or beneficially owned by other shareholders acting together with the shareholder as a group (as defined in Section 13(d) of the Exchange Act) for the purpose of acquiring, holding or disposing of common stock.

Amendments to Articles of Incorporation

Under the PBCL, an amendment to our articles of incorporation requires, except in limited cases where a greater vote may be required, the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the matter and the affirmative vote of a majority of the votes cast by all shareholders within each class or series of shares if such class or series is entitled to vote on the matter as a class.  The PBCL also provides that our shareholders are not entitled by statute to propose amendments to our articles of incorporation.

Our articles of incorporation provide that, in addition to any affirmative vote required by law, the approval of any amendment to Article V (capital stock), Article VI (no preemptive rights, no cumulative voting), Article VII (board of directors), Article IX (constituencies), Article X (indemnification and insurance), Article XI (amendments) and Article XII (ownership limitation) of our articles of incorporation requires the affirmative vote of holders of at least 60% of the votes that all shareholders are entitled to cast thereon.  In addition, any amendment to Article VIII (business combinations) of our articles of incorporation requires the affirmative vote of holders of at least 75% of the outstanding shares of voting stock and, if any shareholders are related persons, by the affirmative vote of the holders of not less than 75% of the outstanding shares of voting stock not held by any related persons.

Amendments to Bylaws

Our bylaws provide that our bylaws may be amended or repealed by the affirmative vote of a majority of the board of directors at any regular or special meeting of the board of directors, or by the vote of shareholders holding at least 75% of the total aggregate outstanding shares of the Company’s capital stock, at an annual or special meeting called for such purpose.  The PBCL provides that the ability of our board of directors to adopt, amend or repeal our bylaws is subject to the power of our shareholders to change such action.  The PBCL also provides that our board of directors does not have the authority to adopt or change a bylaw on specified subjects, including, but not limited to, our authorized capital, the personal liability of directors, various matters relating to our board of directors, and matters relating to the voting rights of shareholders.

Limitations on Liability and Indemnification of Officers and Directors

The PBCL contains provisions for mandatory and discretionary indemnification of a corporation’s directors, officers and other personnel and related matters.

Section 1741 of the PBCL authorizes a Pennsylvania corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a representative of the corporation, or is or was serving at the request of the corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 1742 of the PBCL further authorizes a Pennsylvania corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a representative of the corporation or is or was serving at the request of the corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of the action if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

Under Section 1743 of the PBCL, to the extent that a representative of a business corporation has been successful on the merits or otherwise in defense of any action or proceeding referred to in Section 1741 of the PBCL or Section 1742 of the PBCL, or in defense of any claim, issue or matter therein, a Pennsylvania corporation must indemnify such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 1744 of the PBCL provides that, unless ordered by a court, any indemnification under Section 1741 of the PBCL or 1742 of the PBCL shall be made by the corporation only as authorized in the specific case upon a determination that the representative met the applicable standard of conduct, and such determination will be made by the board of directors (i) by a majority vote of a quorum of directors not parties to the action or proceeding; (ii) if such a quorum is not obtainable, or if obtainable and a majority of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (iii) by the shareholders.

Section 1745 of the PBCL provides that expenses (including attorneys’ fees) incurred in defending any action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding referred to in Subchapter 17D of the PBCL upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation.

Section 1746 of the PBCL provides generally that, except in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, the indemnification and advancement of expenses provided by Subchapter 17D of the PBCL shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement action in such person’s official capacity and as to action in another capacity while holding that office.

Section 1747 of the PBCL grants to a corporation the power to purchase and maintain insurance on behalf of any person who is or was a representative of the corporation or is or was serving at the request of the corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise against any liability asserted against and incurred by such person in such capacity as a representative of the corporation or arising out of his or her status as such, whether or not the corporation would have the power to indemnify such person under Subchapter 17D of the PBCL. Sections 1748 and 1749 extend the indemnification and advancement of expenses provisions contained in Subchapter 17D of the PBCL to successor corporations in consolidations, mergers or divisions and to representatives serving as fiduciaries of employee benefit plans.

Section 1750 of the PBCL provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Subchapter 17D of the PBCL, shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a representative of the corporation and shall inure to the benefit of the heirs and personal representative of such person.

Our articles of incorporation provide that we will indemnify any and all directors and officers of the Company and other persons designated by the board of directors (which may include any person serving at the request of the Company as a director, officer, employee, agent, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other entity or enterprise) against liabilities incurred in connection with any proceed in which the indemnified pay may be involved as a party or otherwise by reason of the fact that such person is or was serving in such capacity..  We are not obligated to indemnify such persons under our articles of incorporation under certain specified circumstances, including when indemnification would be expressly prohibited by applicable law, when the conduct of the indemnified person has been determined to constitute willful misconduct or recklessness in accordance with the dispute resolution provision of our articles of incorporation, or in connection with the receipt by the indemnified person from the Company of a personal benefit to which the indemnified person is not legally entitled.  Our bylaws include similar indemnification provisions.

We maintain insurance to cover our directors and officers for liabilities which may be incurred by our directors and officers in the performance of their duties. We have also entered into an employment agreement with our chief executive officer which also provides for indemnification.

Pennsylvania Anti-Takeover Provisions

Certain anti-takeover provisions of the PBCL apply to Pennsylvania registered corporations (e.g., publicly traded companies) including those relating to (1) control share acquisitions, (2) disgorgement of profits by certain controlling persons, (3) business combination transactions with interested shareholders, and (4) the rights of shareholders to demand fair value for their stock following a control transaction. Pennsylvania law allows corporations to opt-out of these anti-takeover sections.  We have opted out of the provision relating to the rights of shareholders to demand fair value for their stock following a control transaction, but have not opted out of any other of these anti-takeover provisions.  A general summary of these applicable anti-takeover provisions is set forth below.

Control Share Acquisitions. Pennsylvania law regarding control share acquisitions relates to the act of acquiring for the first time voting power over voting shares (other than (i) shares owned continuously by the same natural person since January 1, 1988, (ii) shares beneficially owned by any natural person or trust, estate, foundation or similar entity to the extent such shares were acquired solely by gift, inheritance, bequest, device or other testamentary distribution, directly or indirectly, from a natural person who beneficially owned the shares prior to January 1, 1988 or (iii) shares acquired pursuant to a stock split, stock dividend or similar distribution with respect to shares that have been beneficially owned continuously since their issuance by the Company by the shareholder that acquired them from the Company or that were acquired from such shareholder pursuant to (ii) above) equal to: (a) at least 20% but less than 33 1/3%; (b) at least 33 1/3% but less than 50%; or (c) 50% or more of the voting power of the corporation. Once a control share acquisition has occurred, then all shares in excess of the triggering threshold, plus shares purchased at any time with the intention of acquiring such voting power or shares purchased within 180 days of the date the triggering threshold was exceeded, are considered control shares. Control shares cannot vote either until their voting rights have been restored by two separate votes of the shareholders, described below, or until they have been transferred to a person who is not an affiliate of the transferor and does not thereby also become the holder of control shares.

The holder of control shares may wait until the next annual or special meeting after the acquisition took place to submit the question of the restoration of voting rights to the shareholders, or the acquiring person may accelerate the process by agreeing to underwrite the cost of a special meeting of shareholders for that purpose. In either case, the acquiring person is required to furnish for distribution to the shareholders an information statement containing a detailed disclosure concerning the acquiring person, its intentions with respect to ownership of securities of the corporation and other matters. As an alternative, a person submitting a bona fide written offer to make a control share acquisition may request prospective approval by the shareholders of the exercise of the voting rights of the shares proposed to be acquired, provided that the control share acquisition is consummated within 90 days after shareholder approval is obtained. Two shareholders’ votes are required to approve the restoration of voting rights. First, the approval of a majority of all voting power must be obtained.  Second, the approval of a majority of all disinterested shareholders must be obtained.

For a period of 24 months after the later of (a) a control share acquisition by an acquiring person who does not properly request consideration of voting rights, or (b) the denial of such a request or lapse of voting rights, the corporation may redeem all the control shares at the average of the high and low public market sales price of the shares on the date notice of the call for redemption is given by the corporation.

Disgorgement of Profits by Certain Controlling Persons. Pennsylvania law regarding disgorgement of profits by certain controlling persons applies in the event that (a) any person or group directly or indirectly publicly discloses or causes to be disclosed  that the person or group may seek to acquire control of the corporation, or (b) a person or group acquires, offers to acquire or directly or indirectly publicly discloses or causes to be disclosed an intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within 18 months thereafter. Any profits from sales of equity securities of the corporation received by the person or group during such 18-month period will belong to the corporation if the securities that were sold were acquired during the 18-month period after or within 24 months prior to becoming a controlling person.

Business Combination Transactions with Interested Shareholders. Pennsylvania law regarding business combination transactions with interested shareholders provides that a person who acquires the direct or indirect beneficial ownership of shares entitled to cast at least 20% of the votes entitled to be cast for the election of directors or an affiliate or associate of the Company who at any time within the prior five years was the beneficial owner, directly or indirectly, of 20% of the voting shares of the Company is an “interested shareholder.” A corporation subject to this provision may not effect mergers or certain other business combinations with the interested shareholder for a period of five years, unless:

•
the business combination or the acquisition of stock by means of which the interested shareholder became an interested shareholder is approved by the corporation’s board of directors prior to such stock acquisition;

•	the business combination is approved by the affirmative vote of the holders of all the outstanding common shares of the corporation; or

•
the business combination is approved by the affirmative vote of the holders of a majority of all shares entitled to vote, excluding votes of shares held by the interested shareholders or their affiliates, and at the time of such vote, the interested shareholder is the beneficial owner of at least 80% of the voting shares of the corporation. This exception applies only if the value of the consideration to be paid by the interested shareholder in connection with the business combination satisfies certain fair price requirements.

After the five-year restricted period, an interested shareholder of the corporation may engage in a business combination with the corporation if (a) the business combination is approved by the affirmative vote of a majority of the shares other than those beneficially owned by the interested shareholder and its affiliates, or (b) the merger is approved at a shareholders meeting and certain fair price requirements are met.

Registration Rights

We are party to a registration rights agreement with the holders of the convertible trust preferred securities of Republic First Bancorp Capital Trust IV.  Under the agreement, the holders are entitled to demand and “piggyback” registration rights. The convertible trust preferred securities are convertible into an aggregate of 1,661,538 shares of the Company’s common stock.  The registration rights agreement requires that the Company provide notice to holders of the convertible trust preferred securities of certain proposed public offerings of securities solely for cash.  Upon notice, the holders have the right to request that the Company register the common stock such holder will receive upon conversion of the convertible trust preferred securities, provided the holder converts such convertible trust preferred securities prior to the effective date of the registration statement.  These “piggyback” registration rights are subject to limitations, including the right of the Company to not include shares to be issued to the holders of convertible trust preferred securities in any registration of shares issuable pursuant to any employee benefit or incentive compensation plan, or a registration of securities pursuant to Rule 415 under the Securities Act.  The holders of the convertible trust preferred securities of Republic First Bancorp Capital Trust IV have waived the notice requirement and any right to include such shares of common stock issuable upon conversion of their trust preferred securities in this registration statement.  In addition, the holders of forty percent or more of the registrable securities may request that we file a registration statement under the Securities Act covering the common stock into which their trust preferred securities are convertible.

Transfer Agent and Registrar

Registrar and Transfer Company is the transfer agent and registrar for our common stock.

Listing

Our common stock is listed on the Nasdaq Global Market under the symbol “FRBK.”

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through Sandler O’Neill & Partners, L.P., sometimes referred to as the Underwriter, and we have entered into an underwriting agreement with the Underwriter, dated                  , 2010, referred to as the Underwriting Agreement.  Subject to the terms and conditions of the Underwriting Agreement, the Underwriter has agreed to purchase                   shares of common stock.

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the Underwriter.

In connection with this offering, the Underwriter and securities dealers may distribute documents to investors electronically.

Commissions and Discounts

Shares of common stock sold by the Underwriter to the public will be offered initially at the public offering price set forth on the cover of this prospectus.  Any shares of common stock sold by the Underwriter to securities dealers may be sold at a discount of up to $       per share from the public offering price.  Any of these securities dealers may resell any shares of common stock purchased from the Underwriter to other brokers or dealers at a discount of up to $        per share from the public offering price.  After the initial public offering, the Underwriter may change the offering price and the other selling terms.

The following table shows the per share and total underwriting discounts and commissions we will pay to the Underwriter, assuming both no exercise and full exercise of the Underwriter’s over-allotment option to purchase an additional shares of common stock:

	No Exercise	Full Exercise
Per share:	$	$
Total:	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions but including our reimbursement of certain expenses of the Underwriter, will be approximately $     .

Over-Allotment Option

We have granted the Underwriter an option to buy up to an additional   % of the offered amount, or          additional shares, of our common stock at the public offering price less underwriting discounts and commissions.  The Underwriter may exercise this option in whole or from time to time in part solely for the purpose of covering over-allotments, if any, made in connection with this offering.  The Underwriter has 30 days from the date of this prospectus to exercise this option.

No Sales of Similar Securities

We and our executive officers and directors have entered into lock-up agreements with the Underwriter. Under these agreements, we and each of these persons may not, without the prior written approval of Sandler O’Neill & Partners, L.P., subject to limited exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act, as amended, with respect to any of the foregoing or (ii) enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise. These restrictions will be in effect for a period of 90 days after the date of the Underwriting Agreement. At any time and without public notice, Sandler O’Neill & Partners, L.P. may, in its sole discretion, release all or some of the securities from these lock-up agreements.

The 90-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 90-day restricted period and ends on the last day of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occur; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the earnings release is issued or the material news or material event relating to us occurs.

Director, Officer and Principal Shareholder Participation

At our request, the Underwriter has reserved for sale up to   shares of our common stock to be sold in the offering, at the public offering price less the underwriting discounts and commissions, to our directors, officers, principal shareholders and related persons.  The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the Underwriter to the general public on the same basis as the other shares offered by this prospectus.

Indemnification and Contribution

We have agreed to indemnify the Underwriter and its affiliates, selling agents and controlling persons against certain liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the Underwriter and its affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

Price Stabilization and Short Positions

In connection with this offering, the Underwriter may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the Underwriter of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the Underwriter’s over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The Underwriter may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the Underwriter will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The Underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriter is concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriter at any time without notice. The Underwriter may carry out these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Passive Market Making

In connection with this offering, the Underwriter and selling group members may engage in passive market making transactions in our common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering.  A passive market maker must display its bid at a price not in excess of the highest independent bid of that security.  However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.  Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions.  The underwriters and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

Affiliations

The Underwriter and its affiliates have provided certain commercial banking, financial advisory and investment banking services for us for which they receive fees.  Sandler O’Neill & Partners, L.P. served as our financial advisor with respect to our proposed merger with Metro Bancorp, Inc., for which it received customary compensation.  We and Metro Bancorp, Inc. agreed to terminate the merger agreement for the proposed merger on March 15, 2010, prior to the completion of the merger.

The Underwriter and its affiliates may from time to time in the future perform services for us and engage in other transactions with us.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Pepper Hamilton LLP, Philadelphia, Pennsylvania.  Blank Rome LLP, Philadelphia, Pennsylvania, will act as counsel to the Underwriter.

EXPERTS

The consolidated financial statements of Republic First Bancorp, Inc. as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, included in this prospectus have been audited by ParenteBeard LLC, an independent registered public accounting firm, whose reports relating to the consolidated financial statements, and the effectiveness of Republic First Bancorp, Inc.’s internal control over financial reporting dated March 16, 2010 are also included in this prospectus.  Such consolidated financial statements of Republic First Bancorp, Inc. have been so included in this prospectus in reliance upon such reports of ParenteBeard, LLC, given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or “SEC.”  You may read and copy any documents we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  In addition, our filings with the SEC are available to the public through the SEC’s Internet site at http://www.sec.gov.  Information about us is also available on our website at http://www.rfbkonline.com.  This URL and the SEC’s URL above are intended to be inactive textual references only.  The information on the SEC’s website and our website is not part of, and is not incorporated into, this prospectus.

We have filed a registration statement covering our shares of common stock subject to this offering, of which this prospectus forms a part.  This prospectus, however, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement.  For further information concerning us and the securities we may offer and sell, you should read the entire registration statement and the exhibits to the registration statement. The registration statement has been filed electronically and may be obtained in any manner listed above.  Any statements contained in this prospectus concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC.  Each such statement is qualified in its entirety by such reference.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2009 and 2008	F-4
Consolidated Statements of Operations
for the years ended December 31, 2009, 2008 and 2007	F-5
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2009, 2008 and 2007	F-6
Consolidated Statements of Cash Flows
for the years ended December 31, 2009, 2008 and 2007	F-7
Notes to Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Republic First Bancorp, Inc.

We have audited Republic First Bancorp, Inc. and subsidiary internal control over financial reporting as of December 31, 2009,  based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Republic First Bancorp, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Republic First Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity, and cash flows of Republic First Bancorp, Inc. and subsidiary, and our report dated March 16, 2010 expressed an unqualified opinion.

/s/ Parente Beard LLC

ParenteBeard LLC
Malvern, Pennsylvania
March 16, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Republic First Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Republic First Bancorp, Inc. and subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009. Republic First Bancorp, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of recognizing other-than-temporary impairment on debt securities in 2009.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Republic First Bancorp, Inc. and subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Republic First Bancorp Inc.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 16, 2010 expressed an unqualified opinion.

/s/ Parente Beard LLC

ParenteBeard LLC
Malvern, Pennsylvania
March 16, 2010

REPUBLIC FIRST BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2009 and 2008
 (Dollars in thousands, except share data)
	2009	2008
ASSETS:
Cash and due from banks	$10,864	$9,803
Interest bearing deposits with banks	36,007	3,456
Federal funds sold	8,747	21,159
Total cash and cash equivalents	55,618	34,418
Investment securities available for sale, at fair value	185,404	83,032
Investment securities held to maturity, at amortized cost
(fair value of $165 and $214 respectively)	155	198
Restricted stock, at cost	6,836	6,836
Loans receivable, (net of allowance for loan losses of $12,841 and $8,409
respectively)	680,977	774,673
Premises and equipment, net	24,490	14,209
Other real estate owned, net	13,611	8,580
Accrued interest receivable	3,957	3,939
Bank owned life insurance	12,373	12,118
Other assets	25,221	13,977
Total Assets	$1,008,642	$951,980
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Deposits:
Demand — non-interest-bearing	$125,618	$70,814
Demand — interest-bearing	52,919	43,044
Money market and savings	327,103	231,643
Time less than $100,000	144,622	139,708
Time over $100,000	232,632	253,958
Total Deposits	882,894	739,167
Short-term borrowings	-	77,309
FHLB Advances	25,000	25,000
Accrued interest payable	1,826	2,540
Other liabilities	6,182	6,161
Subordinated debt	22,476	22,476
Total Liabilities	938,378	872,653
Commitments and contingencies
Shareholders’ Equity:
Preferred stock, par value $0.01 per share; 10,000,000 shares authorized;
no shares issued as of December 31, 2009 and 2008	-	-
Common stock, par value $0.01 per share; 20,000,000 shares authorized;
shares issued 11,081,938 as of December 31, 2009 and
11,047,651 as of December 31, 2008	111	110
Additional paid in capital	77,086	76,629
Retained earnings (accumulated deficit)	(2,450)	8,455
Treasury stock at cost (416,303 shares and 416,303 respectively)	(3,099)	(3,099)
Stock held by deferred compensation plan	(709)	(1,377)
Accumulated other comprehensive loss	(675)	(1,391)
Total Shareholders’ Equity	70,264	79,327
Total Liabilities and Shareholders’ Equity	$1,008,642	$951,980

(See notes to consolidated financial statements)

REPUBLIC FIRST BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2009, 2008 and 2007
 (Dollars in thousands, except per share data)

	2009	2008	2007
Interest income:
Interest and fees on loans	$38,943	$48,846	$62,184
Interest and dividends on taxable investment securities	3,974	4,479	4,963
Interest and dividends on tax-exempt investment securities	435	433	513
Interest on federal funds sold and other interest-earning assets	118	218	686
	43,470	53,976	68,346

Interest expense:
Demand – interest bearing	310	327	428
Money market and savings	5,258	6,150	11,936
Time less than $100,000	4,275	7,265	7,200
Time over $100,000	4,099	7,579	11,622
Other borrowings	2,113	3,760	7,121
	16,055	25,081	38,307
Net interest income	27,415	28,895	30,039
Provision for loan losses	14,200	7,499	1,590
Net interest income after provision for loan losses	13,215	21,396	28,449

Non-interest income:
Loan advisory and servicing fees	459	362	1,177
Service fees on deposit accounts	1,219	1,184	1,187
Gain on sale of investment securities	-	5	-
Net other-than-temporary impairment losses on investments recognized in earnings (includes total other-than-temporary impairment losses of $1,006 and $5,054, net of $1,067 and $(3,616) recognized in other comprehensive income (loss) for the year ended December 31, 2009 and 2008, respectively, before taxes)	(2,073)	(1,438)	-
Gain on sale of other real estate owned	-	-	185
Bank owned life insurance income	255	400	424
Other income	219	729	100
	79	1,242	3,073
Non-interest expenses:
Salaries and employee benefits	12,699	9,629	10,612
Occupancy	3,081	2,447	2,420
Depreciation and amortization	1,858	1,343	1,360
Legal	1,245	1,454	750
Write down/loss on sale of other real estate	1,571	1,615	-
Other real estate	303	513	23
Advertising	288	464	503
Data processing	807	845	693
Insurance	711	561	398
Professional fees	2,285	973	542
Regulatory assessments and costs	2,314	556	176
Taxes, other	892	728	820
Other operating expenses	2,905	2,759	3,067
	30,959	23,887	21,364
Income (loss) before provision (benefit) for income taxes	(17,665)	(1,249)	10,158
Provision (benefit) for income taxes	(6,223)	(777)	3,273
Net Income (loss)	(11,442)	$(472)	$6,885
Net income (loss) per share:
Basic	$(1.07)	$(0.04)	$0.66
Diluted	$(1.07)	$(0.04)	$0.65

(See notes to consolidated financial statements)

REPUBLIC FIRST BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2009, 2008 and 2007

	Comprehensive Income (Loss)	Common Stock	Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Treasury Stock	Stock Held by Deferred Compensation Plan	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity

Balance January 1, 2007		$97	$63,342	$13,511	$(1,688)	$(810)	$282	$74,734

Total other comprehensive loss, net of taxes	(12)	-	-	-	-	-	(12)	(12)
Net income for the year	6,885	-	-	6,885	-	-	-	6,885
Total comprehensive income	$6,873

Stock based compensation		-	125	-	-	-	-	125
Stock dividend (974,441 shares)		10	11,459	(11,469)	-	-	-	-
Options exercised (16,558 shares)		-	47	-	-	-	-	47
Purchase of treasury shares (140,700 shares)		-	-	-	(1,305)	-	-	(1,305)
Tax benefit of stock option exercises		-	348	-	-	-	-	348
Stock purchases for deferred compensation plan (38,000 shares)		-	-	-	-	(355)	-	(355)
Balance December 31, 2007		107	75,321	8,927	(2,993)	(1,165)	270	80,467

Total other comprehensive loss, net of reclassification adjustments and taxes	(1,661)	-	-	-	-	-	(1,661)	(1,661)
Net loss for the year	(472)	-	-	(472)	-	-	-	(472)
Total comprehensive loss	$(2,133)

Stock based compensation		-	115	-	-	-	-	115
Options exercised (310,440 shares)		3	928	-	-	-	-	931
Deferred Compensation plan – forfeited shares to treasury stock (35,554 shares)		-	-	-	(340)	340	-	-
Deferred Compensation plan – new shares from treasury stock (35,554 shares)		-	-	-	234	(234)	-	-
Tax benefit of stock option exercises		-	265	-	-	-	-	265
Stock purchases for deferred compensation plan (53,800 shares)		-	-	-	-	(318)	-	(318)
Balance December 31, 2008		110	76,629	8,455	(3,099)	(1,377)	(1,391)	79,327

Total other comprehensive loss, net of reclassification adjustments and taxes	1,253	-	-	-	-	-	1,253	1,253
Net loss for the year	(11,442)	-	-	(11,442)	-	-	-	(11,442)
Total comprehensive loss	$(10,189)

Stock based compensation		-	278	-	-	-	-	278
Options exercised (34,287 shares)		1	165	-	-	-	-	166
Cumulative effect adjustment; reclassifying non-credit component of previously recognized OTTI		-	-	537	-	-	(537)	-
Tax benefit of stock option exercises		-	14	-	-	-	-	14
Deferred compensation plan distributions and transfers		-	-	-	-	1,167	-	1,167
Stock purchases for deferred compensation plan (63,400 shares)		-	-	-	-	(499)	-	(499)
Balance December 31, 2009	$111	$77,086	$(2,450)	$(3,099)	$(709)	$(675)	$70,264

(See notes to consolidated financial statements)

REPUBLIC FIRST BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2009, 2008 and 2007
(Dollars in thousands)

	2009	2008	2007
Cash flows from operating activities:
Net income (loss)	$(11,442)	$(472)	$6,885
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Provision for loan losses	14,200	7,499	1,590
Writedown or loss on sale of other real estate owned	1,571	1,615	-
Gain on sale of other real estate owned	-	-	(185)
Depreciation and amortization	1,858	1,343	1,360
Deferred income taxes	(3,032)	(472)	(156)
Deferred compensation plan distributions and transfers	1,167	-	-
Stock purchases for deferred compensation plan	(499)	(318)	(355)
Share based compensation	278	115	125
Gain on sale of investment securities	-	(5)	-
Impairment charges on investment securities	2,073	1,438	-
Amortization of discounts on investment securities	(203)	(221)	(194)
Increase in value of bank owned life insurance	(255)	(400)	(424)
(Increase) decrease in accrued interest receivable and other assets	(8,188)	(3,470)	2,111
Decreases in accrued interest payable and other liabilities	(693)	(1,511)	(3,196)
Net cash (used in) provided by operating activities	(3,165)	5,141	7,561
Cash flows from investing activities:
Purchase of investment securities:
Available for sale	(130,783)	(16,366)	(9,639)
Proceeds from maturities and calls of securities:
Available for sale	27,752	13,202	28,195
Held to maturity	43	84	51
Purchase of FHLB stock	-	(478)	-
Proceeds from sale of FHLB stock	-	-	446
Net decrease (increase) in loans	71,383	9,485	(34,268)
Net proceeds from sale of other real estate owned	1,511	14,870	715
Premises and equipment expenditures	(12,139)	(4,264)	(7,000)
Net cash(used in) provided by investing activities	(42,233)	16,533	(21,500)
Cash flows from financing activities:
Net proceeds from exercise of stock options	166	931	47
Purchase of treasury shares	-	-	(1,305)
Tax benefit of stock option exercises	14	265	348
Net increase (decrease) in demand, money market and savings deposits	160,139	(12,419)	(28,030)
Net (decrease) increase in time deposits	(16,412)	(29,269)	54,112
Net decrease in short term borrowings	(77,309)	(56,124)	(26,290)
Increase in other borrowings	-	25,000	-
Issuance of subordinated debt	-	11,135	5,155
Net cash provided by (used in) financing activities	66,598	(60,481)	4,037
Increase (decrease) in cash and cash equivalents	21,200	(38,807)	(9,902)
Cash and cash equivalents, beginning of year	34,418	73,225	83,127
Cash and cash equivalents, end of year	$55,618	$34,418	$73,225
Supplemental disclosures:
Interest paid	$16,769	$26,260	$39,812
Income taxes paid	-	400	3,425
Non-cash transfers from loans to other real estate owned	8,113	21,384	3,639
Non-cash treasury stock transactions	-	106	-

(See notes to consolidated financial statements)

REPUBLIC FIRST BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Termination of Merger Agreement

On November 7, 2008, the board of directors of Republic First Bancorp, Inc. (“the Company”) approved an agreement and plan of merger, pursuant to which the Company will be merged with and into Metro Bancorp, Inc. (“Metro”) formerly known as Pennsylvania Commerce Bancorp, Inc., subject to the receipt of regulatory approvals and the satisfaction of other customary closing conditions. The Company and Metro amended the agreement on July 31, 2009 and again on December 18, 2009 to extend the contractual deadline for completion of the merger to allow for additional time to obtain the required regulatory approvals. On March 15, 2010 the Company and Metro announced that their respective board of directors had voted to terminate the merger agreement due to uncertainties over the regulatory approval of the applications for the merger. The Company estimates that costs up to $1.0 million related to legal fees, underwriting services and other expenses associated with the merger will be expensed during the first quarter of 2010 as a result of the termination of this agreement.

2.   Nature of Operations

The Company is a one-bank holding company organized and incorporated under the laws of the Commonwealth of Pennsylvania.  It is comprised of one wholly-owned subsidiary, Republic First Bank (“Republic”), a Pennsylvania state chartered bank, and Republic’s subsidiaries.  Republic offers a variety of banking services to individuals and businesses throughout the Greater Philadelphia and South Jersey area through its offices and store locations in Philadelphia, Montgomery, Delaware and Camden Counties.  The Company also has three unconsolidated subsidiaries, which are statutory trusts established by the Company in connection with its sponsorship of three separate issuances of trust preferred securities.

Between January 2005 and August 2008, Republic engaged BSC Services Corporation (“BSC”), a former affiliate, to provide data processing, accounting, employee leasing, human resources, credit and compliance services.  In August 2008, BSC discontinued its operations and many of its employees were transferred to the direct employ of Republic.  BSC allocated costs of services to Republic on the basis of Republic’s usage, and Republic classified such costs to the appropriate non-interest expense categories.

The Company and Republic encounter vigorous competition for market share in the geographic areas they serve from bank holding companies, national, regional and other community banks, thrift institutions, credit unions and other non-bank financial organizations, such as mutual fund companies, insurance companies and brokerage companies.

The Company and Republic are subject to federal and state regulations governing virtually all aspects of their activities, including but not limited to, lines of business, liquidity, investments, the payment of dividends, and others. Such regulations and the cost of adherence to such regulations can have a significant impact on earnings and financial condition.

3.     Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Republic. The Company follows accounting standards set by the Financial Accounting Standards Board (“FASB”).  The FASB sets accounting principles generally accepted in the United States of America (“US GAAP”) that are followed to ensure consistent reporting of financial condition, results of operations, and cash flows.  Over time, the FASB and other GAAP-setting bodies have issued standards in the form of FASB Statements, Interpretations, Staff Positions, EITF Abstracts, AICPA Statements of Position, and Practice Bulletins.  The FASB recognized the complexity of its standard setting process and embarked on a revised process in 2004 that culminated in the release of the FASB Accounting Standards Codification (“ASC”) on July 1, 2009.  The ASC does not change how the Company accounts for its transactions or the nature of related disclosures made, nor does it impact the Company’s financial position or results of operations. It simply took thousands of individual pronouncements that comprise US GAAP and reorganized them under accounting topics using a consistent structure. References to US GAAP in these financial statements have been updated to refer to Topics in the ASC. This change was made effective by the FASB for periods ending on or after September 15, 2009.

The Company has evaluated subsequent events through the date of issuance of the financial data included herein.

Risks and Uncertainties and Certain Significant Estimates

The earnings of the Company depend primarily on the earnings of Republic.  The earnings of Republic are dependent primarily upon the level of net interest income, which is the difference between interest earned on its interest-earning assets, such as loans and investments, and the interest paid on its interest-bearing liabilities, such as deposits and borrowings. Accordingly, our results of operations are subject to risks and uncertainties surrounding our exposure to changes in the interest rate environment.

Prepayments on residential real estate mortgage and other fixed rate loans and mortgage-backed securities vary significantly and may cause significant fluctuations in interest margins.

The preparation of financial statements in conformity with US GAAP requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates are made by management in determining the allowance for loan losses, carrying values of other real estate owned, assessment of other than temporary impairment (“OTTI”) of investment securities, impairment of restricted stock and the realization of deferred income tax assets. Consideration is given to a variety of factors in establishing these estimates.

Significant Group Concentrations of Credit Risk

Most of the Company’s activities are with customers located within the Greater Philadelphia region.  Note 4 discusses the types of investment securities that the Company invests in.  Note 5 discusses the types of lending that the Company engages in as well as loan concentrations.  The Company does not have any significant concentrations to any one customer.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all cash and due from banks, interest-bearing deposits with an original maturity of ninety days or less and federal funds sold, maturing in ninety days or less, to be cash and cash equivalents.

Restrictions on Cash and Due from Banks

Republic is required to maintain certain average reserve balances as established by the Federal Reserve Board. The amounts of those balances for the reserve computation periods that include December 31, 2009 and 2008 were approximately $1.1 million and $700,000, respectively. These requirements were satisfied through the restriction of vault cash and a balance at the Federal Reserve Bank of Philadelphia.

Investment Securities

Held to Maturity – Certain debt securities that management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at their remaining unpaid principal balances, net of unamortized premiums or unaccreted discounts.  Premiums are amortized and discounts are accreted using the interest method over the estimated remaining term of the underlying security.

Available for Sale – Debt and equity securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity, and changes in the availability of and in the yield of alternative investments, are classified as available for sale.  These assets are carried at fair value.  Unrealized gains and losses are excluded from operations and are reported net of tax as a separate component of shareholders’ equity until realized. Realized gains and losses on the sale of investment securities are reported in the consolidated statements of operations and determined using the adjusted cost of the specific security sold on the trade date.

Investment securities are evaluated on at least a quarterly basis, and more frequently when market conditions warrant such an evaluation, to determine whether a decline in their value is other-than-temporary. To determine whether a loss in value is other-than-temporary, management utilizes criteria such as the reasons underlying the decline, the magnitude and duration of the decline, the intent to hold the security and the likelihood of the Company not being required to sell the security prior to an anticipated recovery in the fair value. The term “other-than-temporary” is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other-than-temporary, the value of the security is reduced and a corresponding charge to earnings is recognized. Impairment charges on bank pooled trust preferred securities of $2.1 million and $1.4 million were recognized during the years ended December 31, 2009 and 2008, respectively.

Restricted Stock

Restricted stock, which represents required investment in the common stock of correspondent banks related to a credit facility, is carried at cost and as of December 31, 2009 and 2008, consists of the common stock of FHLB of Pittsburgh and Atlantic Central Bankers Bank (ACBB).  In December 2008, the FHLB of Pittsburgh notified member banks that it was suspending dividend payments and the repurchase of capital stock.

Management evaluates the restricted stock for impairment in accordance with guidance under ASC 942-10 Financial Services- Depository and Lending.  Management’s determination of whether these investments are impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value.  The determination of whether a decline affects the ultimate recoverability of their cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB.

Management believes no impairment charge is necessary related to the restricted stock as of December 31, 2009 and December 31, 2008.

Loans and Allowance for Loan Losses

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the amount of unpaid principal, reduced by unearned income and an allowance for loan losses. Interest on loans is calculated based upon the principal amounts outstanding. The Company defers and amortizes certain origination and commitment fees, and certain direct loan origination costs over the contractual life of the related loan. This results in an adjustment of the related loans yield.

The Company accounts for amortization of premiums and accretion of discounts related to loans purchased based upon the effective interest method. If a loan prepays in full before the contractual maturity date, any unamortized premiums, discounts or fees are recognized immediately as an adjustment to interest income.

Loans are generally classified as non-accrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. Loans that are on a current payment status or past due less than 90 days may also be classified as non-accrual if repayment in full of principal and/or interest is in doubt. Loans may be returned to accrual status when all principal and interest amounts contractually due are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance of interest and principal by the borrower, in accordance with the contractual terms. Generally, in the case of non-accrual loans, cash received is applied to reduce the principal outstanding.

In estimating the allowance for loan losses, management considers current economic conditions, diversification of the loan portfolio, delinquency statistics, results of internal loan reviews, borrowers’ perceived financial and managerial strengths, the adequacy of underlying collateral, if collateral dependent, or present value of future cash flows, and other relevant factors.  Because the allowance for loan losses is dependent, to a great extent, on the general economy and other conditions that may be beyond Republic’s control, the estimate of the allowance for loan losses could differ materially in the near term.

The allowance for loan losses is established through a provision for loan losses charged to operations. Loans are charged against the allowance when management believes that the collectability of the loan principal is unlikely. Recoveries on loans previously charged off are credited to the allowance.

The allowance is an amount that represents management’s estimate of known and inherent loan losses. Management’s evaluations of the allowance for loan losses consider such factors as an examination of the portfolio, past loss experience, the results of the most recent regulatory examination, current economic conditions and other relevant factors.

The allowance consists of specific, general and unallocated components.  The specific component relates to loans that are classified as “internally classified”.  For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan.  The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.  An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses.  The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment, include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration of all the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.  Impairment is measured on a loan-by-loan basis for commercial and construction loans by the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.  Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Transfers of Financial Assets

The Company accounts for the transfers and servicing financial assets in accordance with ASC 860, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. ASC 860, revises the standards for accounting for the securitizations and other transfers of financial assets and collateral.

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered.  Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Guarantees

The Company accounts for guarantees in accordance with ASC 815 Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others.  ASC 815 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee.  The Company has financial and performance letters of credit.  Financial letters of credit require the Company to make payment if the customer’s financial condition deteriorates, as defined in the agreements.   Performance letters of credit require the Company to make payments if the customer fails to perform certain non-financial contractual obligation.  The maximum potential undiscounted amount of future payments of these letters of credit as of December 31, 2009 is $3.7 million and they expire as follows: $3.6 million in 2010, $6,000 in 2011 and $0.1 million in 2012.  Amounts due under these letters of credit would be reduced by any proceeds that the Company would be able to obtain in liquidating the collateral for the loans, which varies depending on the customer.

Premises and Equipment

Premises and equipment (including land) are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is calculated over the estimated useful life of the asset using the straight-line method for financial reporting purposes, and accelerated methods for income tax purposes. Leasehold improvements are amortized over the shorter of their estimated useful lives or terms of their respective leases, using the straight-line method. Repairs and maintenance are charged to current operations as incurred, and renewals and major improvements are capitalized.

Other Real Estate Owned

Other real estate owned consists of assets acquired through, or in lieu of, loan foreclosure.  They are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis.  Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value, less the cost to sell.  Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from other real estate owned.

Bank Owned Life Insurance

The Company invests in bank owned life insurance (“BOLI”) policies on certain employees. The Company is the owner and beneficiary of the policies.  This life insurance investment is carried at the cash surrender value of the underlying policies.  Income from the increase in cash surrender value of the policies is included in other income on the income statement.

Advertising Costs

It is the Company’s policy to expense advertising costs in the period in which they are incurred.

Income Taxes

The Company accounts for income taxes under the liability method of accounting. Deferred tax assets and liabilities are established for the temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities at the tax rates expected to be in effect when the temporary differences are realized or settled. In addition, a deferred tax asset is recorded to reflect the future benefit of net operating loss carryforwards. The deferred tax assets may be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

In evaluating our ability to recover deferred tax assets, management considers all available positive and negative evidence, including our past operating results and our forecast of future taxable income.  In determining future taxable income, management makes assumptions for the amount of taxable income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies.  These assumptions require us to make judgments about our future taxable income and are consistent with the plans and estimates we use to manage our business.  Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets.  An increase in the valuation allowance would result in additional income tax expense in the period and could have a significant impact on our future earnings.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

Shareholders’ Equity

In 2007, the Company implemented a stock repurchase program.  The repurchase program was in effect for carrying periods from and after June 14, 2007, through and including June 30, 2008.  The aggregate amount of the Company stock to be repurchased was determined by market conditions not to exceed 5%, or approximately 500,000 shares, of the Company’s issued and outstanding stock.  The Company executed the program through open market purchases.  Stock repurchased under the repurchase program was retired.  Through December 31, 2007, 140,700 shares were repurchased.  No shares were repurchased through the program in 2008 or 2009.

Earnings Per Share

Earnings per share (“EPS”) consists of two separate components, basic EPS and diluted EPS. Basic EPS is computed by dividing net income (loss) by the weighted average number of common shares outstanding for each period presented. Diluted EPS is calculated by dividing net income (loss) by the weighted average number of common shares outstanding plus dilutive common stock equivalents (“CSE”). CSEs consist of dilutive stock options granted through the Company’s stock option plan and convertible securities related to the trust preferred securities issuance in 2008.  In the diluted EPS computation, the after tax interest expense on that trust preferred securities issuance is added back to net income.  In 2009 and 2008, the effect of CSEs and the related add back of after tax interest expense was anti-dilutive. The following table is a reconciliation of the numerator and denominator used in calculating basic and diluted EPS. CSEs which are anti-dilutive are not included in the following calculation. At December 31, 2007, there were 264,842 stock options, to purchase common stock, which were excluded from the computation of earnings per share because the option price was greater than the average market price.  At December 31, 2009 and 2008, the Company included no stock options in calculating diluted EPS due to a net loss from operations.  The following table is a comparison of EPS for the years ended December 31, 2009, 2008 and 2007.

(In thousands, except per share data)	2009	2008	2007

Net income (loss) (numerator for basic earnings per share)	$(11,442)	$(472)	$6,885
Adjustments	-	-	-
Net income (loss for diluted earnings per share)	$(11,442)	$(472)	$6,885

	2009		2008		2007
	Shares	Per Share	Shares	Per Share	Shares	Per Share
Weighted average shares outstanding for the period
(denominator for basic earnings per share)	10,654,655		10,503,241		10,389,886
Earnings per share — basic		$(1.07)		$(0.04)		$0.66
Add common stock equivalents representing dilutive stock options	-		-		271,854
Effect on basic earnings per share of CSE		-		-		(0.01)
Weighted average shares outstanding- diluted	10,654,655		10,503,241		10,661,740
Earnings (loss) per share — diluted		$(1.07)		$(0.04)		$0.65

Stock Based Compensation

The Company maintains the Amendment and Restatement No. 3 of the Stock Option Plan and Restricted Stock Plan of Republic First Bancorp, Inc. (“Plan”), under which the Company may grant options, restricted stock or stock appreciation rights to the Company’s employees, directors, and certain consultants.  Under the terms of the Plan, 1.5 million shares of common stock, plus an annual increase equal to the number of shares needed to restore the maximum number of shares that may be available for grant under the Plan to 1.5 million shares, are available for such grants.  As of December 31, 2009, the only grants under the Plan have been option grants.  The Plan provides that the exercise price of each option granted equals the market price of the Company’s stock on the date of grant.  Any options granted vest within one to five years and have a maximum term of 10 years.

Comprehensive Income

The Company presents as a component of comprehensive income (loss) the amounts from transactions and other events which currently are excluded from the consolidated statements of operations and are recorded directly to shareholders’ equity. These amounts consist of unrealized holding gains (losses) on available for sale securities.

The components of comprehensive income (loss), net of related tax, are as follows (in thousands):

	Year Ended December 31
	2009	2008	2007
Net income (loss)	$(11,442)	$(472)	$6,885
Other comprehensive income (loss):
Unrealized losses on investment securities: arising during the
arising during the period, net of tax benefit of $40, $1,432 and $6	(76)	(2,580)	(12)
Add: reclassification adjustment for impairment charge included in net
income (loss), net of tax benefit of $744, $514 and $ -	1,329	919	-
Other comprehensive income (loss)	1,253	(1,661)	(12)
Comprehensive income (loss)	$(10,189)	$(2,133)	$6,873

Trust Preferred Securities

The Company has sponsored three outstanding issues of corporation-obligated mandatorily redeemable capital securities of a subsidiary trust holding solely junior subordinated debentures of the corporation, more commonly known as trust preferred securities. The subsidiary trusts are not consolidated with the Company for financial reporting purposes.  The purpose of the issuances of these securities was to increase capital.  The trust preferred securities qualify as Tier 1 capital for regulatory purposes in amounts up to 25% of total Tier 1 capital.

In December 2006, Republic Capital Trust II (“Trust II”) issued $6.0 million of trust preferred securities to investors and $0.2 million of common securities to the Company.  Trust II purchased $6.2 million of junior subordinated debentures of the  Company due 2037, and the Company used the proceeds to call the securities of Republic Capital Trust I (“Trust I”).  The debentures supporting Trust II have a variable interest rate, adjustable quarterly, at 1.73% over the 3-month Libor (1.99% at December 31, 2009 and 3.91% at December 31, 2008).  The Company may call the securities on any interest payment date after five years.

On June 28, 2007, the Company caused Republic Capital Trust III (“Trust III”), through a pooled offering, to issue $5.0 million of trust preferred securities to investors and $0.2 million common securities to the Company.  Trust III purchased $5.2 million of junior subordinated debentures of the Company due 2037, which have a variable interest rate, adjustable quarterly, at 1.55% over the 3 month Libor (1.81% at December 31, 2009 and 3.73% at December 31, 2008).  The Company has the ability to call the securities or any interest payment date after five years, without a prepayment penalty, notwithstanding their final 30 year maturity.

On June 10, 2008, the Company caused Republic First Bancorp Capital Trust IV (“Trust IV”) to issue $10.8 million of convertible trust preferred securities in June 2008 as part of the Company’s strategic capital plan.  The securities were purchased by various investors, including Vernon W. Hill, II, founder and chairman (retired) of Commerce Bancorp and, since the investment, a consultant to the Company, a family trust of Harry D. Madonna, chairman, president and chief executive officer of the Company, and Theodore J. Flocco, Jr., who, since the investment, has been a director of the Company.  Trust IV also issued $0.4 million of common securities to the Company.  Trust IV purchased $11.1 million of junior subordinated debentures due 2038, which pay interest at an annual rate of 8.0% and are callable after the fifth year.  The trust preferred securities of Trust IV are convertible into approximately 1.7 million shares of common stock of the Company, based on a conversion price of $6.50 per share of Company common stock and as of  December 31, 2009 were, and continue to be fully convertible.

Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation 46 (ASC 810), Consolidation of Variable Interest Entities. ASC 810 clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, to certain entities in which voting rights are not effective in identifying the investor with the controlling financial interest. An entity is subject to consolidation under ASC 810 if the investors either do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support, are unable to direct the entity’s activities, or are not exposed to the entity’s losses or entitled to its residual returns (“variable interest entities”). Variable interest entities within the scope of ASC 810 will be required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected returns, or both.

Management previously determined that each of the Company’s current and former subsidiary trusts, Trust I, Trust II, Trust III and Trust IV, qualifies as a variable interest entity under FIN 46.  Trust I originally issued mandatorily redeemable preferred stock to investors and loaned the proceeds to the Company.  The securities were subsequently refinanced via a call during 2006 from proceeds of an issuance by Trust II.  Trust II holds, as its sole asset, subordinated debentures issued by the Company in 2006.   The Company issued an additional $5.0 million of pooled trust preferred securities in June 2007.  Trust III holds, as its sole asset, subordinated debentures issued by the Company in 2007.  In June 2008, the Company issued an additional $10.8 million of convertible trust preferred securities.  Trust IV holds as its sole asset, subordinated debentures issued by the Company in 2008.

The Company does not consolidate its subsidiary trusts.  ASC 810 precludes consideration of the call option embedded in the preferred securities when determining if the Company has the right to a majority of the trusts’ expected residual returns. The non-consolidation results in the investment in the common securities of the trusts to be included in other assets with a corresponding increase in outstanding debt of $676,000. In addition, the income received on the Company’s investment in the common securities of the trusts is included in other income. The adoption of ASC 810 did not have a material impact on the financial position or results of operations. The Federal Reserve has issued final guidance on the regulatory capital treatment for the trust-preferred securities issued by the capital trusts as a result of the adoption of ASC 810. The final rule retained the current maximum percentage of total capital permitted for trust preferred securities at 25%, but enacted changes to the rules governing trust preferred securities that affect their use as part of the collection of entities known as “restricted core capital elements”.  The rule took effect March 31, 2009; however, a five-year transition period starting March 31, 2004 and leading up to that date allows bank holding companies to continue to count trust preferred securities as Tier 1 Capital after applying ASC 810.  The adaption of this guidance did not have a material impact on the Company’s capital rates.

Recent Accounting Pronouncements

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, Measuring Liabilities at Fair Value, which updates ASC 820-10, Fair Value Measurements and Disclosures. The updated guidance clarifies that the fair value of a liability can be measured in relation to the quoted price of the liability when it trades as an asset in an active market, without adjusting the price for restrictions that prevent the sale of the liability. This guidance was effective beginning October 1, 2009 and did not have a material effect to the Company’s consolidated financial statements.

In June 2009, the FASB issued new guidance impacting ASC 860, Transfers and Servicing (SFAS No. 166, Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140).  This guidance prescribes the information that a reporting entity must provide in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement in transferred financial assets. This guidance also modifies the de-recognition conditions related to legal isolation and effective control and adds additional disclosure requirements for transfer of financial assets. This guidance is effective for fiscal years beginning after November 15, 2009.  We do not expect that the adoption of this guidance will have a material effect on our financial position or results of operations.

In June 2009, the FASB issued new guidance impacting ASC 810-10, Consolidation (SFAS No. 167, Amendments to FASB Interpretation No. 46R). This guidance requires a company to determine whether its variable interest or interests gives it a controlling financial interest in a variable interest entity. The primary beneficiary of a variable interest entity is the company that has both (a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity. The guidance also amends existing consolidation guidance that required ongoing re-assessments of whether a company is the primary beneficiary of a variable interest entity. This guidance is effective for fiscal years beginning after November 15, 2009.  We do not expect that the adoption of this guidance will have a material effect on our financial position or results of operations.

In April 2009, the FASB issued new guidance impacting ASC 320-10, Investments – Debt and Equity Securities (FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments).  This guidance amends the other-than-temporary impairment guidance for debt securities. If the fair value of a debt security is less than its amortized cost basis at the measurement date, the updated guidance requires the company to determine whether it has the intent to sell the debt security or whether it is more likely than not it will be required to sell the debt security before the recovery of its amortized cost basis. If either condition is met, an entity must recognize full impairment. For all other debt securities that are considered other-than-temporarily impaired and do not meet either condition, the guidance requires that the credit loss portion of impairment be recognized in earnings and the temporary impairment related to all other factors be recorded in other comprehensive income. In addition, the guidance requires additional disclosures regarding impairments on debt and equity securities The Company adopted this guidance effective April 1, 2009.

Reclassifications

Certain reclassifications have been made to the 2008 and 2007 information to conform to the 2009 presentation.  The reclassifications had no effect on results of operations.

4.      Investment Securities

Investment securities available for sale as of December 31, 2009 are as follows:
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage Backed Securities/CMOs	$144,081	$2,686	$(1)	$146,766
Municipal Securities	10,325	49	(851)	9,523
Corporate Bonds	5,989	101	-	6,090
Agency Bonds	18,991	-	(147)	18,844
Pooled Trust Preferred Securities	6,789	-	(2,863)	3,926
Other Securities	281	-	(26)	255
Total	$186,456	$2,836	$(3,888)	$185,404

Investment securities held to maturity as of December 31, 2009 are as follows:
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government Agencies	$2	$-	$-	$2
Other Securities	153	10	-	163
Total	$155	$10	$-	$165

Investment securities available for sale as of December 31, 2008 are as follows:
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage Backed Securities	$60,859	$1,821	$(4)	$62,676
Municipal Securities	10,073	15	(963)	9,125
Corporate Bonds	5,988	59	(4)	6,043
Pooled Trust Preferred Securities	8,003	-	(3,071)	4,932
Other Securities	279	7	(30)	256
Total	$85,202	$1,902	$(4,072)	$83,032

Investment securities held to maturity as of December 31, 2008 are as follows:
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. Government Agencies	$3	$-	$-	$3
Mortgage Backed Securities	15	1	-	16
Municipal Securities	30	-	-	30
Other Securities	150	15	-	165
Total	$198	$16	$-	$214

The Company does not hold any mortgage-backed securities that are rated “Alt-A” or “Subprime” as of December 31, 2009 and 2008.

The maturity distribution of the amortized cost and estimated market value of investment securities by contractual maturity at December 31, 2009 is as follows:

	Available for Sale		Held to Maturity
(Dollars in thousands)	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value

Due in 1 year or less	$150	$151	$-	$-
After 1 year to 5 years	10,074	10,053	113	123
After 5 years to 10 years	12,116	12,069	2	2
After 10 years	164,116	163,131	-	-
No stated maturity	–	–	40	40
Total	$186,456	$185,404	$155	$165

Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without prepayment penalties.

In instances when a determination is made that an other-than-temporary impairment exists with respect to a debt security but the investor does not intend to sell the debt security and it is not more likely than not that the investor will be required to sell the debt security prior to its anticipated recovery, ASC 320-10 changes the presentation and amount of the other-than-temporary impairment recognized in the income statement.  The other-than-temporary impairment is separated into (a) the amount of the total other-than-temporary impairment related to a decrease in cash flows expected to be collected from the debt security (the credit loss) and (b) the amount of the total other-than-temporary impairment related to all other factors.  The amount of the total other-than-temporary impairment related to other factors is recognized in other comprehensive income.  The adoption of updated guidance under ASC 320-10 had an impact on the amounts reported in the consolidated financial statements as impairment charges (credit losses) on bank pooled trust preferred securities of $2.1 million were recognized during the year end December 31, 2009.  In addition, a cumulative effect adjustment of $537,000 was recorded to reclassify the non-credit component at December 31, 2008 of previously recognized OTTI charge within shareholders’ equity between retained earnings and accumulated other comprehensive loss.

The Company realized gross losses due to impairment charges on pooled trust securities of $2.1 million for the year ended December 31, 2009.  The Company realized gross gains on the sale of securities of $5,000 for the year ended December 31, 2008.

At December 31, 2009 and 2008, investment securities in the amount of approximately $25.8 million and $14.1 million   respectively, were pledged as collateral for public deposits and certain other deposits as required by law.

Temporarily impaired securities as of December 31, 2009 are as follows:

(Dollars in thousands)	Less than 12 months		12 Months or more		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage Backed Securities	$60	$-	$32	$1	$92	$1
Municipal Securities	3,573	131	3,412	720	6,985	851
Corporate Bonds	-	-	-	-	-	-
Agency Bonds	18,844	147	-	-	18,844	147
Trust Preferred Securities	-	-	3,926	2,863	3,926	2,863
Other Securities	41	-	63	26	104	26
Total Temporarily Impaired Securities	$22,518	$278	$7,433	$3,610	$29,951	$3,888

The impairment of the investment portfolio at December 31, 2009 totaled $3.9 million with a total fair value of $30.0 million at December 31, 2009.  The unrealized loss for the bank pooled trust preferred securities was due to the secondary market for such securities becoming inactive and is considered temporary at December 31, 2009. The unrealized loss on the remaining securities is due to changes in market value resulting from changes in market interest rates and is considered temporary.

Temporarily impaired securities as of December 31, 2008 are as follows:

(Dollars in thousands)	Less than 12 months		12 Months or more		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
US Government Agencies	$-	$-	$-	$-	$-	$-
Mortgage Backed Securities	19	-	95	4	114	4
Municipal Securities	4,878	549	2,030	416	6,908	965
Corporate Bonds	1,991	4	-	-	1,991	4
Trust Preferred Securities	93	85	3,278	2,986	3,371	3,071
Other Securities	-	-	60	28	60	28
Total Temporarily Impaired Securities	$6,981	$638	$5,463	$3,434	$12,444	$4,072

5.      Loans Receivable

The following table sets forth the Company’s gross loans by major categories at December 31,

(Dollars in thousands)	2009	2008

Commercial	$88,926	$97,777
Owner occupied	85,481	71,821
Total commercial	174,407	169,598

Consumer and residential	22,359	27,915
Commercial real estate	497,494	586,066
Total loans receivable	694,260	783,579
Less deferred loan fees	(442)	(497)
Less allowance for loan losses	(12,841)	(8,409)

Net loans receivable	$680,977	$774,673

A loan is considered impaired, in accordance with ASC 310, when based on current information and events, it is probable that the Company will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan.  Impaired loans include nonperforming commercial loans, but also include internally classified accruing loans.  There were no troubled debt restructurings at December 31, 2009 and 2008.

The following table presents the Company’s impaired loans at December 31, 2009 and 2008.

(Dollars in thousands)	2009	2008

Impaired loans without a valuation allowance	$80,896	$-
Impaired loans with a valuation allowance	43,458	18,280
Total impaired loans	$124,354	$18,280

Valuation allowance related to impaired loans	$7,099	$2,400
Total nonaccrual loans	26,034	$17,333
Total loans past-due ninety days or more and still accruing	-	-

For the years ended December 31, 2009, 2008 and 2007, the average recorded investment in impaired loans was approximately $79.2 million, $10.6 million and $16.1 million respectively.  Republic earned $5.4 million and $70,000 of interest income on impaired loans (internally classified accruing loans) in 2009 and 2008 respectively.  Republic recognized interest income on a cash basis on impaired loans of  $5.2 million and $66,000 in 2009 and 2008, respectively.  Republic did not realize any interest on impaired loans during 2007.  There were no commitments to extend credit to any borrowers with impaired loans as of the end of the periods presented herein.

As of December 31, 2009 and 2008, there were loans of approximately $26.0 million and $17.3 million respectively, which were classified as non-accrual. If these loans were performing under their original contractual rate, interest income on such loans would have increased approximately $1.2 million, $0.6 million, and $1.4 million for 2009, 2008 and 2007 respectively.  There were no loans past due 90 days and accruing at December 31, 2009 and December 31, 2008.

Included in loans are loans due from directors and other related parties of $51.0 million at December 31, 2009 and 2008.  All loans made to directors have substantially the same terms and interest rates as other bank borrowers.  The Board of Directors approves loans to individual directors to confirm that collateral requirements, terms and rates are comparable to other borrowers and are in compliance with underwriting policies.  The following presents the activity in amount due from directors and other related parties for the years ended December 31, 2009 and 2008.

(Dollars in thousands)	2009	2008

Balance at beginning of year	$50,950	$13,874
Additions	759	42,919
Repayments	(706)	(5,843)
Balance at end of year	$51,003	$50,950

6.      Allowances for Loan Losses

Change in the allowance for loan losses for the years ended December 31, are as follows:

(Dollars in thousands)	2009	2008	2007

Balance at beginning of year	$8,409	$8,508	$8,058
Charge-offs	(9,770)	(7,797)	(1,506)
Recoveries	2	199	366
Provision for loan losses	14,200	7,499	1,590
Balance at end of year	$12,841	$8,409	$8,508

7.      Premises and Equipment

A summary of premises and equipment is as follows:

(Dollars in thousands)	Useful lives	2009	2008

Land	Indefinite	$200	$200
Bank building	40 years	999	845
Leasehold improvements	1 to 30 years	17,322	10,248
Furniture and equipment	3 to 13 years	12,406	11,607
Construction in process		6,192	2,373
		37,119	25,273
Less accumulated depreciation		(12,629)	(11,064)
Net premises and equipment		$24,490	$14,209

Depreciation expense on premises, equipment and leasehold improvements amounted to approximately $1.9 million, $1.3 million and $1.4 million in 2009, 2008 and 2007 respectively. Construction in process mainly represents costs incurred for the selection and development of future branch locations. Costs to complete these projects are estimated to be $10.3 million as of December 31, 2009, subject to re-evaluation based on the disclosure of the termination of the Metro merger agreement provided in Footnote 1.

8.      Borrowings

Republic has a line of credit with the Federal Home Loan Bank (“FHLB”) of Pittsburgh, collateralized by loans and securities, with a maximum borrowing capacity of $256.1 million as of December 31, 2009. This maximum borrowing capacity is based on certain qualifying assets held on Republic’s balance sheet. As of December 31, 2009 and 2008, there was $25.0 million of term advances against this line of credit which matures in June 2010.  The interest rates on the term advances at December 31, 2009 and 2008 was 3.36%.  As of December 31, 2009 there were no overnight advances outstanding against this line, compared to $67.3 million at December 31, 2008.  The interest rate on the overnight advance at December 31, 2008 was 0.59%.  The maximum amount of term advances outstanding at any month-end was $25.0 million during 2009 and 2008.  The maximum amount of overnight borrowings outstanding at any month-end was $58.6 million in 2009 and $148.7 million in 2008.

Republic has a line of credit for $15.0 million available for the purchase of federal funds through a correspondent bank. At December 31, 2009 and 2008, Republic had no amount outstanding against this line.  The maximum amount of overnight advances on this line at any month end was $0 in 2009 and $15.0 million in 2008.

Republic had uncollateralized overnight advances with a depository institution at December 31, 2008, of $10.0 million.  The interest rate on this overnight advance at December 31, 2008 was 0.70%.  The maximum amount of such overnight advances outstanding at any month-end was $10.0 million in 2009 and $20.0 million in 2008.  Average amounts outstanding of overnight advances for 2009, 2008, and 2007 were $0.8 million, $17.9 million, and $14.0 million, respectively; and the related weighted average interest rates for 2009, 2008, and 2007 were 0.76%, 2.53%, and 5.25%, respectively.

Subordinated debt and corporation-obligated-mandatorily redeemable capital securities of subsidiary trust holding solely junior obligations of the corporation:

The Company has sponsored three outstanding issues of corporation-obligated mandatorily redeemable capital securities of a subsidiary trust holding solely junior subordinated debentures of the corporation, more commonly known as trust preferred securities. The subsidiary trusts are not consolidated with the Company for financial reporting purposes.  The purpose of the issuances of these securities was to increase capital.  The trust preferred securities qualify as Tier 1 capital for regulatory purposes in amounts up to 25% of total Tier 1 capital.

In December 2006, Republic Capital Trust II (“Trust II”) issued $6.0 million of trust preferred securities to investors and $0.2 million of common securities to the Company.  Trust II purchased $6.2 million of junior subordinated debentures of the  Company due 2037, and the Company used the proceeds to call the securities of Republic Capital Trust I (“Trust I”).  The debentures supporting Trust II have a variable interest rate, adjustable quarterly, at 1.73% over the 3-month Libor.  The Company may call the securities on any interest payment date after five years.

On June 28, 2007, the Company caused Republic Capital Trust III (“Trust III”), through a pooled offering, to issue $5.0 million of trust preferred securities to investors and $0.2 million common securities to the Company.  Trust III purchased $5.2 million of junior subordinated debentures of the Company due 2037, which have a variable interest rate, adjustable quarterly, at 1.55% over the 3 month Libor.  The Company has the ability to call the securities or any interest payment date after five years, without a prepayment penalty, notwithstanding their final 30 year maturity.

On June 10, 2008, the Company caused Republic First Bancorp Capital Trust IV (“Trust IV”) to issue $10.8 million of convertible trust preferred securities in June 2008 as part of the Company’s strategic capital plan.  The securities were purchased by various investors, including Vernon W. Hill, II, founder and chairman (retired) of Commerce Bancorp, former director of Metro and, since the investment, a consultant to the Company, a family trust of Harry D. Madonna, chairman, president and chief executive officer of the Company, and Theodore J. Flocco, Jr., who, since the investment, has been a director of the Company.  Trust IV also issued $0.4 million of common securities to the Company.  Trust IV purchased $11.1 million of junior subordinated debentures due 2038, which pay interest at an annual rate of 8.0% and are callable after the fifth year.  The trust preferred securities of Trust IV are convertible into approximately 1.7 million shares of common stock of the Company, based on a conversion price of $6.50 per share of Company common stock and at December 31, 2009 were fully convertible.

9.      Deposits

The following is a breakdown, by contractual maturities of the Company’s time certificate of deposits for the years 2010 through 2014, which includes brokered certificates of deposit of approximately $24.1 million with original terms of six months.

(Dollars in thousands)	2010	2011	2012	2013	2014	Thereafter	Total

Time Certificates of Deposit	$371,565	$2,918	$1,095	$736	$940	$-	$377,254

Deposits of related parties totaled $50.0 million and $45.1 million at December 31, 2009 and 2008, respectively.

10.      Income Taxes

The following represents the components of income tax (benefit) expense for the years ended December 31, 2009, 2008 and 2007, respectively.

(Dollars in thousands)	2009	2008	2007
Current (benefit) provision
Federal	$(3,201)	$(587)	$3,429
State	10	282	-
Total Current	(3,191)	(305)	3,429
Deferred	(3,032)	(472)	(156)
Total (benefit) provision for income taxes	$(6,223)	$(777)	$3,273

The following table accounts for the difference between the actual tax provision and the amount obtained by applying the statutory federal income tax rate of 35.0% for the years ended December 31, 2009 and 2007 and 34.0% for the year ended December 31, 2008.

(Dollars in thousands)	2009	2008	2007

Tax provision computed at statutory rate	$(6,183)	$(425)	$3,556
State taxes, net of federal benefit	6	1	-
Tax exempt interest	(152)	(144)	(189)
Bank owned life insurance	(89)	(136)	(144)
Transaction costs related to merger	-	84	-
Other	195	(157)	50
Total (benefit) provision for income taxes	$(6,223)	$(777)	$3,273

The approximate tax effect of each type of temporary difference that gives rise to net deferred tax assets included in other assets in the accompanying consolidated balance sheets at December 31, 2009 and 2008 are as follows:

	2009	2008

Allowance for loan losses	$4,611	$2,992
Deferred compensation	612	654
Unrealized (gain) loss on securities available for sale	378	779
Realized loss in other than temporary impairment charge	960	517
Interest income on non-accrual loans	578	199
Deferred loan costs	(487)	(537)
Other	208	(375)
Net deferred tax asset	$6,860	$4,229

The realizability of the deferred tax asset is dependent upon a variety of factors, including the generation of future taxable income, the existence of taxes paid and recoverable, the reversal of deferred tax liabilities and tax planning strategies. Based upon these and other factors, management believes that it is more likely than not that the Company will realize the benefits of these deferred tax assets, as the Company now has the ability to carry back losses five years to recover these deferred tax assets.  All tax years for which the Internal Revenue Service has statutory authority to conduct audits are open.  There is an audit currently in progress on the tax years ending December 31, 2008, 2007 and 2006.

The Company adopted the provisions of FASB ASC 240, Accounting for Uncertainty in Income Taxes on January 1, 2007.  As a result of the implementation of this guidance, the Company maintains a $168,000 liability for unrecognized tax benefits  associated with tax positions related to the current year and prior years.  The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.  At December 31, 2009, $68,000 is accrued for interest and penalties.

11.      Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements.

Credit risk is defined as the possibility of sustaining a loss due to the failure of the other parties to a financial instrument to perform in accordance with the terms of the contract. The maximum exposure to credit loss under commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Company uses the same underwriting standards and policies in making credit commitments as it does for on-balance-sheet instruments.

Financial instruments whose contract amounts represent potential credit risk are commitments to extend credit of approximately $68.6 million and $83.1 million and standby letters of credit of approximately $3.7 million and $5.3 million at December 31, 2009 and 2008, respectively.  Commitments often expire without being drawn upon. Of the $68.6 million of commitments to extend credit at December 31, 2008, substantially all were variable rate commitments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and many require the payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management’s credit evaluation of the customer. Collateral held varies but may include real estate, marketable securities, pledged deposits, equipment and accounts receivable.

Standby letters of credit are conditional commitments issued that guarantee the performance of a customer to a third party. The credit risk and collateral policy involved in issuing letters of credit is essentially the same as that involved in extending loan commitments. The amount of collateral obtained is based on management’s credit evaluation of the customer. Collateral held varies but may include real estate, marketable securities, pledged deposits, equipment and accounts receivable.  Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees.  The current amount of liability as of December 31, 2009 and 2008 for guarantees under standby letters of credit issued is not material.

12.      Commitments and Contingencies

Lease Arrangements

As of December 31, 2009, the Company had entered into non-cancelable leases expiring through August 31, 2037, including renewal options. The leases are accounted for as operating leases. The minimum annual rental payments required under these leases are as follows:

(Dollars in thousands)
Year Ended	Amount

2010	$2,118
2011	2,178
2012	2,234
2013	2,289
2014	2,331
Thereafter	37,113
Total	$48,263

The Company incurred rent expense of $1.8 million, $1.6 million and $1.4 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Employment Agreements

The Company has entered into an employment agreement with the CEO of the Company which provides for the payment of base salary and certain benefits through the year 2012. The aggregate commitment for future salaries and benefits under this employment agreement at December 31, 2009 is approximately $1.3 million.

Other

The Company and Republic are from time to time a party (plaintiff or defendant) to lawsuits that are in the normal course of business. While any litigation involves an element of uncertainty, management is of the opinion that the liability of the Company and Republic, if any, resulting from such actions will not have a material effect on the financial condition or results of operations of the Company and Republic.

13.      Regulatory Capital

Dividend payments by Republic to the Company are subject to the Pennsylvania Banking Code of 1965 (the “Banking Code”) and the Federal Deposit Insurance Act (the “FDIA”). Under the Banking Code, no dividends may be paid except from “accumulated net earnings” (generally, undivided profits). Under the FDIA, an insured bank may pay no dividends if the bank is in arrears in the payment of any insurance assessment due to the FDIC. Under current banking laws, Republic would be limited to $45.4 million of dividends plus an additional amount equal to its net profit for 2010, up to the date of any such dividend declaration. However, dividends would be further limited in order to maintain capital ratios.

State and Federal regulatory authorities have adopted standards for the maintenance of adequate levels of capital by Republic. Federal banking agencies impose three minimum capital requirements on the Company’s risk-based capital ratios based on total capital, Tier 1 capital, and a leverage capital ratio. The risk-based capital ratios measure the adequacy of a bank’s capital against the riskiness of its assets and off-balance sheet activities. Failure to maintain adequate capital is a basis for “prompt corrective action” or other regulatory enforcement action. In assessing a bank’s capital adequacy, regulators also consider other factors such as interest rate risk exposure; liquidity, funding and market risks; quality and level or earnings; concentrations of credit; quality of loans and investments; risks of any nontraditional activities; effectiveness of bank policies; and management’s overall ability to monitor and control risks.

Management believes that Republic met, as of December 31, 2009, all capital adequacy requirements to which it is subject. As of December 31, 2009, the FDIC categorized Republic as well capitalized under the regulatory framework for prompt corrective action provisions of the Federal Deposit Insurance Act.  There are no calculations or events since that notification that management believes have changed Republic’s category.

The following table presents the Company’s and Republic’s capital regulatory ratios at December 31, 2009 and 2008:

	Actual		For Capital Adequacy Purposes		To be well capitalized under regulatory capital guidelines
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio

At December 31, 2009
Total risk based capital
Republic	$89,786	11.55%	$62,204	8.00%	$77,755	10.00%
Company	102,527	13.14%	62,399	8.00%	-	-

Tier one risk based capital
Republic	80,028	10.29%	31,102	4.00%	46,653	6.00%
Company	92,739	11.89%	31,200	4.00%	-	-

Tier one leverage capital
Republic	80,028	8.10%	39,544	4.00%	49,430	5.00%
Company	92,739	9.36%	39,640	4.00%	-	-

At December 31, 2008
Total risk based capital
Republic	$99,329	11.90%	$66,750	8.00%	$83,437	10.00%
Company	110,927	13.26%	66,915	8.00%	-	-

Tier one risk based capital
Republic	90,921	10.90%	33,375	4.00%	50,062	6.00%
Company	102,518	12.26%	33,458	4.00%	-	-

Tier one leverage capital
Republic	90,921	9.91%	36,712	4.00%	45,890	5.00%
Company	102,518	11.14%	36,801	4.00%	-	-

14.      Benefit Plans

Defined Contribution Plan

The Company has a defined contribution plan pursuant to the provision of 401(k) of the Internal Revenue Code. The Plan covers all full-time employees who meet age and service requirements. The plan provides for elective employee contributions with a matching contribution from the Company limited to 4% of total salary. The total expense charged to Republic, and included in salaries and employee benefits relating to the plan was $274,000 in 2009, $251,000 in 2008 and $249,000 in 2007.

Directors’ and Officers’ Plans

The Company has agreements with insurance companies to provide for an annuity payment upon the retirement or death of certain Directors and Officers, ranging from $15,000 to $25,000 per year for ten years. The agreements were modified for most participants in 2001, to establish a minimum age of 65 to qualify for the payments. All participants are fully vested. The accrued benefits under the plan at December 31, 2009, 2008 and 2007 totaled $1.4 million, $1.4 million, and $1.5 million, respectively. The expense for the years ended December 31, 2009, 2008 and 2007, totaled $53,000, $68,000, and $71,000, respectively. The Company funded the plan through the purchase of certain life insurance contracts. The cash surrender value of these contracts (owned by the Company) aggregated $2.3 million and $2.2 million at December 31, 2009 and 2008, respectively, which is included in other assets.

The Company maintains a deferred compensation plan for the benefit of certain officers and directors.  As of December 31, 2009, no additional individuals may participate in the plan.  The plan permits certain participants to make elective contributions to their accounts, subject to applicable provisions of the Internal Revenue Code.  In addition, the Company may make discretionary contributions to participant accounts.  Company contributions are subject to vesting, and generally vest three years after the end of the plan year to which the contribution applies, subject to acceleration of vesting upon certain changes in control (as defined in the plan) and to forfeiture upon termination for cause (as defined in the plan).  Participant accounts are adjusted to reflect contributions and distributions, and income, gains, losses, and expenses as if the accounts had been invested in permitted investments selected by the participants, including Company common stock.  The plan provides for distributions upon retirement and, subject to applicable limitations under the Internal Revenue Code, limited hardship withdrawals.  As of December 31, 2009, $283,000 in benefits were vested.  Expense recognized for the deferred compensation plan for 2009, 2008, and 2007 was $95,000, $36,000 and $194,000, respectively.  Although the plan is an unfunded plan, and does not require the Company to segregate any assets, the Company has purchased shares of Company common stock in anticipation of its obligation to pay benefits under the plan.  Such shares are classified in the financial statements as stock held by deferred compensation plan.  The Company purchased approximately 63,800, 53,800 and 38,000 shares of the Company common stock for $499,000, $318,000 and $355,000 in 2009, 2008 and 2007, respectively.  Approximately 35,554 shares of Company common stock were forfeited and transferred from stock held by deferred compensation plan to treasury stock at a value of $340,000 in 2008.  Also, approximately 35,554 shares were transferred from treasury stock to stock held by deferred compensation plan at a value of $234,000 in 2008.  As of December 31, 2009, approximately 140,554 shares of Company common stock were classified as stock held by deferred compensation plan.

15.      Fair Value Measurements and Fair Values of Financial Instruments

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique.  Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated.  The estimated fair value amounts have been measured as of their respective year-ends and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates.  As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

The Company follows the guidance issued under ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value under GAAP, and identifies required disclosures on fair value measurements.

ASC 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC 820-10 are as follows:

•	Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

An asset’s or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2009 and December 31, 2008 are as follows:

Description	December 31, 2009	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
(In Thousands)
Securities available for sale	$185,404	$-	$181,479	$3,926

Description	December 31, 2008	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
(In Thousands)
Securities available for sale	$83,032	$-	$78,100	$4,932

The following table presents a reconciliation of the securities available for sale measured at fair value on recurring basis using significant unobservable inputs (Level 3) for the year ended December 31:

	2009	2008
(In Thousands)

Beginning Balance, January 1,	$4,932	$-
Securities transferred to Level 3 measurement	-	9,986
Unrealized gains/ (losses)	208	(2,999)
Impairment charges on Level 3 securities	(2,073)	(1,438)
Adjustment for non-credit component of previously recognized OTTI	837	-
Other, including proceeds from calls of investment securities	22	(617)
Ending balance, December 31,	$3,926	$4,932

For assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used December 31, 2009 and December 31, 2008 are as follows:

Description	December 31, 2009	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
(In thousands)
Impaired loans	$117,256	$-	$-	$117,256
Other real estate owned	$13,611	$-	$-	$13,611

Description	December 31, 2008	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
(In thousands)
Impaired loans	$15,934	$-	$-	$15,934
Other real estate owned	$8,580	$-	$-	$8,580

The recorded investment in impaired loans totaled $124.4 million at December 31, 2009 and $18.3 million at December 31, 2008.  The amounts of related valuation allowances were $7.1 million and $2.4 million respectively at those dates.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities.  Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures and those of other companies may not be meaningful.  The following methods and assumptions were used to estimate the fair values of the Company’s financial instruments at December 31, 2009 and December 31, 2008:

Cash and Cash Equivalents (Carried at Cost)

The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets’ fair values.

Investment Securities

The fair value of securities available for sale (carried at fair value) and held to maturity (carried at amortized cost) are determined by obtaining matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices.  For certain securities which are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence (Level 3).  In the absence of such evidence, management’s best estimate is used.  Management’s best estimate consists of both internal and external support on certain Level 3 investments.  Internal cash flow models using a present value formula that includes assumptions market participants would use along with indicative exit pricing obtained from broker/dealers (where available) were used to support fair values of certain Level 3 investments.

 The types of instruments valued based on matrix pricing in active markets include all of the Company’s U.S. government and agency securities, municipal obligations and corporate bonds. Such instruments are generally classified within level 2 of the fair value hierarchy. As required by ASC 820-10, the Company does not adjust the matrix pricing for such instruments.

Level 3 is for positions that are not traded in active markets or are subject to transfer restrictions, and may be adjusted to reflect illiquidity and/or non-transferability, with such adjustment generally based on available market evidence. In the absence of such evidence, management’s best estimate is used. Subsequent to inception, management only changes level 3 inputs and assumptions when corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt markets, and changes in financial ratios or cash flows.

The Level 3 investment securities classified as available for sale are comprised of various issues of bank pooled trust preferred securities. Bank pooled trust preferred consists of the debt instruments of various banks, diversified by the number of participants in the security as well as geographically. The securities are performing according to terms, however the secondary market for such securities has become inactive, and such securities are therefore classified as Level 3 securities. The fair value analysis does not reflect or represent the actual terms or prices at which any party could purchase the securities. There is currently no secondary market for the securities and there can be no assurance that any secondary market for the securities will develop.

A third party pricing service was used in the development of the fair market valuation. The calculations used to determine fair value are based on the attributes of the bank pooled trust preferred securities, the financial condition of the issuers of the bank pooled trust preferred securities, and market based assumptions. The INTEX CDO Deal Model Library was utilized to obtain information regarding the attributes of each security and its specific collateral as of December 31, 2009 and 2008. Financial information on the issuers was also obtained from Bloomberg, the FDIC and the Office of Thrift Supervision. Both published and unpublished industry sources were utilized in estimating fair value. Such information includes loan prepayment speed assumptions, discount rates, default rates, and loss severity percentages. Due to the current state of the global capital and financial markets, the fair market valuation is subject to greater uncertainty that would otherwise exist.

Fair market valuation for each security was determined based on discounted cash flow analyses. The cash flows are primarily dependent on the estimated speeds at which the bank pooled trust preferred securities are expected to prepay, the estimated rates at which the bank pooled trust preferred securities are expected to defer payments, the estimated rates at which the bank pooled trust preferred securities are expected to default, and the severity of the losses on securities which default.

Prepayment Assumptions.  Due to the lack of new bank pooled trust preferred issuances and the relativity poor conditions of the financial institution industry, the rate of voluntary prepayments are estimated at 0%.

Prepayments affect the securities in three ways. First, prepayments lower the absolute amount of excess spread, an important credit enhancement. Second, the prepayments are directed to the senior tranches, the effect of which is to increase the overcollateralization of the mezzanine layer, the layer at which the Company is located in each of the securities. However, the prepayments can lead to adverse selection in which the strongest institutions have prepaid, leaving the weaker institutions in the pool, thus mitigating the effect of the increased overcollateralization. Third, prepayments can limit the numeric and geographic diversity of the pool, leading to concentration risks.

Deferral and Default Rates. Bank pooled trust preferred securities include a provision that allows the issuing bank to defer interest payments for up to five years. The estimates for the rates of deferral are based on the financial condition of the trust preferred issuers in the pool. Estimates for the conditional default rates are based on the bank pooled trust preferred securities themselves as well as the financial condition of the trust preferred issuers in the pool.

Estimates for the near-term rates of deferral and conditional default are based on key financial ratios relating to the financial institutions’ capitalization, asset quality, profitability and liquidity. Each bank in each security is evaluated based on ratings from outside services including Standard & Poors, Moodys, Fitch, Bankrate.com and The Street.com. Recent stock price information is also considered, as well as the 52 week high and low, for each bank in each security. Finally, the receipt of TARP funding is considered, and if so, the amount.

Estimates for longer term rates of deferral and defaults are based on historical averages based on a research report issued by Salomon Smith Barney in 2002. Default is defined as any instance when a regulator takes an active role in a bank’s operations under a supervisory action. This definition of default is distinct from failure. A bank is considered to have defaulted if it falls below minimum capital requirements or becomes subject to regulatory actions including a written agreement, or a cease and desist order.  The rates of deferral and conditional default are estimated at 0.36%.

Loss Severity. The fact that an issuer defaults on a loan, does not necessarily mean that the investor will lose all of their investment. Thus, it is important to understand not only the default assumption, but also the expected loss given a default, or the loss severity assumption.  Both Standard & Poors and Moody’s Analytics have performed and published research that indicates that recoveries on bank pooled trust preferred securities are low (less than 20%). The loss severity estimates are estimated at a range of 80% to 100%.

Ratings Agencies. The major ratings agencies have recently been cutting the ratings on various bank pooled trust preferred securities

Bond Waterfall. The bank pooled trust preferred securities have several tranches: Senior tranches, Mezzanine tranches and the Residual or income tranches. The Company invested in the mezzanine tranches for all of its bank pooled trust preferred securities. The Senior and Mezzanine tranches were over collateralized at issuance, meaning that the par value of the underlying collateral was more than the balance issued on the tranches. The terms generally provide that if the performing collateral balances fall below certain triggers, then income is diverted from the residual tranches to pay the Senior and Mezzanine tranches. However, if significant deferrals occur, income could also be diverted from the Mezzanine tranches to pay the Senior tranches.

Internal Rate of Return. Internal rates of return are the pre-tax yield rates used to discount the future cash flow stream expected from the collateral cash flow. The marketplace for the bank pooled trust preferred securities at December 31, 2009 and December 31, 2008 was not active. This is evidenced by a significant widening of the bid/ask spreads the markets in which the bank pooled trust preferred securities trade and then by a significant decrease in the volume of trades relative to historical levels. The new issue market is also inactive.

ASC 820-10 provides guidance on the discount rates to be used when a market is not active. The discount rate should take into account the time value of money, price for bearing the uncertainty in the cash flows and other case specific factors that would be considered by market participants, including a liquidity adjustment. The discount rate used is a LIBOR 3-month forward-looking curve plus 700 basis points.

Loans Receivable (Carried at Cost)

The fair values of loans are estimated using discounted cash flow analyses, using market rates at the balance sheet date that reflect the credit and interest rate-risk inherent in the loans.  Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal.  Generally, for variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.

Other Real Estate Owned (Carried at Market Value)

These assets are carried at the lower of cost or market.  At December 31, 2009 these assets are carried at current market value.

Restricted Stock (Carried at Cost)

The carrying amount of restricted stock approximates fair value, and considers the limited marketability of such securities.

Accrued Interest Receivable and Payable (Carried at Cost)

The carrying amount of accrued interest receivable and accrued interest payable approximates its fair value.

Deposit Liabilities (Carried at Cost)

The fair values disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts).  Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-Term Borrowings (Carried at Cost)

The carrying amounts of short-term borrowings approximate their fair values.

FHLB Advances (Carried at Cost)

Fair values of FHLB advances are estimated using discounted cash flow analysis, based on quoted prices for new FHLB advances with similar credit risk characteristics, terms and remaining maturity.  These prices obtained from this active market represent a market value that is deemed to represent the transfer price if the liability were assumed by a third party.

Subordinated Debt (Carried at Cost)

Fair values of subordinated debt are estimated using discounted cash flow analysis, based on market rates currently offered on such debt with similar credit risk characteristics, terms and remaining maturity.

Off-Balance Sheet Financial Instruments (Disclosed at Notional amounts)

Fair values for the Company’s off-balance sheet financial instruments (lending commitments and letters of credit) are based on fees currently charged in the market to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties’ credit standing.

The estimated fair values of the Company’s financial instruments were as follows at December 31, 2009 and December 31, 2008.

	December 31, 2009		December 31, 2008
(Dollars in Thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Balance Sheet Data:
Financial Assets:
Cash and cash equivalents	$55,618	$55,618	$34,418	$34,418
Investment securities available for sale	185,404	185,404	83,032	83,032
Investment securities held to maturity	155	165	198	214
Restricted stock	6,836	6,836	6,836	6,836
Loans receivable, net	680,977	674,581	774,673	774,477
Other real estate owned	13,611	13,611	8,580	8,580
Accrued interest receivable	3,957	3,957	3,939	3,939

Financial Liabilities:
Deposits:
Demand, savings and money market	$505,640	$505,640	$345,501	$345,501
Time	377,254	379,090	393,666	395,570
Subordinated debt	22,476	14,609	22,476	12,362
Short-term borrowings	-	-	77,309	77,309
FHLB advances	25,000	25,291	25,000	26,031
Accrued interest payable	1,826	1,826	2,540	2,540

Off Balance Sheet financial instruments
Commitments to extend credit	-	-	-	-
Standby letters-of-credit	-	-	-	-

16.      Stock Based Compensation

The Company maintains the Amendment and Restatement No. 3 of the Stock Options Plan and Restricted Stock Plan of Republic First Bancorp, Inc. (“Plan”), under which the Company may grant options, restricted stock or stock appreciation rights to the Company’s employees, directors, and certain consultants.  Under the terms of the Plan, 1.5 million shares of common stock, plus an annual increase equal to the number of shares needed to restore the maximum number of shares that may be available for grant under the Plan to 1.5 million shares, are available for such grants.  As of December 31, 2009, the only grants under the Plan have been option grants.  The Plan provides that the exercise price of each option granted equals the market price of the Company’s stock on the date of grant. Any option granted vests within one to five years and has a maximum term of ten years. The Black-Scholes option pricing model is utilized to determine the fair value of stock options. In 2009, the following assumptions were utilized: a dividend yield of 0%; expected volatility of 21.58% to 27.61%; a risk-free interest rate of 1.99% to 3.31%; and an expected life of 7.0 years.  In 2008 the following assumptions were utilized: a dividend yield of 0%; expected volatility of 24.98% to 34.52%; risk-free interest rate of 2.49% to 3.37% and an expected life of 7.0 years.  In 2007 the following assumptions were utilized:  a dividend yield of 0%; expected volatility of 25.24%; risk-free interest rate of 4.70% and an expected life of 7.0 years.  A dividend yield of 0% is utilized, because cash dividends have never been paid. The expected life reflects a 3 to 4 year “all or nothing” vesting period, the maximum ten year term and review of historical behavior. The volatility was based on Bloomberg’s seven year volatility calculation for “FRBK” stock. The risk-free interest rate is based on the seven year Treasury bond. 25,850 shares vested in 2009 compared to 12,000 shares vested in 2008.  Expense is recognized ratably over the period required to vest.  At January 1, 2009, there were 236,350 unvested options with a fair value of $827,755 with $599,551 of that amount remaining to be recognized as expense.  At December 31, 2009 there were 328,700 unvested options with a fair value of $906,844 with $563,950 of that amount remaining to be expensed.   At that date, the intrinsic value of the 544,304 options outstanding was $19,449, while the intrinsic value of the 215,604 exercisable (vested) was also $19,449. During 2009, 11,000 options were forfeited with a weighted average grant fair value of $50,670.

A summary of the status of the Company’s stock options under the Plan as of December 31, 2009, 2008 and 2007 and changes during the years ended December 31, 2009, 2008 and 2007 are presented below:

	For the Years Ended December 31,
	2009		2008		2007
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	467,988	$8.33	737,841	$6.39	661,449	$5.55
Granted	129,200	6.28	189,000	7.84	99,000	11.77
Exercised	(34,287)	4.84	(310,440)	3.00	(16,558)	2.81
Forfeited	(18,597)	9.46	(148,413)	9.20	(6,050)	12.14
Outstanding, end of year	544,304	8.03	467,988	8.33	737,841	6.39
Options exercisable at year-end	215,604	8.61	231,638	7.61	632,791	5.49

Weighted average fair value of options granted during the year		$2.12		$3.20		$4.61

	For the Years Ended December 31,
	2009	2008
Number of Options exercised	34,287	310,440
Cash received	$165,950	$930,321
Intrinsic value	$101,011	$963,561
Tax benefit	$35,354	$337,246

The following table summarizes information about options outstanding at December 31, 2009.

	Options outstanding			Options exercisable
Range of exercise Prices	Number outstanding at December 31, 2009	Weighted Average remaining contractual life (years)	Weighted Average exercise price	Shares	Weighted Average Exercise Price
$1.81	7,453	1.0	$1.81	7,453	$1.81
$2.77	743	2.1	2.77	743	2.77
$5.70 to $8.72	381,699	7.9	7.06	80,499	6.26
$9.93 to $12.13	154,409	6.0	10.76	126,909	10.54
	544,304		$8.03	215,604	$8.61

	For the Year Ended December 31, 2009
	Number of Shares	Weighted average grant date fair value
Nonvested at beginning of year	236,350	$3.50
Granted	129,200	2.12
Vested	(25,850)	4.72
Forfeited	(11,000)	4.61
Nonvested at end of year	328,700	$2.76

Compensation expense of $278,000, $115,000, and $125,000 was recognized during the years ended December 31, 2009, 2008 and 2007, respectively.  In each of those years, a 35% assumed tax benefit for the plan was calculated.

17.      Segment Reporting

The Company has one reportable segment: community banking.  The community bank segments primarily encompasses the commercial loan and deposit activities of Republic, as well as consumer loan products in the area surrounding its branches.

18.     Transactions with Affiliate

At December 31, 2009 and 2008, Republic had outstanding balances of $19.9 million and $21.6 million, respectively, of commercial loans, which had been participated to First Bank of Delaware (“FBD”), a wholly owned subsidiary of the Company prior to January 1, 2005.  As of December 31, 2009 and 2008 Republic had outstanding balances of $23.6 million and $37.2 million of commercial loan balances it had purchased from FBD.  The above loan participations and sales were made at arms length.  They are made as a result of lending limit and other regulatory requirements.

19.      Parent Company Financial Information

The following financial statements for Republic First Bancorp, Inc. should be read in conjunction with the consolidated financial statements and the other notes related to the consolidated financial statements.

BALANCE SHEETS
December 31, 2009 and 2008
(Dollars in thousands)

	2009	2008
ASSETS
Cash	$11,702	$11,579
Corporation-obligated mandatorily redeemable capital securities of subsidiary trust holding junior obligations of the corporation	676	676
Investment in subsidiaries	79,354	89,530
Other assets	1,737	1,395
Total Assets	$93,469	$103,180

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Accrued expenses	$729	$1,377
Corporation-obligated mandatorily redeemable
securities of subsidiary trust holding solely junior
subordinated debentures of the corporation	22,476	22,476
Total Liabilities	23,205	23,853

Shareholders’ Equity:
Total Shareholders’ Equity	70,264	79,327
Total Liabilities and Shareholders’ Equity	$93,469	$103,180

STATEMENTS OF OPERATIONS AND CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2009, 2008 and 2007
(Dollars in thousands)
	2009	2008	2007
Interest income	$36	$32	$19
Dividend income from subsidiaries	1,368	1,112	2,006
Total income	1,404	1,144	2,025
Trust preferred interest expense	1,190	1,054	631
Expenses	214	90	89
Total expenses	1,404	1,144	720
Net income before taxes	-	-	1,305
Federal income tax	-	-	-
Income before undistributed income of subsidiaries	-	-	1,305
Total equity in undistributed income (loss) of subsidiaries	(11,442)	(472)	5,580
Net income (loss)	$(11,442)	$(472)	$6,885

Shareholders’ equity, beginning of year	$79,327	$80,467	$74,734
Stock based compensation	278	115	125
Exercise of stock options	166	931	47
Purchase of treasury shares	-	-	(1,305)
Tax benefit of stock options exercises	14	265	348
Deferred compensation plan distributions and transfers	1,167	-	-
Stock purchase for deferred compensation plan	(499)	(318)	(355)
Net income (loss)	(11,442)	(472)	6,885
Change in unrealized (loss) gain on securities available for sale	1,253	(1,661)	(12)
Shareholders’ equity, end of year	$70,264	$79,327	$80,467

STATEMENTS OF CASH FLOWS
For the years ended December 31, 2009, 2008 and 2007
(Dollars in thousands)
	2009	2008	2007
Cash flows from operating activities:
Net income (loss)	$(11,442)	$(472)	$6,885
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Deferred compensation plan distributions and transfers	1,167	-	-
Stock purchases for deferred compensation plan	(499)	(318)	(355)
Stock based compensation	278	115	125
Increase in other assets	(355)	(699)	(391)
(Decrease) increase in other liabilities	(648)	189	409
Equity in undistributed losses (income) of subsidiaries	11,442	472	(5,580)
Net cash (used in) provided by operating activities	(57)	(713)	1,093
Cash flows from investing activities:
Investment in subsidiary	-	-	(5,000)
Purchase of corporation- obligated
mandatorily redeemable capital
securities of subsidiary trust holding
junior obligations of the corporation	-	(335)	(155)
Net cash used in investing activities	-	(335)	(5,155)
Cash from Financing Activities:
Exercise of stock options	166	931	47
Issuance of corporation- obligated
mandatorily redeemable securities
of subsidiary trust holding solely
junior subordinated debentures
of the corporation	-	11,135	5,155
Purchase of treasury shares	-	-	(1,305)
Tax benefit of stock option exercises	14	265	348
Net cash provided by financing activities	180	12,331	4,245
Increase in cash	123	11,283	183
Cash, beginning of period	11,579	296	113
Cash, end of period	$11,702	$11,579	$296

20.      Related Party Transactions

The Company made payments to related parties in the amount $1.8 million during 2009 compared to $0.2 million in 2008. The disbursements made during 2009 include $1.4 million in fees for architectural design, interior design, securing approvals, and construction management services paid to InterArch, a company owned by the spouse of Vernon W. Hill, II. Mr. Hill has made an investment in outstanding convertible trust preferred securities issued by the Company and currently acts as a consultant to Republic. The convertible nature of these securities results in beneficial ownership of more than 5% of the outstanding shares of the common stock of the company.

In order to adopt more of a retail customer focus, the Company remodeled each of its existing locations. Capital improvements totaling $8.3 million were made to the existing locations. Architectural design and construction management services provided by InterArch related to these improvements represented approximately 11% of the overall project costs, or $0.9 million. In addition, the Company utilized InterArch for similar services with respect to new locations for future growth and expansion at a cost of $0.5 million.

Competitive bids were solicited and received prior to the selection of InterArch for architectural and design services. During 2009, the Company engaged a nationally recognized independent accounting firm to review certain related party transactions. The findings provided by this firm were used to manage the related party expenditures associated with construction and renovation projects to industry standards. Based on these findings and its own detailed review, management believes disbursements made to related parties were substantially equivalent to those that would have been paid to unaffiliated companies for comparable goods and services and were within the range of industry standards for such services.

21.      Quarterly Financial Data (Unaudited)

The following tables are summary unaudited statements of operation information for each of the quarters ended during 2009 and 2008.

Summary of Selected Quarterly Consolidated Financial Data
	For the Quarter Ended, 2009
(Dollars in thousands, except per share data)	Fourth	Third	Second	First
Income Statement Data
Total interest income	$10,694	$10,713	$10,935	$11,128
Total interest expense	3,734	3,908	4,143	4,270
Net interest income (loss)	6,960	6,805	6,792	6,858
Provision for loan losses	1,000	150	8,250	4,800
Non-interest income (loss)	(1,205)	250	382	652
Non-interest expense	8,555	6,700	7,219	8,485
Provision (benefit) for income taxes	(1,368)	20	(2,860)	(2,015)
Net income (loss)	$(2,432)	$185	$(5,435)	$(3,760)

Per Share Data (1)
Basic:
Net income (loss)	$(0.23)	$0.02	$(0.51)	$(0.35)

Diluted:
Net income (loss)	$(0.23)	$0.02	$(0.51)	$(0.35)

	For the Quarter Ended, 2008
(Dollars in thousands, except per share data)	Fourth	Third	Second	First
Income Statement Data
Total interest income	$12,315	$13,532	$13,328	$14,801
Total interest expense	5,264	5,914	6,324	7,579
Net interest income	7,051	7,618	7,004	7,222
Provision for loan losses	1,601	43	43	5,812
Non-interest income (loss)	(931)	672	836	665
Non-interest expense	5,370	6,008	6,061	6,448
Provision (benefit) for income taxes	(435)	706	547	(1,595)
Net income (loss)	$(416)	$1,533	$1,189	$(2,778)

Per Share Data (1)
Basic:
Net income (loss)	$(0.04)	$0.14	$0.11	$(0.27)

Diluted:
Net income (loss)	$(0.04)	$0.14	$0.11	$(0.27)

(1) Quarters do not add to full year EPS due to rounding

Common Stock

PROSPECTUS

Sandler O’neill + partners, l.p.

, 2010

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, if any, payable by the Company relating to the sale of common stock being registered. All amounts are estimates except the SEC registration fee:

SEC Registration Fee		$2,852
Underwriter Discounts and Commissions	$	*
Printing Expenses	$	*
Legal Fees and Expenses	$	*
Accounting Fees and Expenses	$	*
Transfer Agent and Registrar’ s Fees and Expenses	$	*
Miscellaneous Expenses	$	*
Total	$	*
* to be filed by amendment

Item 14.  Indemnification of Directors and Officers.

The Company is a Pennsylvania corporation  The Pennsylvania Business Corporation Law (PBCL) contains provisions for mandatory and discretionary indemnification of a corporation’s directors, officers and other personnel and related matters.

Section 1741 of the PBCL authorizes a Pennsylvania corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a representative of the corporation, or is or was serving at the request of the corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 1742 of the PBCL further authorizes a Pennsylvania corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a representative of the corporation or is or was serving at the request of the corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of the action if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

Under Section 1743 of the PBCL, to the extent that a representative of a business corporation has been successful on the merits or otherwise in defense of any action or proceeding referred to in Section 1741 of the PBCL or Section 1742 of the PBCL, or in defense of any claim, issue or matter therein, a Pennsylvania corporation must indemnify such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 1744 of the PBCL provides that, unless ordered by a court, any indemnification under Section 1741 of the PBCL or 1742 of the PBCL shall be made by the corporation only as authorized in the specific case upon a determination that the representative met the applicable standard of conduct, and such determination will be made by the board of directors (i) by a majority vote of a quorum of directors not parties to the action or proceeding; (ii) if such a quorum is not obtainable, or if obtainable and a majority of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (iii) by the shareholders.

Section 1745 of the PBCL provides that expenses (including attorneys’ fees) incurred in defending any action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding referred to in Subchapter 17D of the PBCL upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation.

Section 1746 of the PBCL provides generally that, except in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, the indemnification and advancement of expenses provided by Subchapter 17D of the PBCL shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement action in such person’s official capacity and as to action in another capacity while holding that office.

Section 1747 of the PBCL grants to a corporation the power to purchase and maintain insurance on behalf of any person who is or was a representative of the corporation or is or was serving at the request of the corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise against any liability asserted against and incurred by such person in such capacity as a representative of the corporation or arising out of his or her status as such, whether or not the corporation would have the power to indemnify such person under Subchapter 17D of the PBCL. Sections 1748 and 1749 extend the indemnification and advancement of expenses provisions contained in Subchapter 17D of the PBCL to successor corporations in consolidations, mergers or divisions and to representatives serving as fiduciaries of employee benefit plans.

Section 1750 of the PBCL provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Subchapter 17D of the PBCL, shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a representative of the corporation and shall inure to the benefit of the heirs and personal representative of such person.

Our articles of incorporation provide that we will indemnify any and all directors and officers of the Company and other persons designated by the board of directors (which may include any person serving at the request of the Company as a director, officer, employee, agent, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other entity or enterprise) against liabilities incurred in connection with any proceed in which the indemnified pay may be involved as a party or otherwise by reason of the fact that such person is or was serving in such capacity..  We are not obligated to indemnify such persons under our articles of incorporation under certain specified circumstances, including when indemnification would be expressly prohibited by applicable law, when the conduct of the indemnified person has been determined to constitute willful misconduct or recklessness in accordance with the dispute resolution provision of our articles of incorporation, or in connection with the receipt by the indemnified person from the Company of a personal benefit to which the indemnified person is not legally entitled.  Our bylaws include similar indemnification provisions.

We maintain insurance to cover our directors and officers for liabilities which may be incurred by our directors and officers in the performance of their duties. We have also entered into an employment agreement with our chief executive officer which also provides for indemnification.

Item 15.  Recent Sales of Unregistered Securities

 In January and February 2009, we caused the distribution of an aggregate of 81,749 shares of our common stock in payment of certain company contributions and benefits to five participants in our deferred compensation plan maintained for our directors and officers.  The shares were distributed to Harry D. Madonna, our chairman and chief executive officer, and four former officers.  At the time of the distributions, the plan was administered by BSC Services Corp. for the benefit of participating directors and officers of Republic First Bancorp, Inc. and of First Bank of Delaware.  Certain of the recipients of the distributed shares also have provided services to First Bank of Delaware at times since the adoption of the plan, and certain of the distributed shares were distributed in respect of benefits provided by First Bank of Delaware.  Due to the limited number and nature of the participant distributees, we believe the offer and sale of the distributed shares was exempt from registration under the Securities Act based on Section 4(2) of the Securities Act, which provides an exemption for transactions by an issuer not involving any public offering.  Because the shares were distributed in payment of company contributions and benefits under the plan, we have recognized benefits expense in respect of those benefits, but we did not receive any proceeds from the distributions.

Item 16.  Exhibits and Financial Statement Schedules

The following Exhibits are filed as part of this report. (Exhibit numbers correspond to the exhibits required by Item 601 of Regulation S-K)

All other schedules and exhibits are omitted because they are not applicable or because the required information is set out in the financial statements or the notes thereto.

Exhibit Number	Description	Manner of Filing

1.1	Underwriting Agreement	To be filed by amendment.

2.1	Agreement and Plan of Merger, dated as of November 7, 2008, between Metro Bancorp, Inc. and Republic First Bancorp, Inc.	Incorporated by reference to Form 8-K Filed November 12, 2008
2.2	First Amendment to Agreement and Plan of Merger, dated as of July 31, 2009, between Metro Bancorp, Inc. and Republic First Bancorp, Inc.	Incorporated by reference to Form 8-K Filed July 31, 2009
2.3	Second Amendment to Agreement and Plan of Merger, dated as of December 18, 2009, between Metro Bancorp, Inc. and Republic First Bancorp, Inc.	Incorporated by reference to Form 8-K Filed December 22, 2009

2.4	Merger Termination Agreement, dated as of March 15, 2010, between Metro Bancorp, Inc. and Republic First Bancorp, Inc.	Incorporated by reference to Form 8-K Filed March 15, 2010

3.1	Articles of Incorporation, as amended, of Republic First Bancorp, Inc.	To be filed by amendment.

3.2	Amended and Restated By-Laws of Republic First Bancorp, Inc.	Filed herewith.

4.1
The Company will furnish to the SEC upon request copies of the following documents relating to the Company’s Floating Rate Junior Subordinated Debt Securities due 2037: (i) Indenture dated as of December 27, 2006, between the Company and Wilmington Trust Company, as trustee; (ii) Amended and Restated Declaration of Trust of Republic Capital Trust II, dated as of December 27, 2006; and (iii) Guarantee Agreement dated as of December 27, 2006, between the Company and Wilmington Trust Company, as trustee, for the benefit of the holders of the capital securities of Republic Capital Trust II.

4.2
The Company will furnish to the SEC upon request copies of the following documents relating to the Company’s Floating Rate Junior Subordinated Debt Securities due 2037: (i) Indenture dated as of June 28, 2007, between the Company and Wilmington Trust Company, as trustee; (ii) Amended and Restated Declaration of Trust of Republic Capital Trust III, dated as of June 28, 2007; and (iii) Guarantee Agreement dated as of June 28, 2007, between the Company and Wilmington Trust Company, as trustee, for the benefit of the holders of the capital securities of Republic Capital Trust III.

Exhibit Number	Description	Manner of Filing

4.3
The Company will furnish to the SEC upon request copies of the following documents relating to the Company’s Fixed Rate Junior Subordinated Convertible Debt Securities due 2038: (i) Indenture dated as of June 10, 2008, between the Company and Wilmington Trust Company, as trustee; (ii) Amended and Restated Declaration of Trust of Republic First Bancorp Capital Trust IV, dated as of June 10, 2008; and (iii) Guarantee Agreement dated as of June 10, 2008, between the Company and Wilmington Trust Company, as trustee, for the benefit of the holders of the capital securities of Republic First Bancorp Capital Trust IV.

5.1	Opinion of Pepper Hamilton LLP	To be filed by amendment.

10.1	Employment Agreement among Republic First Bancorp, Inc., Republic First Bank and Harry D. Madonna.*	Incorporated by reference to Form 8-K Filed January 26, 2010.

10.2	Employment Agreement between Republic First Bank and Andrew J. Logue.*	Filed herewith.

10.3	Employment Agreement between Republic First Bank and Rhonda S. Costello.*	Filed herewith.

10.4	Amended and Restated Stock Option Plan and Restricted Stock Plan*	Incorporated by reference to Form 10-K Filed March 10, 2008

10.5	Form of Option Award*	Filed herewith.

10.6	Deferred Compensation Plan*	Incorporated by reference to Form 10-K Filed March 16, 2010.

10.7	Change in Control Policy for Certain Executive Officers*	Incorporated by reference to Form 10-K filed March 9, 2007.

10.8	Amended and Restated Supplemental Retirement Plan Agreements between Republic First Bank and Certain Directors*	Incorporated by reference to Form 10-Q Filed November 7, 2008.

10.9	Purchase Agreement among Republic First Bancorp, Inc., Republic First Bancorp Capital Trust IV, and Purchasers of the Trust IV Capital Securities	Incorporated by reference to Form 10-Q Filed November 7, 2008.

10.10	Registration Rights Agreement among Republic First Bancorp, Inc. and the Holders the Trust IV Capital Securities	Incorporated by reference to Form 10-Q Filed November 7, 2008.

10.11	Consulting Agreement between Republic First Bancorp, Inc. and Vernon W. Hill, II	Incorporated by reference to Form 10-Q Filed November 7, 2008.

21.1	Subsidiaries of the Company	Incorporated by reference to Form 10-K Filed March 16 , 2010.

23.1	Consent of ParenteBeard LLC	Filed herewith.

23.2	Consent of Pepper Hamilton LLP	Included as part of Exhibit 5.1 hereto.

24.1	Power of Attorney	Included on signature page hereto.

*Constitutes a management compensation agreement or arrangement.

Item 17.  Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Philadelphia, Commonwealth of Pennsylvania, on                   , 2010.

REPUBLIC FIRST BANCORP, INC.

Date: April 23, 2010	By:	/s/ Harry D. Madonna
Harry D. Madonna
Chairman of the Board, President and Chief Executive Officer
(Principal Executive Officer)

Date: April 23, 2010	By:	/s/ Frank A. Cavallaro
Frank A. Cavallaro
Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

POWER OF ATTORNEY

Each individual whose signature appears below constitutes and appoints Harry D. Madonna and Frank A. Cavallaro his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes or substitute may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date: April 23, 2010	/s/ Harry D. Madonna
Harry D. Madonna
Chairman of the Board, President and Chief Executive Officer
(Principal Executive Officer)

Date: April 23, 2010	/s/ Frank A. Cavallaro
Frank A. Cavallaro
Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Date: April 23, 2010	/s/ Harris Wildstein, Esq.
Harris Wildstein, Esq.
Director

Date: April 23, 2010	/s/ Neal I. Rodin
Neal I. Rodin
Director

Date: April 23, 2010	/s/ Theodore J. Flocco, Jr..
Theodore J. Flocco Jr.
Director

Date: April 23, 2010	/s/ William Batoff
William Batoff
Director

Date: April 23, 2010	/s/ Robert Coleman
Robert Coleman, Director
Director

Date: April 23, 2010	/s/ Barry L. Spevak
Barry L. Spevak
Director

Exhibit Index

Exhibit Number	Description

3.2	Amended and Restated By-Laws of Republic First Bancorp, Inc.
10.2	Employment Agreement between Republic First Bank and Andrew J. Logue
10.3	Employment Agreement between Republic First Bank and Rhonda S. Costello
10.5	Form of Option Award
23.1	Consent of ParenteBeard LLC